02036926

1-15258

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SEC MAIL PROCESSING
RECEIVED
MAY 2 0 2002
WASH, D.C. 165 SECTION

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

P.E. 5-1-02

For the month of May 2002

PROCESSED
JUN 0 6 2002
THOMSON FINANCIAL

Kookmin Bank

(Translation of registrant's name into English)

9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No X

(If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-)

Annual Report

The following is glossy annual report, which was produced in accordance with Korean GAAP.

Annual Report: Korea's Beacon in Financial Services

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kookmin Bank
(Registrant)

Date: May 15, 2002

By: ______________________
(Signature)

Name: Jong-Kyoo Yoon
Title: Executive Vice President & Chief Financial Officer

KB
LISTED
NYSE

2002 FIFA WORLD CUP KOREA JAPAN

ANNUAL REPORT 2001

www.kookminbank.com

"Korea's Beacon in Financial Services"


Qiqihar
Harbin
Jilin
Fushun

Financial Highlights

	Pro forma 00/12/31	Pro forma 01/12/31	Changes	Purchase method 01/12/31
Operating results (billion won)				
Operating revenue	14,837	16,682	12.4%	10,994
Interest income	3,499	3,861	10.3%	2,596
Operating income	1,642	2,044	24.5%	846
Net income	1,244	1,486	19.5%	741
Pre-provision income	2,988	3,704	24.0%	2,188
Balance sheet data at Year-end (trillion won)				
Total assets	162.7	189.1	16.2%	189.1
Total deposits	126.2	137.9	9.3%	137.9
Total loans	98.8	108.1	9.5%	108.1
Shareholder's equity	6.8	8.9	30.9%	8.9
Ratios (%)				
ROA	0.96	0.98	0.02%p	0.76
ROE	19.47	18.16	-1.31%p	12.61
BIS Capital Adequacy Ratio	10.67	10.23	-0.44%p	10.23
Substandard & below ratio	6.09	3.56	-2.53%p	3.56

CONTENTS

2 LETTER TO SHAREHOLDERS
6 VISION & STRATEGY
10 SYNERGY EFFECTS
12 THE YEAR IN REVIEW
15 FINANCIAL SECTION

“Kookmin Bank aims to surpass its top spot in Korean banking and shine as ***a guiding star*** *for the world’s financial industry”*

Backed by 189 trillion won in assets, 29 million customers, 1,131 branches, the newly merged Kookmin Bank is poised to leap beyond its position as Korea’s best personal financial service provider.

As a strong, reliable bank, Kookmin Bank has recently emerged as Asia’s leading bank that aims to be the North Star of the world’s financial sphere.

By setting industry standards Kookmin should grow into a world-class financial institution with unparalleled banking services and world-class customer satisfaction, Kookmin Bank guides you to a bright future.



149 ORGANIZATION CHART

150 BOARD OF DIRECTORS & MANAGEMENT

151 BUSINESS DIRECTORY

152 CORPORATE DATA

Letter to Shareholders



The birth of the new Kookmin Bank was blessed by Moody's which raised its credit rating to the same level as that of the Korean government.

Dear shareholders,

The year 2001 was a historic period for Kookmin Bank. The two strongest commercial banks in Korea, Housing & Commercial Bank and Kookmin Bank, successfully merged to create a world-class financial institution, big and strong enough to represent Korea in the global financial sector. With combined assets of 189 trillion won, Kookmin Bank now stands as one of the world's top 60 financial institutions.

The merger was of unprecedented magnitude in Korea. It was a breath of fresh air not only in the Korean banking industry but also in the international financial community. As if to congratulate us

President Kim's Awards & Recognitions

1998

Jun. "One of the 50 Stars in Asia" by *Business Week*

1999

Aug. "The most influential banker" by *Institutional Investor*

Aug. "One of Korea's top fifty CEOs" by *Monthly Chosun*

Aug. "Korea's best CEO" by *Monthly Choongang*

Dec. Management leadership award from *Hankyerae Daily*

Finance Asia, Euromoney, and The Banker named Kookmin Bank

"Korea's best bank",

and Asiamoney selected the Bank as

"Korea's best institution in investor relations."

on the merger, Moody's raised our credit rating to a Baa2 in November last year and further to an A3 in April 2002, the same rating as that of the Korean government. *Asiamoney*, a leading financial journal in Asia, selected Kookmin Bank as Korea's best institution in terms of investor relations and one of the best-managed Korean corporations. A leading economic daily chose our Web Site as the best in the financial category for both 2000 and 2001.

We never expected the merger to be a walk in the park, and industry experts and investors observed the merger process with mixed feelings. Their concerns were quickly dispelled, however, as the newly merged Bank quickly began recording encouraging numbers. In the two months after the merger, deposits rose 3,758.8 billion won, while loans expanded 2,543.7 billion won. And we recorded 740.6 billion won of net income, the largest figure in the history of the Korean Banking industry. Furthermore, if we include the 745.7 billion won of net income from H&CB, which was not transferred due to accounting treatments, the net income would total 1,486 billion won.

The sharp rise of the share price is due to our outstanding business performance. In terms of market capitalization, the seamless merger process has enabled Kookmin Bank to be a leading listing company.

All of our accomplishments were made possible by our shareholders and customers. In this past year of excitement and uncertainty, you demonstrated your continued trust in our steadfast dedication to shareholder value, customer satisfaction, management transparency and performance-based work ethic. I would like to take this opportunity to thank you on behalf of Kookmin.

2000

Apr. "Model CEO of Korea" by Korea Management Association

May. Contribution Appreciation Award from Ehwa University

Dec. Contribution Appreciation Award from Seo Kang University

Dec. Contribution Appreciation Award from Korea University

Dec. "CEO of the Year" by *Hankyong Business*

In today's financial market, the explosive spread of the Internet and deregulation of the financial industry continue to lower traditional barriers between the financial sectors. In order to survive in this rapidly changing marketplace, Kookmin Bank is prepared to become a dominant force through it's aggressive expansion, diversification and digitalization strategies.

The Korean financial industry is not immune to this quiet, yet sweeping revolution. In addition to our merger, many industry experts expect one or two more bank mergers in the near future. These mergers will fundamentally change the banking industry landscape. As smaller banks gain economies of scale through consolidation, only the smoothest mergers will be in a position to dominate the market.

The rapid rise of the share price reflects Kookmin Bank's superior business performance and the smooth merger.

Through our successful merger, we have acquired the resources necessary to survive the upcoming challenges. We have the scale to cope with the ongoing globalization trend and the ever-competitive environment. Moreover, we have the business base and profitability to compete with world-class financial institutions - not only in our market but also in theirs.

But we are not complacent about the challenges that await us. To buttress the foundation we established last year, we have drawn up the following action plan:

First, we will focus on completing the ongoing merger process with the utmost care and attention to every detail. Every remaining merger process will be thoroughly reviewed and evaluated before execution. All merger-related decisions will be made according to our customers' interests and value creation. We will allocate substantial management resources to integrate information technology (IT) systems, thereby minimizing customer inconvenience. IT consolidation will be followed by the integration of the branch network. We feel confident that once the merger process is fully completed, it will be used as a case study for industry experts around the world.

President Kim's Awards & Recognitions

2001

Jun. "The Model CEO of Listed Companies" by the Korea Stock Exchange

Oct. "One of the 55 People Representing Korea" by *Kyonghyang Daily*

Oct. "One of the six CEOs who played a major role in overcoming the financial crisis of late 1997" by *Asia Week*

Nov. Special Merit Award from Korea IR Association

Dec. "The Best CEO Active" by *Weekly Chosun*

We envision a world-class retail financial service provider as we pursue 1.5% in ROA and 25% in ROE, performance indicators boasted only by the world's top 50 institutions.

Second, we will focus on elevating our management infrastructure to global standards. We will use whatever resources necessary and spare no effort to re-engineer work procedures and operations. Overlapping functions will be swiftly consolidated and the organization rearranged with an eye toward improving productivity. While cutting costs through streamlining and consolidation, we will allocate more resources to raise the quality of our staff to a level commensurate with our vision. We will continue to institute a management-of-accountability system by expanding the business unit system throughout the whole banking operation.

Third, we will continually improve our profitability. We plan to reach ROA of 1.5% and ROE of 25% by 2004. This would represent a profit performance higher than the world's 50th-ranked bank. By adhering to these goals, we expect Kookmin Bank to become a world-class retail financial institution.

The year 2001 was certainly exciting as well as challenging. By subjecting the merger process to the highest standards, we wrote a new chapter in the history of Korean banking. Together with our partners and affiliates, we have drawn up a viable blueprint for growing into a world-class retail financial institution. We expect 2002 to be another momentous year, as we take another leap toward realizing our vision. I look forward to sharing a similarly impressive report with you next year.

Thank you.

Jung-tae Kim *President & CEO*

Dec. "The Best CEO" by *Korea Business*

Dec. "The CEO of the Year" by *Chosun Daily*

Dec. "The Best Star in the Financial Industry" by *Moonwha Daily*

Dec. "The Rising Star of the Year" by *Dong-A Daily*

Dec. "The CEO of Glory" by *Korea Daily*

2002

Jan. Cover model on *Forbes*'s Global edition

Jan. "The First among the 100 CEOs shaping Korea" by *Chosun Daily*

Apr. *Business Week* "Kim's rapid reforms at Kookmin could make it a model for Asia"

Vision & Strategy



Long-term Vision

Kookmin Bank's long-term vision is to become a world-class personal financial service provider. This means further defining our vision in becoming Asia's leading bank which customers recognize as consistently providing convenient and professional services. In three years Kookmin Bank expects to lead all Asian financial institutions, with ROA of 1.5% and ROE of 25%.

Since the recent merger, Kookmin Bank has gained the asset size needed for the long-term survival and impressive profitability that meets international standards. Moreover, the commitment and cooperation of our employees, which empowered the merger process, has contributed to the market's positive reviews. Thus, our stock price has steadily increased.

Kookmin Bank is creating a transparent corporate governance structure that is on a par with the world's leading institutions; it is also putting together a management accounting system that can produce reliable management information and accounting data.

Why personal financial service provider?

By definition, personal financial service includes most corporate banking services such as SME lending, export/import finance, Cash Management System (CMS), operating capital lending, as well as traditional personal financial products and services. The traditional banking business does not provide enough income for survival in today's ever-competitive financial market. Therefore, Kookmin Bank aims to model itself as a personal finance service (PFS)

"Setting standards of excellence in the retail financial industry"

institution that offers insurance, investment trust and other high-margin, non-banking services in a one-stop financial center.

The personal finance market in Korea is strong in savings but weak in loans, so its growth potential is immense as the asset size of individuals grows substantially.
Armed with numerous strengths in retail banking, Kookmin Bank is positioned to emerge as a superior PFS institution.
To exceed our present growth potential, Kookmin Bank will develop new businesses and services and thus increase fee income sources by taking advantage of its enormous customer base and far-reaching distribution channels that are the largest in the industry.

Vision & Strategy

World-Class Personal Financial Service Provider

ROA : 1.5%
ROE : 25%
to reach in 3 years

△

Most Preferred Bank	Sound & Reliable Bank	Best Reference Bank in Asia



Focusing on
core businesses



Strategy

Strategic directions

First, Kookmin Bank is focusing on its core businesses that include housing finance, personal finance, personal loan, credit card business, and SME and SOHO finance. All these sources provide the income of most Korean banks and will continue to do so in the future.

Second, in the long run Kookmin Bank aims to develop competitive edges in the mass market and become a multi-specialist for each target area.

Third, Kookmin Bank plans to enter new businesses with high growth potential by leveraging its massive customer base and distribution channels. For example, when government barriers have been lifted, non-banking areas such as insurance, investment trust and securities will be explored as potential new fee-based income sources. In addition, Kookmin Bank will seek out new business opportunities by actively gathering and evaluating new business plans or ideas from within and outside the bank. Areas of interest include m-commerce, e-business, credit check service, and loan collection.

Strategy by customer group

Our target consumer groups comprise the upper-mass and affluent individuals, SMEs and SOHOs. These groups form an increasingly attractive market thanks to progress in technology, demographic changes and behavioral changes.

Affluent segment

This market, which brims with high growth potential, has no definite market leader. According to the Boston Consulting Group's report, the aggregate assets of high-income potential customers with at least 1 billion won in assets amount to 165 trillion won and, by 2005, the assets should amount to 250 trillion won, with assets available for investment reaching 80 trillion won. This market primarily evolves around financial advisory services and wealth management service, Thus, Kookmin Bank plans to increase VIP rooms for affluent groups.

Strategy by customer group

Key initiatives (Retail)

- Enhance brand image
- Expand PB and asset management service
- Enhance Product/ Service lines
- Secure special HR

- Improve network convenience
- Enhance value-added service
- Enlarge personal loan

- Build economies of scale
- Streamline processes
- Actively migrate to low cost channels



Affluent
Large corporate
Upper mass
SME
Mass
SOHO
Retail
Corporate

Key initiatives (Corporate)

- Sell off NPLs
- Reduce exposure

- Enhance B2B payment market
- Develop individual/ Corporate asset management service
- Construct elaborate credit rating system

- Relationship oriented marketing
- Consider one stop shopping as a convenience
- Reduce loan approval time
- Construct elaborate credit rating system



Enter new business with high growth potential



Upper-Mass segment

Given that this market is composed of relatively low-net worth customers, Kookmin Bank plans to heighten profitability through integrated and tailor-made services. By using a sophisticated Customer Relationship Management (CRM) system, Kookmin Bank will focus on cross selling a variety of products and services.

Mass segment

As the mass customers prefer convenient-yet-reasonably -priced services, Kookmin Bank plans to bolster the call center, ATMs and Internet banking services by increasing investments in developing and searching for low cost channels.

Large corporate market

This market will continue to diminish in size and importance. As large corporations are increasingly raising funds directly from the capital market via bonds and other vehicles, their reliance on banks have inversely been decreasing. While maintaining a viable business relationship with large corporate clients within an acceptable range of risk, Kookmin Bank plans to concentrate on the account settlement service and other financial services for corporate employees.

Small- and medium-sized enterprise market

As SME clients look for safety and partnership quality in their banking institutions, Kookmin Bank's 'relationship' managers will promote stronger partnerships, offering management consulting services for SME clients and package financial services for their employees.

SOHO market

This is a high-yield, high-risk market, so Kookmin Bank plans to adopt a cautious approach with an advanced Credit Scoring System (CSS) and Credit Rating System (CRS).

Strategy for world-class competitiveness

To enhance its competitiveness, Kookmin Bank plans to focus on the following:

Marketing and sales : segmenting the customer base and tailoring products and services to the characteristics of each segment.

Service channels : diversifying and differentiating service delivery channels to fine-tune efficiency and enhance customer satisfaction by group.

Work process : restructuring the work process based on customer needs, transforming branches into a sales force, and establishing an efficient sales support process based on economies of scale.

Credit risk management : enhancing pricing competitiveness by accurately evaluating the risk and value of each customer.

Personnel management : instituting objective and comprehensive rewarding systems to motivate employees and improve productivity.

Synergy Effects



Income Increase Due to Synergy Effects

The merger of Korea's two biggest commercial banks has given birth to a super bank unrivaled in Korea. It has created an enormous customer base, doubled capital strength and galvanized market positions. Specifically, the merger has brought about a sizable increase in revenue and cut operating costs, although the merger itself came with integration costs.

Since the merger, interest margins have improved, automated teller machines (ATMs) fees have increased noticeably, foreign exchange fees have jumped, income from securities management has skyrocketed, and fee income from household and corporate loans have climbed more than the usual rate. Moreover, the merger markedly cut costs and reduced budget overlap.

Kookmin Bank expects the substantial merger synergy to be realized for the next three years.


"This is not just about getting bigger,
it's about being **the best**"

Integration Progress

Though merging Korea's two biggest banks is certainly time-consuming, Kookmin Bank is committed to completing the integration process before the end of 2002. The two most important projects remaining are consolidating the information technology (IT) systems and adopting a uniform personnel policy.

Kookmin Bank plans to form a comprehensive personnel policy and finish integrating the existing IT systems of the two banks by the end of September. By the end of June we will establish an integrated IT system that will run on a trial basis for the next three months. We have set up a call center that has been in operation since April.

Management and the labor unions have been exchanging views on delicate issues such as position assignments, promotions and wages and on a policy that accommodates the corporate cultures of the two banks.

The Year In Review

"Korea's Best Bank" by Int'l Journals

A number of publications have cited Kookmin Bank's accomplishments. *Finance Asia* cited Kookmin Bank as having the largest assets and income base; *Euromoney* noted that Kookmin Bank is playing an industry-leading role in deposit taking and lending with its huge customer base; and *The Banker* highlighted Kookmin Bank's marketing activity, income performance, production development records, business strategy and other related subjects.



Newly Merged Bank Set Sail on Nov. 1

The new bank, born out of the merger of the former Kookmin Bank and H&CB, was officially launched on Nov. 1, 2001, with 185 trillion won in assets and 10 trillion won in market capitalization. Excluding China and Japan, the recently merged bank is the largest financial institution in Asia.

NYSE Listing

On October 31, Kookmin Bank confirmed new listing date of its American depository shares ("New Kookmin ADS") on the New York Stock Exchange. The new ticker symbol for the new Kookmin ADS is "KB".


Top Brand

Named Consumers' Top Brand

Kookmin Bank was chosen as the best bank, according to a consumer survey conducted by an economic daily and a survey company. The survey questioned 1,000 consumers about their perception and preference of Korean banks. 51.6% of the respondents identified Kookmin Bank as Korea's leading bank in terms of its friendly image, integrity and size.



World Cup Passbook Gets Consumer Award

Kookmin Bank's World Cup passbook account received a top award in the consumer financial category from the *Korean Economic Daily*. In its annual contest awarding innovative financial products and services, it chose the World Cup passbook account for its combination of attractive fixed interest rates and a World Cup ticket. An official sponsor of the 2002 World Cup Games, Kookmin Bank introduced this popular savings product as a way to drum up grass root support for the world's largest sports tournament.


Moody's 신용평가

Highest Bank Credit Rating

Moody's, an internationally respected credit rating agency, raised the credit rating of Kookmin Bank two notches, from Baa2 to A3. This new rating is the same as the Korean government's and the highest among Korean banks.


BusinessWeek
TOYOTA

Business Week Extols Bank's Reforms

In it's April 8th, 2002 issue, *Business Week*, a leading economic magazine, detailed the rapid reforms CEO Kim has been instituting at Kookmin Bank. The article cited that the reforms could be used as a model for Asia. The article, under the heading, "The Bank That's Rewriting All the Rules" indicated that Kookmin Bank was profoundly affecting other Korean banks, and that the success of the merger was recasting the banking industry's landscape. In outlining Kim's reform agenda, the magazine predicted that Kookmin Bank would be benchmarked by other banks if his vision is fully realized.


Forbes
The
BRIGHTEST
HOPE
In Asian Finance

CEO on Cover of *Forbes*

Kookmin Bank's CEO, Kim Jung-tae was on the cover of *Forbes'* in the January 2002 issue of the global edition. Under the heading, "The brightest hope of Asian Banking," *Forbes* said that Kim had the support of overseas investors and that he would lead changes in Korea's economy and banking system.



"Best Web Site"

Kookmin Bank's Web Site (www.kookminbank.com) received top honors at the Second Annual Web Awards Contest. Organized by the *Korea Economic Daily*, this contest awards outstanding finance-related Web Sites based on service quality, ease of use, content range and services.


asiamoney

"Best Company in IR"

Asiamoney cited Kookmin Bank as the best company in IR and the second best-managed company in Korea in its annual *Asiamoney* Award. The Hong Kong-based financial journal's selection was based on the opinions of 228 leading investment-related firms around the world.



Global ATM Service Launched

Starting from March 11, 2002, Kookmin Bank expanded its ATM-based global service throughout its branch network. This service allows foreign credit card or debit cardholders to make withdrawals and get cash advances at Kookmin Bank's ATMs.

Financial Section

Management Discussion & Analysis	16
Report of Independent Accountants (Non-Consolidated Banking Accounts)	26
Non-Consolidated Balance Sheets	27
Non-Consolidated Income Statements	28
Non-Consolidated Statements of Appropriations of Retained Earnings	29
Non-Consolidated Statements of Cash Flows	30
Notes to Non-Consolidated Financial Statements	31
Appendix	78
Balance Sheets (Trust Accounts)	82
Statements of Income (Trust Accounts)	83
Notes to Financial Statements (Trust Accounts)	84
Report of Independent Accountants (Consolidated)	89
Consolidated Balance Sheets	90
Consolidated Income Statements	91
Changes in Consolidated Shareholders' Equity	92
Consolidated Statements of Cash Flows	93
Notes to Consolidated Financial Statements	94
Appendix	145

The following chart lists the pro forma results and analysis reflecting the New Kookmin Bank's 2001 results, as combined results of former Kookmin Bank and former H&CB. We suggest that this data be used for the sole purpose of the pro forma review and reference, as the pro forma figures are not official. Given that the new bank's combined 2001 financial statements have been produced based on a purchase method, the official net income stands at ₩741 billion.

[Financial Highlights]

	Pro forma			Purchase method
	00/12/31	01/12/31	Changes	01/12/31
Operating results (billion won)				
Operating revenue	14,837	16,682	12.4%	10,994
Interest income	3,499	3,861	10.3%	2,596
Operating income	1,642	2,044	24.5%	846
Net income	1,244	1,486	19.5%	741
Pre-provision Income	2,988	3,704	24.0%	2,188
Balance sheet data at Year-end (trillion won)				
Total assets	162.7	189.1	16.2%	189.1
Banking	142.0	156.9	10.5%	156.9
Trust	20.7	32.2	55.6%	32.2
Total deposits	126.2	137.9	9.3%	137.9
Total loans	98.8	108.1	9.5%	108.1
Shareholder's Equity	6.8	8.9	30.9%	8.9
Ratios (%)				
ROA	0.96	0.98	0.02%p	0.76
ROE	19.47	18.16	-1.31%p	12.61
BIS Capital Adequacy Ratio	10.67	10.23	-0.44%p	10.23
Substandard & below ratio	6.09	3.56	-2.53%p	3.56

Executive summary

Net income for 2001 amounted to ₩1,486 billion, which represents a 19.5% (₩242 billion) increase. Pre-provision income came to ₩3,704 billion, a 24.0% (₩716 billion) increase on a year on year basis. The increase stemmed from a rise in interest-earning assets as well as a 0.06% points increase in the net interest margin, which rose from 3.36% to 3.42%. In addition, credit card income and trust income were contributing factors; the two income items rose 72.9% and 240.4%, respectively.

Total assets rose 16.2% (₩26.4 trillion) over the year in review to ₩189.1 trillion: Banking accounts grew 10.5% (₩14.9 trillion), while Trust accounts increased 55.6% (₩11.5 trillion). Shareholders' equity rose 30.9% (₩2.1 trillion) to ₩8.9 trillion, due mainly to a net income-based increase in surplus income and the growth of capital surplus related to the merger.

ROA improved 0.02% points over the year in review to 0.98%, while ROE continued to maintain a high growth rate at 18.16%. BIS capital adequacy ratio stood at a stable 10.23%.

Kookmin bank has aggressively addressed the bad asset issue, which led to a substantial reduction of NPLs. As a result, substandard & below loan ratio decreased 2.53% points over the year to 3.56%.

Net income

Operating revenue grew 12.4% (₩1,845 billion) over the year in review to ₩16,682 billion. While interest revenue inched up 3.3% to ₩11,500 billion, fees & commissions jumped 48.1% (₩515 billion) to ₩1,586 billion. Operating expenses increased 10.9% (₩1,443 billion) to ₩14,638 billion. Interest expenses changed minimally over the year, but losses from bad debt expenses and administrative expenses rose substantially. Accordingly, operating income at the end of 2001 amounted to ₩2,044 billion, 24.5% (₩402 billion) more than the year before. Net income rose to ₩1,486 billion, a 19.5% (₩242 billion) increase compared with the previous year.


1,486
1,244
2000
2001

Net Income
(billion won)

[Income statement summary]

(billion won, %)

	Pro forma		Growth(YoY)		Purchase method
	00/12/31	01/12/31	Amount	%	01/12/31
Operating revenue	14,837	16,682	1,845	12.4	10,994
Interest revenue	11,134	11,500	366	3.3	7,317
Fees and commissions	1,071	1,586	515	48.1	621
Other operating revenue	2,632	3,596	964	36.6	3,056
Operating expenses	13,195	14,638	1,443	10.9	10,148
Interest expenses	7,635	7,639	4	0.1	4,721
Fees and commissions	127	248	121	95.3	139
Other operating expenses	3,514	4,443	929	26.4	3,829
Administrative expenses	1,919	2,308	389	20.3	1,459
Operating income	1,642	2,044	402	24.5	846
Non-operating income	151	139	-12	-7.9	247
Income before tax	1,793	2,183	390	21.8	1,093
Income tax expenses	549	697	148	27.0	352
Net income	1,244	1,486	242	19.5	741

Pre-provision income

Pre-provision income rose 24.0% (₩716 billion) over the year in review to ₩3,704 billion. Interest income rose 10.3% (₩362 billion) to ₩3,861 billion, reflecting long-standing steady growth momentum. Non interest income rose 58.9% (₩736 billion) to ₩1,986 billion. In breaking down the non interest income item, trust income jumped 240.4% (₩238 billion) to ₩337 billion because the domestic economy was vibrant in 2001, allowing the Bank to allocate a small amount of allowance for valuation of receivables compared to the previous year in which the economic condition was less favorable. Fees and commissions rose 45.3% (₩416 billion) to ₩1,334 billion and Security related income increased 54.3% (₩201 billion) to ₩571 billion. General and administrative expenses expanded 21.7% (₩382 billion) to ₩2,143 billion, due primarily to higher labor costs and other related expenses.

[Pre-provision income]

(billion won, %)

	Pro forma		Growth(YoY)		Purchase method
	00/12/31	01/12/31	Amount	%	01/12/31
Interest income	3,499	3,861	362	10.3	2,596
Non interest income	1,250	1,986	736	58.9	938
Trust income	99	337	238	240.4	203
Fees and commissions	918	1,334	416	45.3	479
Security related income	370	571	201	54.3	452
Others	-137	-256	-119	86.9	-196
Sub-total	4,749	5,847	1,098	23.1	3,534
G&A expenses	1,761	2,143	382	21.7	1,346
Pre-provision income	2,988	3,704	716	24.0	2,188
Provisioning for the period	1,195	1,521	326	27.3	1,095
Net income before tax	1,793	2,183	390	21.8	1,093
Income tax expenses	549	697	148	27.0	352
Net income	1,244	1,486	242	19.5	741


3,861
3,499
2000
2001

Interest Income
(billion won)

Interest income

Over the year in review, interest revenue rose 3.3% (₩366 billion) to ₩11,500 billion. Interest expense, however, hardly changed over the year, ending the year at ₩7,639 billion, a mere ₩4 billion more than the year before. Accordingly, interest income rose 10.3% (₩362 billion) to ₩3,861 billion. Interest on securities, which were affected by low interest rates, decreased 15.3% (₩369 billion) to ₩2,049 billion, while due from banks dropped 76.1% (₩305 billion) to ₩96 billion. This low interest rate trend was also evident on the interest expense side. Interest on debentures shrank 13.8% (₩128 billion) over the year in review to ₩797 billion, and interest on borrowings decreased 5.4% (₩39 billion) to ₩686 billion. Interest on loans and interest on deposits rose over the year in review. Net interest spread, such that the difference between interest on loans and interest on deposits caused interest income to rise, as interest on deposits fell more than interest on loans in rate.


0.84 %
1.30 %
17.82 %
80.04 %
Loans
Securities
Due from Banks
Other Interest Revenue

2001

Interest Revenue


1.17 %
8.98 %
10.43 %
79.42 %
Deposits
Debentures
Borrowings
Other Interest Expenses

2001

Interest Expenses

[Interest income]

(billion won, %)

	Pro forma		Growth(YoY)		Purchase method
	00/12/31	01/12/31	Amount	%	01/12/31
Interest revenue	11,134	11,500	366	3.3	7,317
Interest on due from banks	401	96	-305	-76.1	79
Interest on securities	2,418	2,049	-369	-15.3	1,602
Interest on loans	8,212	9,205	993	12.1	5,513
Other interest revenue	103	150	47	45.6	123
Interest expenses	7,635	7,639	4	0.1	4,721
Interest on deposits	5,918	6,067	149	2.5	3,613
Interest on borrowings	725	686	-39	-5.4	514
Interest on debentures	925	797	-128	-13.8	531
Other interest expenses	67	89	22	32.8	63
Interest income	3,499	3,861	362	10.3	2,596

Net interest spread and net interest margin

Over the year in review, lowering interest rates also brought down interest rate on loans in won, interest rate on deposits in won and the interest rate on debentures in won. Interest rate on loans in won decreased 0.69% points to 9.45%. Average balance on loans in won, however, rose ₩15,178 billion to ₩88,543 billion. As a result, interest income on loans in won rose ₩933 billion to ₩8,369 billion, despite the interest rate fall. Interest rate on deposits in won decreased 0.83% points to 5.56%. The average balance on deposits in won rose ₩16,597 billion to ₩108,354 billion, which resulted in interest expense on deposits in won to rise ₩164 billion to ₩6,027 billion. As interest rate on deposits fell more than interest rate on loans in rate, the net interest spread rose 0.14% points to 3.89%. And the net interest margin increased 0.06% points to 3.42%.

[Interest rate analysis]

(billion won, %p, %)

	Pro forma		Growth (YoY)		Purchase method
	00/12/31	01/12/31	%p/Amount	%	01/12/31
Interest rate on loans in Won	10.14	9.45	-0.69	-6.8	9.05
Average balance	73,365	88,543	15,178	20.7	53,500
Interest income on loans in Won	7,436	8,369	933	12.5	4,842
Interest rate on deposits in Won	6.39	5.56	-0.83	-13.0	5.29
Average balance	91,757	108,354	16,597	18.1	67,750
Interest expenses on deposits in Won	5,863	6,027	164	2.8	3,584
Interest rate on debentures in Won	10.84	8.19	-2.65	-24.4	8.59
Average balance	7,169	8,496	1,327	18.5	5,238
Interest expenses on debentures in Won	777	696	-81	-10.4	450
Net interest spread	3.75	3.89	0.14	3.7	3.76
Net interest margin	3.36	3.42	0.06	1.8	3.10


1,986
1,250
2000 2001
Non-Interest Income
(billion won)

Non-interest income

Non-interest income rose 58.9% (₩736 billion) over the year in review to ₩1,986 billion. Trust income grew the highest in growth rate, and commission income grew the most in terms of volume. Trust income grew 240.4% (₩238 billion) to ₩337 billion, due mainly to a ₩55 billion increase in fees & commissions and partly because of a transfer from allowance for valuation of receivables allocated in 2000. Commission income rose 45.3% (₩416 billion) to ₩1,334 billion. Most of the rise stemmed from the credit card business. Net fee income from credit card soared 72.9% (₩376 billion) to ₩892 billion. An aggressive government campaign to promote card use fueled the rapid growth of the credit card market. Securities-related income rose 54.3% (₩201 billion) to ₩571 billion. Of securities-related income, marketable securities-related income amounted to ₩239 billion, while investment securities-related income dipped to minus ₩285 billion.

Valuation gain on equity sharply rose ₩236 billion to ₩427 billion, thanks to the robust income performance of Kookmin Credit Card and other subsidiaries. In other items, foreign exchange-related income decreased ₩76 billion to ₩181 billion, while derivatives-related gain came to ₩51 billion in the red, though it represents a ₩73 billion improvement compared with the previous year. Loan sales also generated a ₩122 billion loss.

[Non-interest income]

(billion won, %)

	Pro forma		Growth(YoY)		Purchase method
	00/12/31	01/12/31	Amount	%	01/12/31
Trust income	99	337	238	240.4	203
Fees and commissions	310	365	55	17.7	232
Termination of trust commodities	25	4	-21	-84.0	3
Subsidy for trust accounts	-236	-32	204	-86.4	-32
Commission Income	918	1,334	416	45.3	479
Commissions on credit card	516	892	376	72.9	284
Commissions on NHF management	158	182	24	15.2	33
Guarantee fees	11	11	0	0.0	8
Other commissions	233	249	16	6.9	154
Securities income	370	571	201	54.3	452
Gain on traded securities	92	239	147	159.8	31
Gain on investment securities	-73	-285	-212	290.4	-22
Gain on equity method valuation	191	427	236	123.6	351
Other income	160	190	30	18.8	92
Other non-interest income	-137	-256	-119	86.9	-196
Gain on trading of FC	257	181	-76	-29.6	148
Gain on derivatives	-124	-51	73	-58.9	-27
Gain on loan sales	2	-122	-124	-6,200.0	-118
Other income	-272	-264	8	-2.9	-199
Total	1,250	1,986	736	58.9	938

Administrative expenses

Administrative expenses increased 20.3% (₩389 billion) over the year in review to ₩2,308 billion. Salaries & Wages is one item that grew most noticeably, increasing 19.0% (₩179 billion) to ₩1,120 billion. In addition, Other employee benefits expanded 70.4% (₩131 billion) to ₩317 billion. Salaries & Wages and other employee benefits rose because of wage increase, bonuses paid, and the discontinuation of a progressive severance pay system. As a result of increased Administrative expense, the ratio of expenses to actual total average assets increased 0.04% points over the year in review to 1.52%, though actual total average assets rose 16.6%.

[Administrative expense]

(billion won, %p, %)

	Pro forma		Growth(YoY)		Purchase method
	00/12/31	01/12/31	%p/Amount	%	01/12/31
Salaries & Wages*	941	1,120	179	19.0	654
Others	696	898	202	29.0	629
Other employee benefits	186	317	131	70.4	284
General	510	581	71	13.9	345
Depreciation	191	196	5	2.6	117
Taxes	91	94	3	3.3	59
Administrative expense	1,919	2,308	389	20.3	1,459
Actual total average assets	130,044	151,614	21,570	16.6	97,650
Expenses to actual total average assets	1.48	1.52	0.04	2.7	1.49

*Includes retirement allowance

Total loans

Total loans including Trust accounts outstanding at the end of 2001 stood at ₩108,148 billion, up 9.5% or ₩9,377 billion. Loans for Banking accounts rose 12.0% (₩11,430 billion) to ₩107,030 billion, while loans for Trust accounts decreased 64.7% (₩2,053 billion) to ₩1,118 billion. This decrease can be attributed to an increase in securities investment in addition to restricted new fresh loan. Of loans in Banking accounts, loans in won rose 12.9% (₩10,834 billion) over the year in review to ₩94,699 billion, while loan in foreign currencies decreased ₩96 billion to ₩4,174 billion. In breaking down loans in won, household loans and SME loans rose substantially over the year 2001. The former rose 23.1% (₩11,281 billion) to ₩60,154 billion, thanks to Kookmin Bank's aggressive marketing and a rising need for consumer financing. Meanwhile, mortgage loans increased 11.9% (₩2,704 billion), while non-mortgage loans 32.7% (₩8,577 billion), surpassing mortgage loans in growth volume as well as growth rate.


108,148
98,771
2000
2001

Total Loans
(billion won)

SME loans increased 17.6% (₩4,179 billion) to ₩27,885 billion, while large corporate loans fell 32.0% (₩2,747 billion) to ₩5,832 billion, mainly due to asset-backed securities sales, write-offs of bad loans, and equity swaps. Public and others decreased 69.4% (₩1,879 billion), mainly due to a redemption of loans to Korea Deposits Insurance Corporation and Korea Asset Management Corporation.

[Total loans]

(billion won, %)

	Pro forma 00/12/31 Amount	%	01/12/31 Amount	%	Growth (YoY) Amount	%
Loans for Banking accounts	95,600		107,030		11,430	12.0
Loans in won	83,865	100	94,699	100	10,834	12.9
Corporate	34,992	42	34,545	36	-447	-1.3
Large	8,579	10	5,832	6	-2,747	-32.0
SME	23,706	28	27,885	29	4,179	17.6
Public and others	2,707	4	828	1	-1,879	-69.4
Household loans	48,873	58	60,154	64	11,281	23.1
Mortgage	22,646	27	25,350	27	2,704	11.9
Non-mortgage	26,227	31	34,804	37	8,577	32.7
Loans in foreign currency	4,270		4,174		-96	-2.2
Others	7,465		8,157		692	9.3
Loans for Trust accounts	3,171		1,118		-2,053	-64.7
Total loans	98,771		108,148		9,377	9.5


137,940
126,181
2000
2001

Total Deposits
(billion won)

Total deposits

Total deposits including Trust accounts at the end of 2001 came to ₩137,940 billion, up 9.3% or ₩11,759 billion from the previous year. Total deposits in Banking accounts increased 11.7% (₩12,368 billion) over the year in review to ₩118,200 billion, while total deposits in Trust accounts decreased ₩609 billion to ₩19,740 billion: new installment money trust and other types of money trusts fell drastically, as they reached their maturity.

Of Banking accounts deposits, deposits in won increased 11.7% (₩12,238 billion) to ₩117,098 billion, while deposits in foreign currencies rose 13.4% (₩130 billion) to ₩1,102 billion. The increase in local currency deposits stemmed largely from core deposits, low cost funding sources, which rose 37.6% (₩10,179 billion) to ₩37,259 billion. Savings deposits inched up 3.9% (₩2,821 billion) to ₩75,645 billion. Marketable deposits decreased ₩762 billion to ₩4,194 billion.

Meanwhile, the ratio of loans to deposits hardly changed from the previous year, ending 2001 at 78.4%. By account, the ratio for Banking accounts was 90.5%, up 0.2% points from the previous year, while that for deposits in won came to 80.9%, up 0.9% points. The ratio for Trust accounts came to 5.7%, 9.9% points lower than the previous year.

[Total deposits]

(billion won, %)

	Pro forma 00/12/31 Amount	%	01/12/31 Amount	%	Growth (YoY) Amount	%
Deposits for Banking accounts	105,832		118,200		12,368	11.7
Deposits in Won	104,860	100	117,098	100	12,238	11.7
Core deposit	27,080	26	37,259	32	10,179	37.6
Savings deposit	72,824	69	75,645	65	2,821	3.9
Marketable deposit*	4,956	5	4,194	3	-762	-15.4
Deposits in FC	972		1,102		130	13.4
Deposits for Trust accounts	20,349		19,740		-609	-3.0
Total deposits	126,181		137,940		11,759	9.3

*Marketable deposit: CD+Bonds sold under repurchase agreements+Bill sold.

[Loans to deposits ratio]

(%, %p)

	00/12/31	Pro forma 01/12/31	difference
Total loans/total deposits	78.3	78.4	0.1
Banking accounts only	90.3	90.5	0.2
Loans in won/deposit in won	80.0	80.9	0.9
Trust accounts only	15.6	5.7	-9.9

Asset quality

Total credit outstanding at the end of 2001 amounted to ₩112,920 billion, up 9.1% (₩9,397 billion) from the previous year. Over the year in review, substandard & below loans decreased 36.3% (₩2,288 billion) to ₩4,015 billion, thus bringing substandard & below ratio by 2.53% points to 3.56% at the year-end. As a result of this decrease, coverage ratio rose 3.60% points to 61.32%. Precautionary & below ratio decreased 3.75% points to 7.65%. Also, NPL ratio decreased 1.30% points to 2.62%, and the ratio of delinquent loan lowered 1.19% points to 2.51%. The reduction of substandard & below loans can be attributed to Kookmin Bank's aggressive efforts to sell or write off bad assets. In 2001, NPLs sold totaled ₩1,333 billion, ₩462 billion more than the previous year. Write-offs amounted to ₩1,862 billion, including Hynix loans, 58.7% (₩689 billion) more than the previous year.

[Asset quality]

(billion won, %p, %)

	Pro forma 00/12/31	01/12/31	Growth (YoY) %p/Amount	%
Total credits	103,523	112,920	9,397	9.1
Normal	91,719	104,284	12,565	13.7
Precautionary	5,501	4,621	-880	-16.0
Substandard	4,168	2,484	-1,684	-40.4
Doubtful	1,654	1,222	-432	-26.1
Estimated loss	481	309	-172	-35.8
Precautionary and below	11,804	8,636	-3,168	-26.8
Ratio	11.40	7.65	-3.75	-32.9
Coverage ratio	30.82	28.51	-2.31	-7.5
Substandard and below	6,303	4,015	-2,288	-36.3
Ratio	6.09	3.56	-2.53	-41.5
Coverage ratio	57.72	61.32	3.60	6.2
Loan loss provision	3,638	2,462	-1,176	-32.3
Non-performing loan ratio	3.92	2.62	-1.30	-33.2
Delinquency ratio	3.70	2.51	-1.19	-32.2
NPL sold	871	1,333	462	53.0
Write offs	1,173	1,862	689	58.7
Total	2,044	3,195	1,151	56.3

Capital adequacy

BIS capital adequacy ratio (CAR) for 2001 stood at 10.23%, a stable level that continued from the previous year. Tier I capital ratio rose 0.81% points over the year in review to 7.09%. To review the BIS capital ratio for 2001 in detail, risk-weighted assets were tallied at ₩114,849 billion, with Tier I capital at ₩8,141 billion and Tier II capital at ₩3,653 billion. Accordingly, Tier I capital ratio was calculated to be 7.09%, and Tier II capital ratio 3.18%, thus bringing BIS capital ratio to 10.23%.

[Capital adequacy]

(%, %p)

	Pro forma 2000	2001	change
BIS capital adequacy ratio	10.67	10.23	-0.44
Tier I	6.28	7.09	0.81

(billion won, %)

As of Dec.31.2001	Amount	Ratio
Risk weighted assets	114,849	100.0
on balance	108,695	94.6
off balance	6,154	5.4
Total capital	11,751	10.23
Tier I	8,141	7.09
Tier II	3,653	3.18
Adjustment	-43	-0.04
BIS capital adequacy ratio		10.23

Trust accounts

Trust income at the end of 2001 came to ₩337 billion, 240.4% (₩238 billion) more than the previous year. Total revenue, however, decreased 18.0% (₩69 billion) over the year in review to ₩315 billion. Of this amount, fees and commissions decreased 13.4% (₩48 billion) to ₩311 billion. This decrease can be attributed to a reduction in new installment money trusts and other money trusts following the maturity of high-yield money trusts. In addition, early cancellation fees fell 84.0% (₩21 billion) to ₩4 billion. The reason that trust income rose despite the reduction in trust revenue had to do with provisions for losses and guarantee payment. Compared with 2000 when Kookmin Bank allocated ₩156 billion in provisions for loss with regard to corporate restructuring, In 2001, ₩39 billion was transferred from the previous year's provisions, which had an effect of gaining ₩195 billion in profit. Guarantee payment was in a similar situation. While guarantee payment in 2000 reached ₩121 billion as a result of a poor securities investment performance due to the bearish market, guarantee payment in 2001 came to ₩2 billion, which had an effect of ₩119 billion in profit.

[Trust accounts]

(billion won, %)

	Pro forma		Growth(YoY)		Purchase method
	00/12/31	01/12/31	Amount	%	01/12/31
Total revenue	384	315	-69	-18.0	193
Fees and commissions	359	311	-48	-13.4	190
Early cancellation fee	25	4	-21	-84.0	3
Guarantee payment	121	2	-119	-98.3	2
Provision for losses	156	-39	-195	-125.0	-21
Special provisions	8	15	7	87.5	9
Net trust income	99	337	238	240.4	203

Samil Accounting Corporation
Kukje Center Building 21thFlr.
191 Hankangro 2 ga, Yongsanku
SEoul 140-702, KOREA
(C.P.O. Box2170,100-621)

To the Board of Directors and Shareholders of Kookmin Bank

We have audited the accompanying balance sheet of Kookmin Bank ("the Bank") as of December 31, 2001 and 2000, and the related statements of income, appropriations of retained earnings, and cash flows for the years then ended, expressed in Korean Won. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Bank as of December 31, 2001 and 2000, and the results of its operations, the changes in its retained earnings, and its cash flows for the years then ended, in conformity with financial accounting standards generally accepted in the Republic of Korea.

As discussed in Note 33 to the financial statements, the Bank entered into a business combination contract ("the Contract") with H&CB on April 23, 2001 and obtained approval from the shareholders for such combination on September 29, 2001. In accordance with the Contract, the Bank completed the legal consolidation with H&CB as of October 31, 2001 and the shareholders of the Bank and H&CB received 1 new common share of the Bank for 1.688346 old shares of the Bank and 1 share of H&CB, respectively. The new common shares of the Bank were listed on the Korea Stock Exchange on November 9, 2001. As a result of the business combination, the former shareholders of the Bank and H&CB own 60.0% and 40.0%, respectively, of the Bank. Although the business a combination took the legal form of consolidation, the Bank purchased H&CB's total assets of ₩ 67,742,958 million and total liabilities of ₩64,381,185 million by applying the purchase method of accounting.

Also, the Bank's registration statement was declared effective by the Securities and Exchange Commission of the United States of America on September 10, 2001, and the new shares of the Bank were listed on New York Stock Exchange as American Depository Shares ("ADS") on November 1, 2001.

As discussed in Note 34 to the financial statements, On March 30, 2001, Kookmin Leasing Co., Ltd. ("the Subsidiary"), a subsidiary of the Bank, entered into a contract for troubled debt restructuring, to take effect as of November 1, 2000, with the Bank as the major shareholder and Chohung Bank as the major creditor. Under the contract, the Subsidiary's shares held by the Bank were completely retired and the Bank's loans of ₩ 112,496 million to the Subsidiary were converted to new equity securities. Accordingly, the accumulated losses of ₩ 63,936 million, which were unrecognized in prior year due to the suspended application of equity method resulting from the Subsidiary's capital impairment, were deducted from beginning retained earnings as the Bank resumed the application of equity method on its shares of the Subsidiary.

As discussed in Note 5 to the financial statements, Kookmin Investment Co., Ltd., a subsidiary of the Bank, merged with Frontier Investment Corp. on December 31, 2001. In addition, on January 22, 2002, the Bank and Morgan Stanley Private Equity, the M&A private funds led by Morgan Stanley Global Emerging Markets Inc. and affiliated funds, entered into a memorandum of understanding on the sale of Kookmin Investment Trust Management Co., Ltd., a subsidiary of the Bank.

Without qualifying our opinion, we draw attention to Note 17 of the financial statements which states that the operations of the Bank have been affected, and may continue to be affected for the foreseeable future, by the general unstable economic conditions in the Republic of Korea and in the Asia Pacific region. The ultimate effect of these significant uncertainties of the financial position of the Bank as of the balance sheet date cannot presently be determined and accordingly, no adjustments have been made in the accompanying financial statements related to such uncertainties.

Under these adverse economic conditions, certain financially troubled borrowers of the Bank including Hynix Semiconductor Inc. are experiencing a cash crisis or are in the debt restructuring process under workout plans and other similar programs. As of December 31, 2001, in relation to such borrowers, total loans outstanding and investment in securities are ₩2,571,135 million (with ₩900,834 million of allowances for loan losses and ₩59,104 million of present value discounts) and ₩414,809 million, respectively.

The accompanying financial statements are not intended to present the financial position, results of operations, and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea. The procedures and practices utilized in Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries and jurisdictions. Accordingly, this report and the accompanying financial statements are not intended for use by those who are not informed about Korean accounting principles or auditing standards and their application in practice.

Seoul, Korea, January 28, 2002

Samil Accounting Corporation

NON-CONSOLIDATED BALANCE SHEETS

December 31, 2001 and 2000

In Millions of Korean Won

		2001		2000
ASSETS				
Cash and due from banks (Note 3)	₩	7,503,624	₩	6,355,464
Trading securities (Note 4)		6,414,148		2,457,754
Investment securities (Note 5)		27,003,206		16,893,551
Loans (Note 6 and 7)		107,029,959		50,570,411
Fixed assets (Note 9)		2,924,471		1,272,126
Other assets (Note 11)		6,018,394		3,972,267
Total Assets	₩	156,893,802	₩	81,521,573
LIABILITIES AND SHAREHOLDERS' EQUITY				
Deposits (Note 12)	₩	115,161,304	₩	56,522,145
Borrowings (Note 13)		12,556,052		7,066,273
Debentures (Note 14)		9,076,028		6,674,942
Other liabilities (Note 16)		11,186,876		7,001,692
Total Liabilities		147,980,260		77,265,052
Commitments and Contingencies (Note 17)				
Common stock (Note1 and 18)		1,498,487		1,498,067
Preferred stock (Note 1 and 18)		-		200,000
Capital surplus (Note 19)		5,683,964		1,600,590
Retained earnings (Note 21)		1,427,475		875,045
Capital adjustments (Note 22)		303,616		82,819
Total Shareholders' Equity		8,913,542		4,256,521
Total Liabilities and Shareholders' Equity	₩	156,893,802	₩	81,521,573

NON-CONSOLIDATED INCOME STATEMENTS

for the year ended December 31, 2001 and 2000

In Millions of Korean Won

	2001	2000
Interest income :		
Interest on due from banks	₩ 78,983	₩ 342,313
Interest on trading securities	172,045	172,001
Interest on investment securities	1,429,652	1,405,833
Interest on loans	5,512,882	4,405,543
Other interest income	123,354	79,790
	7,316,916	6,405,480
Interest expenses :		
Interest on deposits	3,613,398	3,048,313
Interest on borrowings	513,876	489,342
Interest on debentures	531,244	674,393
Other interest expenses	62,354	40,651
	4,720,872	4,252,699
Net interest income	2,596,044	2,152,781
Bad debt expenses (Note 7)	992,249	640,980
Net interest income after bad debt expenses	1,603,795	1,511,801
Non-interest income :		
Fees & commission income	620,575	331,807
Dividends on trading securities	323	1,908
Dividends on investment securities	6,679	43,773
Gain on foreign currency transactions	359,423	278,607
Gain on derivatives (Note 10)	2,278,142	1,376,112
Other (Note 23)	411,847	414,206
	3,676,989	2,446,413
Non-interest expenses :		
Fees & commission expenses	138,835	50,967
General and administrative expenses (Note 24)	1,458,544	1,010,974
Loss on foreign currency transactions	211,401	82,648
Loss on derivatives (Note 10)	2,317,916	1,492,914
Other (Note 23)	308,542	427,084
	4,435,238	3,064,587
Operating income	845,546	893,627
Non-operating income, net (Note 25)	246,705	145,769
Net income before income tax expenses	1,092,251	1,039,396
Income tax expenses (Note 26)	351,686	319,696
Net income	₩ 740,565	₩ 719,700
Basic earnings per share (Note 27)	₩ 3,706	₩ 4,047
Diluted earnings per common share (Note 27)	₩ 3,545	₩ 3,464

NON-CONSOLIDATED STATEMENTS OF APPROPRIATIONS OF RETAINED EARNINGS

for the years ended December 31, 2001 and 2000 / Dates of appropriations : March 22, 2002 for 2001 and March 15, 2001 for 2000

In Millions of Korean Won

		2001		2000
Retained earnings before appropriations :				
Unappropriated retained earnings carried over from prior year	₩	37	₩	20
Cumulative effect of accounting changes		-		(37,944)
Adjustment of investment in associates (Note 21)		(68,184)		(1,677)
Net income		740,565		719,700
		672,418		680,099
Transferred from prior years' reserves (Note 21):				
Reserves for overseas investment losses		8,483		10,800
Appropriations (Note 21):				
Legal reserves		74,100		72,000
Reserves for business rationalization		1,000		4,800
Cash dividends (2.0% for common stock in 2001, 10.0% for common stock and 1.0% for preferred stock in 2000)		29,967		151,009
Stock dividends (6.0% for common stock in 2001)		89,900		-
Voluntary reserves		480,000		463,000
Other reserves		817		53
		675,784		690,862
Unappropriated retained earnings carried over to the subsequent year	₩	5,117	₩	37

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

for the year ended December 31, 2001 and 2000

In Millions of Korean Won

		2001		2000
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	₩	740,565	₩	719,700
Adjustments to reconcile net income to net cash provided by operating activities :				
Realized gain on trading securities, net		(34,724)		30,097
Unrealized gain on trading securities, net		4,140		(23,788)
Gain on foreign currency transactions, net		(148,022)		(195,959)
Provision for loan losses		992,249		640,980
Loss on derivative instruments, net		39,774		116,802
Depreciation and amortization		116,871		86,950
Loss on disposition of fixed assets, net		3,374		3,776
Realized gain on investment securities, net		(72,931)		(84,579)
Impairment loss on investment securities, net		95,117		87,066
Unrealized gain on investment securities, net		(85,519)		(47,826)
Investment in associate		(351,226)		(219,146)
Loss on sale of troubled loans, net		118,021		29,694
Other, net		(144,530)		(61,430)
Net changes in,				
Accrued income		436,959		41,663
Prepaid expenses		2,963		380,168
Deferred tax assets		97,110		(190,303)
Other assets		181,463		575,194
Accrued expenses		(513,456)		350,484
Unearned income		(17,216)		(10,333)
Withholding taxes		(51,415)		220,559
Other liabilities		(14,118)		(172,691)
Payment of retirement benefits		(629,069)		(103,306)
Contribution to pension funds		(23,400)		-
Contributions to the National pension fund		24,927		3,385
Net cash provided by operating activities		880,273		2,273,934
CASH FLOWS FROM INVESTING ACTIVITIES				
Decrease in trading securities	₩	287,364	₩	27,854
Increase in investment securities		(1,456,493)		(1,843,835)
Increase in loans, net		(7,295,710)		(12,401,359)
Proceeds from disposition of fixed assets		10,584		22,468
Acquisition of fixed assets		(180,137)		(93,205)
Other, net		(939,278)		(7,995)
Net cash used in investing activities		(9,573,670)		(14,296,072)
CASH FLOWS FROM FINANCING ACTIVITIES				
Increase in deposits, net	₩	7,672,166	₩	13,652,936
Increase in borrowings		14,247,607		36,556,709
Increase in debentures		1,552,519		4,250,495
Decrease in borrowings		(12,219,445)		(37,767,177)
Decrease in debentures		(4,209,339)		(4,187,008)
Other, net		735,180		367,193
Net cash provided by financing activities		7,778,688		12,873,148
Net increase(decrease) in cash and cash equivalents		(914,709)		851,010
Cash and cash equivalents, beginning of year (Note 35)		6,391,460		5,540,450
Increase due to business combination		2,055,741		-
Cash and cash equivalents, end of year (Note 35)	₩	7,532,492	₩	6,391,460

1. The Bank

Kookmin Bank ("the Bank") was established in 1963 under the Citizens National Bank Act to provide and administer funds for financing the general public and small businesses. Pursuant to the repeal of the Citizens National Bank Act effective January 5, 1995, the Bank has conducted its operations in accordance with the provisions of the General Banking Act.

The Bank merged with Korea Long Term Credit Bank ("KLB") on December 31, 1998 and with Daegu, Busan, Jeonnam Kookmin Mutual Savings & Finance Co., Ltds. on August 22, 1999. Also, under the decision of the Financial Supervisory Commission in accordance with the Act concerning the Structural Improvement of the Financial Industry, the Bank purchased certain assets, including the loans classified as normal or precautionary, and assumed most of the liabilities of Daedong Bank ("the P&A") as of June 29, 1998. The Bank entered into a business combination contract ("the Contract") with H&CB on April 23, 2001. In accordance with the Contract, the Bank completed the legal consolidation with H&CB as of October 31, 2001 (See Note 33).

The Bank had its shares listed on the Korean Stock Exchange since September 1994. As a result of the business combination with H&CB, the former shareholders of the Bank and H&CB received new common shares of the Bank on the basis of a pre-determined ratio. The new common shares of the Bank were relisted on the Korea Stock Exchange on November 9, 2001. Also, the Bank's American Depository Shares ("ADS") were listed on New York Stock Exchange on November 1, 2001. The Bank's paid-in capital amounts to ₩1,498,487 million as of December 31, 2001 (See Note 18).

The Bank is engaged in the banking and trust business according to the provisions of the General Banking Act and the Trust Business Act and operates through 1,262 domestic branches and offices (including ATM) and 3 overseas networks as of December 31, 2001.

2. Summary of Significant Accounting Policies

The significant accounting policies followed by the Bank in the preparation of its financial statements are summarized below.

Basis of Financial Statement Presentation

The Bank's financial statements were prepared in accordance with the financial accounting standards generally accepted in the Republic of Korea and the accounting standards generally accepted for banking institutions, as modified by the accounting and reporting guidelines prescribed by the banking regulatory authorities.

The Bank maintains its official accounting records in Korean Won and prepares statutory financial statements in the Korean language in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Bank that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been condensed, restructured and translated into English from the Korean language financial statements. Some information attached to the Korean language financial statements, but not required for a fair presentation of the Bank's financial position, results of operations or cash flows, is not presented in the accompanying financial statements.

The preparation of financial statements in conformity with financial accounting standards generally accepted in the Republic of Korea and the accounting standards generally accepted for banking institutions requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Due to the inherent uncertainty involved in making estimates, actual results may differ from those estimates.

The Bank operates both a commercial banking business and a trust business in which the Bank, as a fiduciary, holds and manages the property of others. Under the Trust Business Act, the trust funds are accounted for and reported separately from the Bank's own commercial banking business.

Translation of Foreign Currency

Assets and liabilities denominated in foreign currencies are translated into Korean Won at exchange rates announced by Korea Telecommunications and Clearings Institute at the balance sheet date. The resulting exchange gains or losses are reflected in other operating income or expenses.

The exchange rates used to translate foreign currency denominated assets and liabilities at December 31, 2001 and 2000 are ₩1,326.1 : USD1 and ₩1,259.7 : USD1, respectively.

Recognition of Interest Income

The Bank recognizes interest income on loans and debt securities on an accrual basis. However, interest income on delinquent and dishonored loans and debt securities, other than those subject to security deposits and guaranteed by financial institutions, is recognized on a cash basis. Accordingly, under the cash basis, unaccrued interest income amounted to ₩591,616 million and ₩462,214 million as of December 31, 2001 and 2000, respectively.

Allowances for Loan Losses

The Bank applies its internal credit rating system, Forward Looking Criteria ("FLC"), to corporate loans in order to classify the borrowers into 10 credit risk categories (AAA, AA, A, BBB, BB, B, CCC, CC, C, D) and to determine allowances for loan losses. Credit risk classification under FLC is based on a scaled valuation of financial and non-financial risks with additional consideration of loan type, collateral and/or guarantees.

Allowances are determined by applying at minimum the following rates to the outstanding balances of each credit risk classification.

Credit Ratings	Credit Risk Classification	Allowance rates
AAA ~ B	Normal	0.5%
CCC	Precautionary	2%
CC	Sub-standard	20%
C	Doubtful	50%
D	Estimated loss	100%

However, the Bank does not apply FLC to small-sized corporate loans and consumer loans. Alternatively, the bank classifies such loans by considering current financial status including delinquent number of days, bankruptcies and collateral value.

Present Value Discounts

Troubled debt restructuring loans, which are modified as to outstanding principal, interest rate, and/or maturity under programs such as workout, court receivership, court mediation, or debt restructuring agreements of parties concerned, are carried at present value if the difference between the book value and the present value of the restructured loan is significant. When estimating the present value of the loans, the Bank applies the interest rate as of the inception of the loans except for the interest rate of variable rate loans and extended maturity loans, which are adjusted to reflect the interest rate of the restructuring date. The present value discounts are recorded by reclassifying allowances for loan losses and if additional allowances need to be provided for, the additional allowances are provided and recognized as bad debt expense of the current period. These present value discounts are amortized using the effective interest method and are recognized as interest income. Allowances for loan losses on the restructured loans are provided for based on the loan balances net of present value discounts.

Additionally, the Bank recorded ₩28,868 million and ₩35,996 million of present value discounts as of December 31, 2001 and 2000, respectively, on long-term deposits placed with Bukook Mutual Savings & Finance Co., Ltd. (See Note 3), a subsidiary of the Bank sold in December 1999. Also, the receivables from disposal of foreclosed assets that are redeemed in long-term installments are recorded in the balance sheet net of the related present value discounts.

Securities

Marketable securities held for short-term capital gain purposes, which exclude stocks issued by associates and debt securities held to maturity, are classified as trading securities. Securities that are not classified as trading securities are classified as investment securities.

Securities are initially recorded at cost with incidental expenses added to compute the acquisition cost in applying the moving average or specific identification method. The subsequent valuation methods used for the securities are summarized as follows:

	Valuation Method	Recognition of Unrealized Gains and Losses
Trading securities	Fair value	Net income
Investment securities Available-for-sale securities and marketable equity securities	Fair value	Capital adjustments
Held-to-maturity securities and non-marketable equity securities	Cost	N/A
Investment in associates	Equity	Net income, retained earnings, or capital adjustments per source of the gain or loss

If the fair value of the investment securities are significantly below the book value and the impairment is determined to be other than temporary, the Bank adjusts the investment securities to their fair value and recognizes the related impairment losses as a part of the current period non-operating expenses.

Bonds under Repurchase/Resale Agreements
Securities bought under resale agreements are recorded in loans as bonds purchased under resale agreements. Securities sold under repurchase agreements are recorded in borrowings as bonds sold under repurchase agreements.

Fixed Assets and Related Depreciation
Property and equipment are recorded at cost, except for upward revaluation of certain assets in accordance with Korean Asset Revaluation Law. Routine maintenance and repairs are recognized as expenses as incurred. Expenditures that enhance the value or extend the useful life of the assets involved are capitalized as additions to property and equipment.

Depreciation is computed using the declining-balance method, except for buildings and structures, which are depreciated using the straight-line method. Depreciation is calculated based on the estimated average useful lives of the assets and is presented as accumulated depreciation, which is a contra account of property and equipment in the financial statements.

The estimated useful lives and depreciation methods of the property and equipment are as follows:

Property and Equipment	Depreciation Method	Estimated Useful Life
Buildings and structures	Straight-line method	40 years
Leasehold improvements	Declining balance method	4 years
Machinery, equipment and vehicles	Declining balance method	4 years

Fixed Assets and Related Depreciation, Continued
The Bank purchased total assets and liabilities of H&CB and applied the purchase method of accounting although the business combination took the legal form of a consolidation. In the course of the business combination, the Bank has changed the fractional year depreciation policy from the half-year convention to the monthly convention for property and equipment acquired during the current period. Also, the depreciation method for leasehold improvements has been changed from the straight-line method to the declining balance method. Due to the changes in accounting policy, depreciation expenses have been decreased by ₩30,104 million for the year ended December 31, 2001, compared to the amount which would have been calculated under the previous depreciation method.

Foreclosed assets acquired through, or in lieu of, loan foreclosure are stated at cost and are not depreciated. Unrealized losses, where the final bidding price at a public auction is below the book value, are recorded as valuation allowances, which is a contra account of foreclosed assets in the financial statements.

Intangible assets are amortized based on the following estimated average useful lives using the straight-line method and are presented in the financial statements net of accumulated depreciation.

Intangible Asset	Depreciation Method	Estimated Useful Life
Goodwill	Straight-line method	9 years
Trademarks	Straight-line method	1-10 years
Other	Straight-line method	7-30 years

In relation to the business consolidation with H&CB, the Bank recorded excess purchase cost over the net assets of H&CB as goodwill.

Stock Issuance Costs and Debenture Issuance Costs
Stock issuance costs are deducted from paid-in capital in excess of par value. Debenture issuance costs are recorded as discounts on debentures and amortized over the maturity of the debentures using the effective interest method.

Accrued Retirement Benefits
Employees and directors with more than one year of service as of December 31, 2001 are entitled to receive a lump-sum payment upon termination of their employment with the Bank, based on their length of service and rate of pay at the time of termination. Additionally, the Bank records pension fund deposits which grant the payment rights to its employees and contributions to the national pension fund as contra accounts of accrued retirement benefits.

Guarantees and Acceptances
By applying credit risk classification used for loans to the guarantees and acceptances, the Bank records allowance for losses on outstanding guarantees and acceptances according to their classification as sub-standard, doubtful, or estimated loss (allowance rates are 20%, 50%, and 100%, respectively).

Deferred Income Taxes
The Bank records the future tax effects of temporary differences between the financial and tax bases of assets and liabilities as deferred tax assets or liabilities. The cumulative effects of accounting changes adjust the beginning balance of retained earnings and thus result in temporary differences.

Derivatives Instruments
The Bank records the rights and obligations arising from derivative contracts on the balance sheet as assets and liabilities based on the fair values of such rights and obligations. Resulting unrealized gains or losses are included in net income.

Stock Options
The Bank calculates the fair value of stock options at the grant date and allocates the resulting total cost over the contractual service period. The costs allocated to the current period are charged to operating expenses and capital adjustments.

National Housing Fund
The Bank, as designated by the Korean Government under the Housing Construction Promotion Law, manages the sources and uses of funds of the National Housing Fund (the "NHF") and records the related NHF account in other liabilities. In addition, the Bank pays interest, which is computed by multiplying the average balance of the NHF account by the temporary deposit interest rate, to the NHF.

Gains and Losses on Trust Management
The Bank's trust accounts ("the Trust Accounts") recognize as an expense the trust commissions paid to the banking accounts, equivalent of total trust revenue less total trust expenses and trustee benefits (including the guaranteed principle and minimum rate of return). The Bank recognizes these trust commissions as a gain on trust management in other operating income. The trust commissions for money in trusts consist of base fees of 0.5% ~ 2.0% (depending on trust fund types) and special fees applied to the invested capital.

Under the Trust Business Act, reserves for future losses are set up in the trust accounts for losses related to those trust funds with guarantee of the principal or of a certain minimum rate of return. The reserves are used to provide for the losses on such trust funds and, if the losses are incurred in excess of the reserves for future losses, the excess losses are compensated by the Bank. Accordingly, the banking accounts recognize the compensation paid as a loss on trust management in other operating expenses and the trust accounts recognize the corresponding compensation as compensation from banking accounts. The Bank recorded ₩31,479 million and ₩158,325 million of loss on trust management in 2001 and 2000, respectively.

Translation of Foreign Currency Financial Statements of Foreign Entities
Accounting records of the overseas branches are maintained in a foreign currency prevailing in their respective countries. For presentation in the accompanying financial statements, the financial statements of the branches have been translated into Korean Won, using exchange rates published by Korea Financial Telecommunications and Clearings Institute as of December 31, 2001 and 2000.

Statement of Cash Flows
In preparation of the statement of cash flows, the Bank has presented net amounts of cash inflows and cash outflows for loans and deposits.

3. Cash and Due from Banks

Cash and due from banks at December 31, 2001 and 2000 are summarized as follows (in millions of Won):

			2001		2000
Cash on hand					
Cash in Won		₩	2,553,258	₩	1,767,714
Cash in foreign currency			147,313		73,576
			2,700,571		1,841,290
Due from banks in Won					
The Bank of Korea	Reserve deposits		3,450,528		832,919
Banks	Certificates of deposits		198,822		798,388
	Current accounts and others		2,679		3,924
Other financial institutions	Cash management accounts		110,379		690,950
	Deposits at insurance co.		688,500		396,000
	Deposits at finance co.		140,000		140,000
Other	Futures margin accounts		51,238		163,623
	Other		14,082		37,533
		₩	4,656,228	₩	3,063,337

		2001	2000
Present value discounts [*1]		(28,868)	(35,996)
		4,627,360	3,027,341
Due from banks in foreign currencies[*2]			
The Bank of Korea	Other deposits	33,795	92,201
Domestic banks	Time deposits	-	1,243,018
	Other deposits	12,447	10,985
Foreign banks	Time deposits	2,652	56,687
	Other deposits	103,365	19,911
Other	Other deposits	23,434	64,031
		175,693	1,486,833
		₩ 7,503,624	₩ 6,355,464

(*1) Present value discounts are recorded in relation to the ₩140,000 million of time deposits (1% interest, longer than 5 years maturity) placed with Hansol Mutual Savings & Finance Co., Ltd. on the sale of Bukook Mutual Savings & Finance Co., Ltd., a subsidiary of the Bank, during 1999.

(*2) According to the amendment of related regulation, due from banks in foreign currencies was reclassified to inter-bank foreign currency loans as of October 1, 2001 when the Bank placed the foreign currency deposits with other banks for the purpose of interest income under the agreement in which the principal is withdrawn at maturity only.

Included in cash and due from banks as of December 31, 2001 and 2000 are the following restricted deposits (in millions of Won):

	2001	2000	Restrictions
Reserve deposits in the Bank of Korea	₩ 3,450,528	₩ 832,919	General Banking Act
Deposits at of Bukook Mutual Savings & Finance Co., Ltd	140,000	140,000	Withdrawal at maturity
Deposits at insurance companies	678,500	396,000	Borrowings
Deposits in foreign currencies in the Bank of Korea	33,795	92,201	General Banking Act
Other deposits in the Kookmin Futures and Other	51,691	164,187	Guarantee deposit
Cash management accounts	-	3,532	Withdrawal at maturity
	₩ 4,354,514	₩ 1,628,839	

The maturities of the due from banks as of December 31, 2001 are summarized as follows (in millions of Won):

At December 31, 2001	Due from Banks in Won	Due from Banks in Foreign Currencies	Total
Due in 90 days or less	₩ 3,735,956	₩ 175,641	₩ 3,911,597
Due after 90 days through 180 days	101,772	52	101,824
Due after 180 days through 1 year	608,500	-	608,500
Due after 1 year through 2 years	70,000	-	70,000
Due after 2 years through 3 years	50,000	-	50,000
Due after 3 years through 4 years	90,000	-	90,000
	₩ 4,656,228	₩ 175,693	₩ 4,831,921

4. Trading Securities:

Trading securities as of December 31, 2001 and 2000 comprise the following (in millions of Won):

Type	Par Value	Beginning Balance(*1)	Amortized Amount(*2)	Balance Sheet Amount 2001	Balance Sheet Amount 2000
Trading securities in Won					
Listed equity securities	₩ -	₩ 40,344	₩ 40,344	₩ 45,682	₩ 16,361
Government and municipal bonds					
- Treasury bonds	540,800	560,505	561,134	560,115	838,370
- Public housing bonds	20,000	17,836	19,387	19,447	389,046
- Foreign exchange stabilization bonds	210,000	217,271	216,930	218,443	102,853
		795,612	797,451	798,005	1,330,269
Finance debentures					
- Monetary stabilization bond	700,000	701,131	699,574	700,168	440,978
- Other finance debentures	150,000	146,355	146,180	146,555	70,508
		847,486	845,754	846,723	511,486
Corporate bonds					
- Government guaranteed bonds	405,400	424,493	423,179	423,207	413,759
- Other corporate bonds	160,000	161,244	161,106	160,578	154,617
		585,737	584,285	583,785	568,376
Beneficial certificates	-	4,092,096	4,091,769	4,081,859	13,845
Trading securities in foreign currencies	₩ 59,501	58,679	58,685	58,094	17,417
		₩ 6,419,954	₩ 6,418,288	₩ 6,414,148	₩ 2,457,754

(*1) Book value at December 31, 2000 or acquisition costs during 2001

(*2) Amortized amount using effective interest rate method

Trading debt securities in Won are recorded at fair value using the market yield of bonds provided by the Korea Securities Dealers Association.

Trading securities risk concentrations as of December 31, 2001 are as follows (in millions of Won):

	Securities in Won Amount	Securities in Won %	Securities in Foreign Currencies Amount	Securities in Foreign Currencies %
By Geography				
- Korea	₩ 6,356,054	100.00	₩ 57,503	98.98
- Argentina	-	-	591	1.02
	₩ 6,356,054	100.00	₩ 58,094	100.00
By Industry				
- Government	₩ 157,259	2.47	₩ 1,326	2.28
- Financial institutions	4,070,999	64.05	42,949	73.93
- Other	2,127,796	33.48	13,819	23.79
	₩ 6,356,054	100.00	₩ 58,094	100.00
By Type				
- Fixed rate	₩ 1,794,320	28.23	₩ 38,991	67.12
- Floating rate	4,498,243	70.77	17,186	29.58
- Equity securities	45,682	0.72	-	-
- Convertible bond	-	0.00	1,326	2.28
- Other	17,809	0.28	591	1.02
	₩ 6,356,054	100.00	₩ 58,094	100.00

The maturities of the trading debt securities as of December 31, 2001 are summarized as follows (in millions of Won):

At December 31, 2001	Government and Municipal Bonds	Finance Debentures	Corporate Bonds	Beneficial Certificates	Foreign Currencies	Total
Due in 90 days or less	₩ -	₩ 29,672	₩ -	₩ 4,081,859	₩ 43,541	₩ 4,155,072
Due after 90 days through 180 days	10,040	39,751	-	-	-	49,791
Due after 180 days through 1 year	46,198	187,336	29,857	-	13,227	276,618
Due after 1 year through 2 years	364,113	579,707	140,975	-	1,326	1,086,121
Due after 2 years through 3 years	240,774	10,257	50,048	-	-	301,079
Due after 3 years through 4 years	87,104	-	-	-	-	87,104
Due after 4 years through 5 years	49,776	-	104,647	-	-	154,423
Thereafter	-	-	258,258	-	-	258,258
	₩ 798,005	₩ 846,723	₩ 583,785	₩ 4,081,859	₩ 58,094	₩ 6,368,466

5. Investment Securities

Investment securities at December 31, 2001 and 2000 are as follows (in millions of Won):

Type	Balance Sheet Amount 2001	Balance Sheet Amount 2000
Equity securities		
- Marketable equity securities	₩ 342,550	₩ 112,248
- Non-marketable equity securities	379,534	193,144
- Domestic related parties	1,386,683	820,360
	2,108,767	1,125,752
Investment in special funds		
- Stock market stabilization fund	23,178	14,498
- Investment union fund	21,509	14,506
	44,687	29,004
Government and municipal bonds		
- Treasury bonds	2,413,770	1,542,850
- Public housing bonds	374,097	481,602
- Grain supply bonds	96,883	102,094
- Foreign exchange stabilization bonds	745,010	919,455
- Municipal bonds	164,486	219,570
	3,794,246	3,265,571
Finance debentures		
- Monetary stabilization bond	2,439,757	1,532,100
- Other finance debentures	877,199	1,022,854
	3,316,956	2,554,954
Corporate bonds		
- Government guaranteed bonds	7,866,196	5,543,320
- Other corporate bonds	5,217,568	1,946,823
	13,083,764	7,490,143
Beneficial certificates	3,218,834	1,541,083
Securities lent	198,934	-
Other investment securities (*)	2,840	4,364
Securities denominated in foreign currencies		
- Overseas related parties	120,921	60,267
- Foreign equity securities	27,620	26,447
- Debt investment securities	1,085,637	795,966
	1,234,178	882,680
	₩ 27,003,206	₩ 16,893,551

(*) Other investment securities include commercial paper.

At December 31, 2001, the amortized amount and balance sheet amount of the Bank's investment debt securities are as follows (in millions of Won):

Type	Par Value	Beginning Balance (*)	Amortized Amount	Balance Sheet Amount
Available for sale				
- Government and municipal bonds	₩ 1,724,367	₩ 1,763,934	₩ 1,731,211	₩ 1,765,982
- Finance debentures	1,999,512	1,963,940	1,955,286	1,968,347
- Corporate bonds	3,934,047	4,248,831	4,115,445	4,139,808
- Securities denominated in foreign currencies	1,268,630	994,985	1,005,853	992,641
	8,926,556	8,971,690	8,807,795	8,866,778
Held to maturity				
- Government and municipal bonds	2,007,118	2,019,818	2,028,264	2,028,264
- Finance debentures	1,364,216	1,348,937	1,348,609	1,348,609
- Corporate bonds	8,821,399	8,968,477	8,943,956	8,943,956
- Securities denominated in foreign currencies	94,629	91,148	92,996	92,996
	12,287,362	12,428,380	12,413,825	12,413,825
	₩ 21,213,918	₩ 21,400,070	₩ 21,221,620	₩ 21,280,603

(*) Book value at December 31, 2000 or acquisition costs during 2001

Available-for-sale debt securities in Won are recorded at fair value using the market yield of bonds provided by the Korea Securities Dealers Association.

Government and municipal bonds sold under repurchase agreements of ₩2,959,897 million and ₩232,975 million as of December 31, 2001 and 2000, respectively, are included in the investment securities (See Note 13).

Equity securities in related parties as of December 31, 2001 and 2000 are as follows (in millions of Won):

Issuer	Owner Ship(%)	Acquisition Cost	Beginning Balance (*6)	Unrealized Gains and Losses (*1) NI	R/E	C/A	Balance Sheet Amount (*7) 2001	2000
Domestic related parties								
- Kookmin Venture Capital Co., Ltd.	94.11	₩ 44,275	₩ 50,695	₩ 257	₩ (52)	₩ (2,475)	₩ 48,425	₩ 51,138
- Kookmin Credit Card Co., Ltd.	74.27	272,274	595,750	340,181	281	5,736	941,948	636,524
- Kookmin Investment Co., Ltd. (*5)	99.99	43,099	64,070	9,924	(214)	(3,374)	70,406	66,570
- Kookmin Leasing Co., Ltd.	88.66	265,939	7,249	-	(7,249)	-	-	-
- Kookmin Investment Trust Mgt. Co., Ltd. (*2)	87.00	31,049	30,822	3,163	(367)	-	33,618	32,910
- Kookmin Data System Co., Ltd.	99.98	7,998	10,366	2,576	(13)	-	12,929	10,885
- Kookmin Futures Co., Ltd.	99.98	19,996	21,275	2,967	(479)	51	23,814	21,675
- KLB Securities Co., Ltd. (*3)	36.41	10,316	-	-	-	-	-	-
- KLB Economic Research Institute (*3)	-	-	-	-	-	-	-	658
- Jooeun Leasing Co., Ltd.	85.43	52,707	52,707	(786)	-	-	51,921	-
- Jooeun Investment Trust Mgt. Co., Ltd.	80.00	39,015	39,015	2,871	-	-	41,886	-
- Jooeun Industrial Co., Ltd.	99.99	23,994	23,994	(15,529)	-	-	8,465	-
- Jooeun Real Estate Trust Co., Ltd.	99.99	76,103	76,103	2,434	-	-	78,537	-
- Jooeun Credit Information Co., Ltd. (*4)	50.00	4,850	4,850	397	-	-	5,247	-
- Frontier Investment Corp. (*5)	99.99	17,934	17,934	(5,072)	-	(753)	12,109	-
- ING Life Co., Ltd.	20.00	21,768	21,768	3,123	-	-	24,891	-
- Korea Mortgage Corp.	28.22	30,628	30,628	1,859	-	-	32,487	-
		₩ 961,945	₩1,047,226	₩348,365	₩ (8,093)	₩ (815)	₩1,386,683	₩ 820,360
Overseas related parties								
- KB International Ltd. (London)	100.00	₩ 40,276	₩ 44,202	₩ 2,748	₩ -	₩ -	₩ 46,950	₩ 43,231
- KB Luxembourg S.A.	100.00	21,907	-	-	-	-	-	-
- Kookmin SIN (Merchant Bank) (*3)	100.00	26,585	2,303	-	-	-	2,303	2,187
- Kookmin Finance Asia Ltd. (H.K)	100.00	26,522	15,631	1,574	-	-	17,205	14,849
- H&CB Finance (H.K) Ltd.	100.00	55,924	55,924	(1,461)			54,463	-
		171,214	118,060	2,861	-	-	120,921	60,267
		₩1,133,159	₩1,165,286	₩351,226	₩ (8,093)	₩ (815)	₩1,507,604	₩ 880,627

(*1) NI : Net Income, R/E : Retained Earnings, C/A : Capital Adjustments

(*2) The Bank and Morgan Stanley Private Equity, the M&A private funds led by Morgan Stanley Global Emerging Markets Inc. and affiliated funds, entered into a memorandum of understanding related to the sale of Kookmin Investment Trust Management Co., Ltd., a subsidiary of the Bank, on January 22, 2002.

(*3) KLB Securities Co., Ltd. and Kookmin Singapore (merchant bank), Ltd. are in the process of liquidation. KLB Economic Research Institute has completed its liquidation.

(*4) Jooeun Credit Information Co., Ltd. is planning for a business combination with KM Credit Information Co., Ltd. ("KM"), a subsidiary of Kookmin Card Co., Ltd. which owns 4.9% interest of total paid in capital of KM.

(*5) Kookmin Investment Co., Ltd. merged with Frontier Investment Corp., effective as of December 31, 2001.

(*6) The beginning balance is adjusted by dividends and foreign exchange rate from the prior year's book value.

(*7) The balance sheet amount is recorded using the most recent financial information of related parties.

Equity securities, excluding equity securities in related parties, as of December 31, 2001 are as follows (in millions of Won):

Issuer	Ownership (%)	Beginning Balance	Fair Value / Net Asset Value (*1)	Balance Sheet Amount
Marketable equity securities (KSE)				
- Hyundai Construction Co., Ltd.	7.22	₩ 145,662	₩ 101,737	₩ 101,737
- SK Securities Co., Ltd.	5.59	26,896	36,317	36,317
- Daewoo Securities Co., Ltd.	1.60	15,504	31,008	31,008
- Kia Motors Corp.	0.84	22,308	27,667	27,667
- Hankang Restructuring Fund.	6.25	22,482	25,859	25,859
- Daewoo Electronics Co., Ltd.	5.71	23,800	18,698	18,698
- Shinwon Corp.	9.88	11,730	12,160	12,160
- Korea Zinc Co., Ltd.	2.84	6,081	10,716	10,716
- INI Steel Co., Ltd.	2.04	8,723	9,854	9,854
- Samsung Electronics Co., Ltd. and other.		54,923	59,167	59,167
		338,109	333,183	333,183
Marketable equity securities (KOSDAQ)				
- Chohung Capital Co., Ltd.	9.75	8,135	4,755	4,755
- Raygen Co., Ltd.	1.65	768	1,104	1,104
- Ssangyong Eng and Cons Co., Ltd.	1.14	548	767	767
- Miju Steel Mfg Co., Ltd.	4.30	1,347	645	645
- Shinbo Capital Corp. and other.		3,875	2,096	2,096
		14,673	9,367	9,367
Non-marketable equity securities				
- Mutual Funds (*2)	8.12	147,256	140,042	140,042
- Korea Housing Guarantee Co., Ltd.	11.79	53,329	59,434	53,329
- Dongbu Electronics Co., Ltd.	6.61	30,000	29,766	30,000
- Hyundai Petrochemical Co., Ltd.	9.31	20,173	47,417	20,173
- Korea I Com Co., Ltd.	1.04	18,789	18,896	18,789
- Korea Telecom ICOM.	1.04	18,676	18,676	18,676
- The Korea Securities Finance Corp.	2.40	8,160	10,061	8,160
- Korea Asset Management Corp.	5.38	7,827	8,280	7,827
- Samsung Life Insurance Co., Ltd.	0.11	7,479	2,415	7,479
- Korea Highway Corp.	0.12	6,248	12,104	6,248
- BC Card Co., Ltd.	4.95	5,738	6,776	5,738
- National Information & Credit Evaluation Inc.	16.29	5,536	5,074	5,536
- Mirae Asset Securities Co., Ltd.	4.43	5,000	7,331	5,000
- Hanwha Investment Trust Management Co., Ltd.	11.00	3,487	3,487	3,488
- Korea Vilene Co., Ltd. and other.		55,195	50,736	49,049
		392,893	420,495	379,534
Foreign equity securities				
- Asia Credit Services (PTE) Ltd.	6.67	13,261	10,620	13,261
- Pan Asia Paper (Thailand) Co., Ltd.	2.94	3,514	1,961	3,522
- AFIC	2.17	3,315	2,027	3,315
- Nanjing Kumho Tire Co., Ltd.	6.00	2,821	2,053	2,821
- IDLC and other.	-	4,827	11,093	4,701
		27,738	27,754	27,620
		₩ 773,413	₩ 790,799	₩ 749,704

(*1) Net asset value is calculated using the most recent financial information of investees.

(*2) Investments in mutual funds are calculated using net asset value per share provided by restructuring funds which consist of Seoul Debt-Restructuring Fund, Arirang Restructuring Fund, and Mukungwha Restructuring Fund formed to support corporate restructuring.

Realized gains and losses on investment securities included in net income for the year ended December 31, 2001 are summarized as follows (in millions of Won):

	Beginning Balance	Fair Value/Net Asset Value	Realized Gains
Investment in special funds			
- Stock market stabilization fund	₩ 11,438	₩ 23,178	₩ 11,740
Beneficial certificates			
- Special fund for corporate bonds	1,844,708	1,918,487	73,779
	₩ 1,856,146	₩ 1,941,665	₩ 85,519

Most of the operating assets in the funds are composed of short-term financial assets and related gains and losses are recognized in the current year as realized gains and losses on investment in special funds.

Impairment losses on investment securities for the year ended December 31, 2001 are as follows (in millions of Won):

	Beginning Balance	Impairment Loss	Book Value
Non-marketable equity securities			
- Daehan Investment Trust Securities Co., Ltd.	₩ 5,000	₩ 5,000	₩ -
- Neobill Co., Ltd.	229	169	60
- Daewoo Corp.	495	495	-
- Samho Heavy Industries Co., Ltd.	480	480	-
	6,204	6,144	60
Corporate bonds			
- Dong-Ah Construction Industrial Co., Ltd.	820	820	-
- Daewoo Telecom. Ltd.	3,445	984	2,461
- Hynix Semiconductor Inc.	1,945	1,556	389
- Subordinated securities	243,794	63,300	180,494
- Kookmin Leasing commercial paper	2,200	1,439	761
	252,204	68,099	184,105
Debt securities denominated in foreign currencies			
- Hynix Semiconductor Inc.	13,372	6,742	6,630
- Daewoo Electronics Co., Ltd.	1,188	1,140	48
- Jindo Corp.	1,131	1,108	23
- Jindo Hongkong. Ltd.	2,649	2,596	53
- Daewoo Corp.	348	348	-
- Etronics Corp.	308	308	-
- Daewoo Telecom Ltd.	1,449	1,161	288
- Kohap Corp.	995	597	398
- Orion Electric Co., Ltd.	5,570	4,376	1,194
- Daewoo Hongkong. Ltd.	398	398	-
- Jinro Hongkong. Ltd.	2,166	2,100	66
	29,574	20,874	8,700
	₩ 287,982	₩ 95,117	₩ 192,865

Investment securities risk concentrations as of December 31, 2001 are as follows (in millions of Won):

	Securities in Won (*)			Securities in Foreign Currencies		
		Amount	%		Amount	%
By Geography						
- Korea	₩	25,570,094	100.00	₩	795,343	64.44
- Thailand		-	-		16,671	1.35
- Malaysia		-	-		76,357	6.19
- Indonesia		-	-		44,994	3.65
- Philippines		-	-		102,453	8.30
- India		-	-		28,756	2.33
- South America		-	-		20,403	1.65
- USA		-	-		14,010	1.14
- Japan		-	-		18,770	1.52
- Other		-	-		116,421	9.43
	₩	25,570,094	100.00	₩	1,234,178	100.00
By Industry						
- *Governmental institutions*	₩	1,101,227	4.31	₩	82,586	6.69
- Financial institutions		5,504,036	21.53		457,755	37.09
- Other		18,964,831	74.16		693,837	56.22
	₩	25,570,094	100.00	₩	1,234,178	100.00
By Type						
- Fixed rate	₩	14,118,055	55.21	₩	329,675	26.71
- Floating rate		5,283,602	20.66		423,137	34.28
- Subordinated		540,600	2.11		105,169	8.52
- Convertible		200	0.00		127,508	10.33
- Equity securities		2,108,767	8.25		148,541	12.04
- Other		3,518,870	13.77		100,148	8.12
	₩	25,570,094	100.00	₩	1,234,178	100.00

(*) Securities lent are not included in Won securities

The maturities of the investment securities, excluding investment equity securities, investment in special funds and securities lent, as of December 31, 2001 are summarized as follows (in millions of Won):

At December 31, 2001	Government &Municipal Bonds	Finance Debentures	Corporate Bonds	Beneficial Certificates	Securities in Foreign Currencies	Other	Total
Due in 90 days or less	₩ 343,813	₩ 1,028,429	₩ 532,682	₩1,224,642	₩ 93,210	₩ 2,840	₩ 3,225,616
Due after 90 days through 180 days	260,524	831,602	422,077	30,181	155,516	-	1,699,900
Due after 180 days through 1 year	565,665	382,599	889,837	1,831,821	201,611	-	3,871,533
Due after 1 year through 2 years	726,365	696,641	6,158,298	132,190	223,340	-	7,936,834
Due after 2 years through 3 years	979,595	288,403	2,737,656	-	144,991	-	4,150,645
Due after 3 years through 4 years	737,112	89,282	1,265,942	-	23,738	-	2,116,074
Due after 4 years through 5 years	95,686	-	501,781	-	111,773	-	709,240
Thereafter	85,486	-	575,491	-	131,458	-	792,435
	₩3,794,246	₩ 3,316,956	₩13,083,764	₩3,218,834	₩1,085,637	₩ 2,840	₩24,502,277

Currency concentrations of investment securities as of December 31, 2001 are as follows (in millions of Won):

	Investment Securities Denominated in Foreign Currencies		
		Amount	%
USD	₩	1,121,611	90.88
JPY		45,307	3.67
SFR		336	0.03
BDT		1,703	0.14
DEM		5,551	0.45
GBP		46,950	3.80
THB		4,282	0.35
PHP		509	0.04
MYR		7,686	0.62
IDR		243	0.02
	₩	1,234,178	100.00

Securities lent as of December 31, 2001 are as follows (in millions of Won):

Company	Purpose	Security		Amount
LG Engineering & Construction Co., Ltd.	Collateral	Corporate bonds	₩	188,609
Korea Development Corp.	Collateral	Gov't & municipal bonds		10,325
			₩	198,934

Trading and investment securities of ₩ 7,437,448 million (par value) can be discounted at the Bank of Korea as of December 31, 2001.

As of December 31, 2001, the following investment securities are pledged at various institutions (in million of Won):

Related Liability			Securities Provided			
Transaction	Amount		Book Value		Pledge Value	
BOK borrowings	₩	1,269,155	₩	1,625,594	₩	1,636,400
BOK settlements	Borrowing within credit line			226,700		226,700
Sale of non-performing loans	Borrowing within credit line			103,467		103,467
Foreign currency transactions	Borrowing within credit line			1,894		1,900
Derivatives transactions	Borrowing within credit line			95,614		97,000
Sale of RP	₩	2,959,897		2,966,151		2,984,700
			₩	5,019,420	₩	5,050,167

6. Loans

Loans outstanding as of December 31, 2001 and 2000 are summarized as follows (in millions of Won):

Account	Detailed Account	2001	2000
Loans in Won			
Corporate loans			
- Operation loans	- General operation loans	₩ 22,974,003	₩ 17,301,156
	- Notes discounted	2,235,289	1,726,986
	- Overdraft accounts	584,909	281,945
	- Trading notes	736,886	511,310
	- Other operation loans	2,755,620	1,077,880
		29,286,707	20,899,277
- Facility loans	- General facility loans	3,117,383	3,166,934
	- Special purpose loans	417,174	364,927
	- Other facility loans	899,890	861,803
		4,434,447	4,393,664
		33,721,154	25,292,941
Consumer loans	- General consumer loans	34,367,459	14,007,558
	- Consumer housing loans	25,342,969	1,663,904
	- Consumer benefit loans	57,099	47,369
	- Other consumer loans	224,360	160,376
		59,991,887	15,879,207
Public loans	- Public operation loans	730,598	1,914,841
	- Public facility loans	57,211	49,508
		787,809	1,964,349
Other loans	- Employee savings loans	154,069	244,479
	- Inter-bank loans	36,110	51,343
	- Other	7,740	3,792
		197,919	299,614
		94,698,769	43,436,111
Loans in foreign currencies	- Domestic funding loans	1,558,146	1,872,235
	- Overseas funding loans	1,159,421	1,079,847
	- Inter-bank loans	1,163,547	-
	- Domestic usance bills	286,155	2,808
	- Government funding loans	6,968	15,763
		4,174,237	2,970,653
Bills bought in Won		50,893	43,092
Bills bought in foreign currencies		1,006,095	924,804
Payments on guarantees		199,831	240,992
Credit card accounts		4,706,223	353,510
Bonds purchased under resale agreements ("RP")		640,000	1,500,000
Call loans	-Call loans in Won	1,293,900	763,400
	-Call loans in foreign currencies	261,113	219,258
	-Inter-bank reconciliation funds	124,615	-
		1,679,628	982,658
Privately placed debentures		1,991,735	2,029,419
Loans convertible to equity securities		212,831	84,150
		109,360,242	52,565,389
Allowances for loan losses		(2,271,179)	(1,826,700)
Present value discounts		(59,104)	(168,278)
		₩ 107,029,959	₩ 50,570,411

Restructured loans due to commencement of workout plans or other similar restructuring programs at December 31, 2001 are as follows (in millions of Won):

	Balances before Restructuring	Settlements by issuance or grants of: Exemption	Convertible Loans (*)	Equity Securities	Convertible Bonds	Balances after Restructuring	Present Value Discounts
Workout	₩ 1,124,539	₩ 36,448	₩ 28,135	₩ 346,155	₩ 142,029	₩ 571,772	₩ 34,318
Court receivership	206,738	-	-	29,150	1,098	176,490	20,644
Court mediation	148,580	-	10,108	-	-	138,472	4,142
	₩ 1,479,857	₩ 36,448	₩ 38,243	₩ 375,305	₩ 143,127	₩ 886,734	₩ 59,104

(*) The loans, or portions thereof, that are agreed to debt restructuring by issuance or grants of equity are separately classified as loans convertible into equity securities as of the agreement date. The loans convertible into equity securities are stated at the lower of nominal amount or the fair value of the to-be-converted equity interest. The difference between the nominal amount and the fair value of equity interest is adjusted in related allowance for loan losses. Loans convertible into equity securities to Hynix Semiconductor Inc. of ₩174,364 million and Seohan Corp. of ₩224 million are not included in the above schedule.

The maturities of loans as of December 31, 2001 are as follows (in millions of Won):

At December 31, 2001	Loans in Won	Loans in Foreign Currencies	Bills bought (*)	Credit card Accounts	Call loans	Privately placed Debentures	Other	Total
Due in 90 days or less	₩10,936,282	₩1,680,583	₩ 808,695	₩3,940,920	₩1,679,628	₩ 214,267	₩ 736,860	₩ 19,997,235
Due after 90 days through 180 days	11,306,007	478,642	198,309	212,824	-	158,357	25,861	12,380,000
Due after 180 days through 1 year	24,434,152	170,497	13,181	476,979	-	663,843	67,954	25,826,606
Due after 1 year through 2 years	9,323,668	211,263	22,081	14,866	-	317,201	8,524	9,897,603
Due after 2 years through 3 years	22,255,838	371,818	6,855	9,591	-	319,882	-	22,963,984
Due after 3 years through 4 years	3,438,773	106,888	7,867	5,681	-	251,700	632	3,811,541
Due after 4 years through 5 years	2,915,063	246,674	-	2,833	-	58,300	-	3,222,870
Thereafter	10,088,986	907,872	-	42,529	-	8,185	212,831	11,260,403
	₩94,698,769	₩4,174,237	₩1,056,988	₩4,706,223	₩1,679,628	₩1,991,735	₩1,052,662	₩109,360,242

(*) Bills bought in Won and Bills bought in foreign currencies

Loan risk concentrations by country as of December 31, 2001 are as follows (in millions of Won):

	Loans in Won	Loans in Foreign Currencies	Other	Total	Percentage (%)
Korea	₩ 94,698,769	₩ 3,177,867	₩ 10,459,388	₩108,336,024	99.06
Southeast Asia	-	369,330	-	369,330	0.34
Russia	-	131,284	-	131,284	0.12
China	-	115,031	-	115,031	0.11
Japan	-	83,544	-	83,544	0.08
Other	-	297,181	27,848	325,029	0.29
	₩ 94,698,769	₩ 4,174,237	₩ 10,487,236	₩109,360,242	100.00

Loan risk concentrations by industry as of December 31, 2001 are as follows (in millions of Won):

	Loans in Won	Loans in Foreign Currencies	Other	Total	Percentage (%)
Manufacturing companies	₩ 11,095,151	₩ 1,273,839	₩ 82,359	₩ 12,451,349	27.92
Financial institutions	831,554	1,858,582	2,408,863	5,098,999	11.44
Service companies	2,531,579	58,293	37,782	2,627,654	5.89
Other	20,093,397	983,523	3,334,368	24,411,288	54.75
	34,551,681	4,174,237	5,863,372	44,589,290	100.00
Households	60,147,088	-	4,623,864	64,770,952	
	₩ 94,698,769	₩ 4,174,237	₩ 10,487,236	₩109,360,242	

Loan risk concentrations by customer as of December 31, 2001 are as follows (in millions of Won):

	Loans in Won	Loans in Foreign Currencies	Other	Total	Percentage (%)
Industrial loans	₩ 33,763,872	₩ 4,142,411	₩ 5,323,372	₩ 43,229,655	39.53
Household loans	60,147,088	-	4,623,864	64,770,952	59.23
Public and other loans	787,809	31,826	540,000	1,359,635	1.24
	₩ 94,698,769	₩ 4,174,237	₩ 10,487,236	₩109,360,242	100.00

7. Allowances for Loan Losses

As of December 31, 2001 and 2000, allowances for loan losses are as follows (in millions of Won):

Allowance for	2001	2000
Loans in Won	₩ 1,509,863	₩ 1,094,602
Loans in foreign currencies	225,172	293,213
Bills bought in Won and bills bought in foreign currencies	97,269	61,854
Payments on guarantees	91,836	107,950
Credit card accounts	148,349	1,768
Privately placed debentures	97,394	163,086
Loans convertible into equity securities	65,198	56,661
Loans sold	21,099	-
Suspense receivables	8,224	4,119
Other	6,055	43,447
	₩ 2,271,179	₩ 1,826,700

As of December 31, 2001, allowances for loan losses and credit risk classifications are as follows (in millions of Won):

		Normal	Precautionary	Substandard	Doubtful	Estimated Loss	Total
Loans in Won	Loan balance	₩88,576,444	₩ 3,569,597	₩ 1,746,580	₩ 603,236	₩ 155,025	₩ 94,650,882
	Allowances	442,702	122,046	371,936	418,154	155,025	1,509,863
	Percentage(%)	0.50	3.42	21.30	69.32	100.00	1.60
Loans in foreign currencies	Loan balance	3,315,126	432,161	305,196	88,269	25,219	4,165,971
	Allowances	10,758	24,258	96,453	68,484	25,219	225,172
	Percentage(%)	0.32	5.61	31.60	77.59	100.00	5.41
Bills bought (*1)	Loan balance	946,100	13,911	2,189	88,513	5,536	1,056,249
	Allowances	4,731	278	438	86,286	5,536	97,269
	Percentage(%)	0.50	2.00	20.01	97.48	100.00	9.21
Payments on guarantees	Loan balance	3,438	10,450	98,941	73,520	12,567	198,916
	Allowances	17	209	19,991	59,052	12,567	91,836
	Percentage(%)	0.50	2.00	20.20	80.32	100.00	46.17
Credit card accounts	Loan balance	4,408,885	119,253	8	108,275	69,781	4,706,202
	Allowances	22,044	2,385	2	54,137	69,781	148,349
	Percentage(%)	0.50	2.00	25.00	50.00	100.00	3.15
RP (*2)	Loan balance	640,000	-	-	-	-	640,000
	Allowances	-	-	-	-	-	-
	Percentage(%)	-	-	-	-	-	-
Call loans	Loan balance	1,679,628	-	-	-	-	1,679,628
	Allowances	-	-	-	-	-	-
	Percentage(%)	-	-	-	-	-	-
Privately placed debentures	Loan balance	1,718,918	85,486	114,019	70,775	1,261	1,990,459
	Allowances	8,595	9,063	22,804	55,671	1,261	97,394
	Percentage(%)	0.50	10.60	20.00	78.66	100.00	4.89
Convertible loans (*3)	Loan balance	4,286	174,364	-	34,181	-	212,831
	Allowances	1,283	33,129	-	31,506	-	65,918
	Percentage(%)	29.93	19.00	-	92.17	-	30.97
Total loans	Loan balance	₩101,292,825	₩ 4,405,222	₩ 2,266,933	₩ 1,066,769	₩ 269,389	₩109,301,138
	Allowances	490,130	191,368	511,624	773,290	269,389	2,235,801
	Percentage(%)	0.48	4.34	22.57	72.49	100.00	2.05
Other allowances							35,378
Total allowances							₩ 2,271,179

The above amounts of loan balance are net of present value discounts.

(*1) Bills bought in Won and Bills bought in foreign currencies

(*2) Bonds purchased under resale agreements

(*3) Loans convertible into equity securities

For the years ended December 31, 2001 and 2000, the allowances for loan losses changed as follows (in millions of Won):

	2001	2000
Beginning Balance	₩ 1,826,700	₩ 1,880,100
Increase due to:		
Provision for loan losses	992,249	640,980
Business combination with H&CB	969,078	-
Collection of written-off loans	97,123	65,456
Troubled debt restructuring	45,458	-
Repurchase of loans sold	3,404	16,190
Change in exchange rates and other	28,330	58,153
	2,135,642	780,779
Decrease due to:		
Written-off loans	1,090,029	558,480
Sale of loans	372,272	125,147
Conversion of loans into equity securities	164,422	53,788
Exemption of loans	36,675	11,916
Set-off with present value discounts from troubled debt restructuring	27,765	84,848
	1,691,163	834,179
Ending Balance	₩ 2,271,179	₩ 1,826,700

As of December 31, 2001, 2000 and 1999, the ratios of allowances for loan losses to loans are as follows (in millions of Won):

	2001	2000	1999
Loans(*)	₩ 109,301,138	₩ 52,397,111	₩ 40,752,432
Allowances for loan losses	2,271,179	1,826,700	1,880,100
Ratio (%)	2.08	3.49	4.61

(*) The above amounts of loans are net of present value discounts.

8. Guarantees and Acceptances

Guarantees and acceptances at December 31, 2001 and 2000 are summarized as follows (in millions of Won):

		2001	2000
Guarantees and acceptances outstanding			
Guarantees and acceptances in Won	- Guarantees on debentures	₩ 6,124	₩ 5,772
	- Guarantees on loan collateral	49,110	40,484
	- Guarantees on commercial bills	230	42
	- Other	205,331	236,849
		260,795	283,147
Guarantees and acceptances in foreign currencies	- Acceptances on letters of credit	2,476,187	1,845,916
	- Acceptances for letters of guarantee for importers	73,267	58,642
	- Guarantees for performance	177,278	200,104
	- Guarantees for bid	744	840
	- Guarantees for borrowings	29,028	32,766
	- Guarantees for repayment of advances	2,440	2,755
	- Other	502,231	611,798
		3,261,175	2,752,821
Contingent guarantees and acceptances		3,521,970	3,035,968
	- Letters of credit	1,310,984	1,014,843
	- Other	58,739	168,590
		1,369,723	1,183,433
		₩ 4,891,693	₩ 4,219,401

At December 31, 2001 the allowances for losses from guarantees and acceptances outstanding according to credit risk classifications are as follows (in millions of Won):

	Normal	Precautionary	Substandard	Doubtful	Estimated Loss	Total
Guarantees and acceptances in Won						
Balance	₩ 246,359	₩ 11,660	₩ 2,761	₩ 15	₩ -	₩ 260,795
Allowance	-	-	552	8	-	560
Ratio (%)	-	-	20.0	53.3	-	0.2
Guarantees and acceptances in foreign currencies						
Balance	3,093,024	114,533	4,297	30,890	18,431	3,261,175
Allowance	-	-	859	23,973	18,431	43,263
Ratio (%)	-	-	20.0	77.6	100.0	1.3
Total						
Balance	₩ 3,339,383	₩ 126,193	₩ 7,058	₩ 30,905	₩ 18,431	₩ 3,521,970
Allowance	-	-	1,411	23,981	18,431	43,823
Ratio (%)	-	-	20.0	77.6	100.0	1.2

The allowance ratios to guarantees and acceptances outstanding as of December 31, 2001, 2000 and 1999 are as follows (in millions of Won):

	2001	2000	1999
Guarantees and acceptances outstanding	₩ 3,521,970	₩ 3,035,968	₩ 2,147,273
Allowances for losses from guarantees and acceptances outstanding	43,823	37,331	28,431
Ratio (%)	1.24	1.23	1.32

For the years ended December 31, 2001 and 2000, the allowances for losses from guarantees and acceptances outstanding changed as follows (in millions of Won):

	2001	2000
Beginning balance	₩ 37,331	₩ 28,431
Increase due to the business combination with H&CB	14,943	-
Additional allowance	-	8,900
Reversal of allowance	(8,790)	-
Changes in foreign exchange rates	339	-
Ending balance	₩ 43,823	₩ 37,331

The guarantees and acceptances as of December 31, 2001 are to Korean customers.

The guarantees and acceptances risk concentration by industry as of December 31, 2001 are as follows (in millions of Won):

	Guarantees and Acceptances Outstanding		Contingent Guarantees and Acceptances		Total	
	Balance	Percentage(%)	Balance	Percentage(%)	Balance	Percentage(%)
Manufacturing	₩ 2,502,022	71.04	₩ 895,102	65.35	₩ 3,397,124	69.45
Finance	104,049	2.95	43,296	3.16	147,345	3.01
Wholesale & retail	211,200	6.00	39,617	2.89	250,817	5.13
Other	704,699	20.01	391,708	28.60	1,096,407	22.41
	₩ 3,521,970	100.00	₩ 1,369,723	100.00	₩ 4,891,693	100.00

The guarantees and acceptances risk concentration by customer as of December 31, 2001 are as follows (in millions of Won):

	Guarantees and Acceptances Outstanding		Contingent Guarantees and Acceptances		Total	
	Balance	Percentage(%)	Balance	Percentage(%)	Balance	Percentage(%)
Industrial	₩ 3,520,581	99.96	₩ 1,369,723	100.00	₩ 4,890,304	99.97
Household	-	-	-	-	-	-
Public and other	1,389	0.04	-	-	1,389	0.03
	₩ 3,521,970	100.00	₩ 1,369,723	100.00	₩ 4,891,693	100.00

Credit related derivatives included in the other foreign currency guarantees are as follows (in thousands of US Dollars):

	Counter-party	Guaranteeing Asset	Guarantee Amounts	
Credit Default Swap	Morgan Guarantee Trust	Green Cross convertible bonds	USD	7,000
Credit Linked Note	Macquarie Bank	Korea Development Bank FRN		20,000
			USD	27,000

9. Fixed Assets

Property and equipment at December 31, 2001 and 2000 comprise the following (in millions of Won):

	2001			2000		
	Acquisition Cost	Accumulated Depreciation	Net Carrying Value	Acquisition Cost	Accumulated Depreciation	Net Carrying Value
Land	₩ 1,168,322	₩ -	₩ 1,168,322	₩ 736,348	₩ -	₩ 736,348
Buildings and structures	800,337	89,783	710,554	510,499	76,819	433,680
Leasehold improvements	57,035	29,616	27,419	29,846	23,623	6,223
Equipment and vehicles	678,816	361,102	317,714	466,409	383,244	83,165
Constructions in progress	5,774	-	5,774	5,440	-	5,440
	₩ 2,710,284	₩ 480,501	₩ 2,229,783	₩ 1,748,542	₩ 483,686	₩ 1,264,856

In accordance with the General Banking Act, the Bank may only own business-purpose real property within its own equity capital amount.

In accordance with the Bank's regulations, all Bank's property and equipment, other than those personal properties valued under ₩1,000 thousand, are covered by insurance policies of ₩954,656 million and ₩536,222 million as of December 31, 2001 and 2000, respectively. All vehicles are covered by legal and general insurance policies.

Intangible assets include trademark rights, communication related utility rights, lease premiums, and goodwill of ₩692,050 million due to the business combination with H&CB.

Intangible assets and foreclosed assets as of December 31, 2001 and 2000 comprise the following (in millions of Won):

	Intangible Assets		Foreclosed Assets	
	2001	2000	**2001**	2000
Acquisition cost	₩ 692,390	₩ 674	₩ 4,294	₩ 8,561
Valuation allowances	-	-	(1,996)	(1,965)
Net carrying value	₩ 692,390	₩ 674	₩ 2,298	₩ 6,596

Total Government-posted price of land for tax imposition and compensation for confiscation as of December 31, 2001 and 2000 are as follows (in millions of Won):

	Book Value		Government-posted Price	
	2001	2000	**2001**	2000
Lands included in tangible assets	₩ 1,168,322	₩ 736,348	₩ 976,511	₩ 609,750
Lands included in foreclosed assets	4,253	8,520	13,492	5,543
	₩ 1,172,575	₩ 744,868	₩ 990,003	₩ 615, 293

10. Derivatives

The Bank's derivative instruments are divided between hedge derivatives and trading derivatives based on the purpose of the transaction. The Bank enters into hedge transactions mainly for the purposes of hedging fair value risks related to its assets. Trading derivatives include future contracts, forward contracts, swaps, and options entered into by the Bank to gain profit from short-term fluctuations of the underlying variable of the instruments. Also, trading derivatives include those with the Bank's customers and the related hedging derivatives.

Hedge derivatives comprise mainly interest rate swaps to hedge the fair value change of foreign available-for-sale investment securities arising from the interest rate risk. The counter-parties of these hedge derivatives are foreign financial institutions except for Korea Development Bank. Some hedge purpose transactions do not qualify for hedge accounting and are thus accounted for as trading derivatives. These transactions include the hedge relationships where the hedged item is an asset or liability that is remeasured with the changes in fair value attributable to the hedged risk reported currently in earnings or where the hedged item cannot be specifically identified.

The notional amounts outstanding for derivative contracts as of December 31, 2001 and 2000 are as follows (in millions of Won):

	Notional Amounts					
	2001			2000		
	Trading	Hedge	Total	Trading	Hedge	Total
Currency related						
- Forward	₩ 8,872,229	₩ -	₩ 8,872,229	₩ 8,907,274	₩ -	₩ 8,907,274
- Currency swap	2,675,389	-	2,675,389	1,027,790	41,180	1,068,970
- Future	620,018	-	620,018	1,130,203	-	1,130,203
- Currency option bought	2,652	-	2,652	13,147	-	13,147
- Currency option sold	5,304	-	5,304	56,601	-	56,601
	12,175,592	-	12,175,592	11,135,015	41,180	11,176,195
Interest related						
- Forward	-	-	-	40,000	-	40,000
- Swap	9,033,522	716,236	9,749,758	4,004,600	565,610	4,570,210
- Future	359,203	-	359,203	69,284	-	69,284
	9,392,725	716,236	10,108,961	4,113,884	565,610	4,679,494
Other	44,772	-	44,772	1,890	-	1,890
	₩21,613,089	₩ 716,236	₩22,329,325	₩15,250,789	₩ 606,790	₩ 15,857,579

Derivative valuation as of December 31, 2001 is as follows (in millions of Won):

	Valuation Gains / Losses (P/L)			Fair Value (B/S)	
	Trading	Hedge	Total	Asset	Liability
Currency related					
- Forward	₩ (34,467)	₩ -	₩ (34,467)	₩ 92,648	₩ 129,574
- Currency swap	(17,895)	-	(17,895)	143,518	72,455
- Currency option bought	78	-	78	78	-
- Currency option sold	(99)	-	(99)	28	127
Interest related	882	(12,561)	(11,679)	42,263	70,018
Other	(12)	-	(12)	358	12
	₩ (51,513)	₩ (12,561)	₩ (64,074)	₩ 278,893	₩ 272,186

11. Other Assets

Other assets at December 31, 2001 and 2000 comprise the following (in millions of Won):

	2001	2000
Guarantee deposits paid	₩ 1,178,742	₩ 621,552
Accounts receivable	1,539,076	1,099,697
Accrued income	984,379	1,015,832
Payments in advance	104,113	67,907
Prepaid expenses	26,684	23,501
Deferred tax assets (Note 26)	119,444	190,303
Derivative assets	278,893	500,078
Unsettled exchange assets	1,490,602	169,300
Loans to trust accounts	267,334	263,286
Other	29,127	20,811
	₩ 6,018,394	₩ 3,972,267

12. Deposits

Deposits at December 31, 2001 and 2000 comprise the following (in millions of Won):

	Annual Interest (%)	**2001**	2000
Deposits in Won			
Demand deposits			
- Current deposits	-	₩ 272,350	₩ 141,545
- Household deposits	0.5	430,716	316,185
- Temporary deposits	0.5	6,118,412	1,859,445
- Passbook deposits	-	3,825,722	1,819,298
- Public fund deposits	0.5	172,215	37,488
- Other	-	4,590	5
		10,824,005	4,173,966
Time deposits and savings deposits			
- Time deposits	3.5-5.35	54,665,800	26,751,040
- Installment savings deposits	4.2-5.25	1,601,703	629,223
- Savings deposits for money sum	8.50	2,670	295
- Time and savings deposits for non-resident in won	0.5-5.13	66,391	-

	Annual Interest (%)	2001	2000
- General saving deposits	0.5-1.5	20,165,895	10,321,486
- Unrestricted corporate savings deposits	0.5	6,269,451	3,167,390
- Long term savings for employees	8.5-12.0	473,432	441,914
- Long term housing savings	5.65	345,061	31,123
- Long term savings for households	5.5-11.0	3,160,122	1,571,094
- Employee preferential savings deposits	5.35	2,330,304	581,876
- Housing savings deposits for employees	8.5-11.5	106	39
- Mutual installment deposits	3.5-5.25	8,871,193	5,521,161
- Housing installment deposits	4.65-5.25	4,128,489	204,111
		102,080,617	49,220,752
		112,904,622	53,394,718
Deposits in foreign currencies			
Demand deposits			
- Current deposits	-	28,494	15,738
- Temporary deposits	0.0-2.0	411,754	276,659
- Notice deposits	0.7-10.0	11,945	29,357
- Passbook deposits	-	4,088	3,270
		456,281	325,024
Time deposits and savings deposits			
- Time deposits	0.7-10.0	644,532	374,846
- Other	-	1,813	2,610
		646,345	377,456
		1,102,626	702,480
Certificates of deposit	4.0-4.5	1,154,056	2,424,947
		₩ 115,161,304	₩ 56,522,145

The maturities of deposits as of December 31, 2001 are as follows (in millions of Won):

At December 31, 2001	Deposits in Won	Deposits in Foreign Currencies	Certificates of Deposit	Total
Due in 90 days or less	₩ 58,973,971	₩ 872,882	₩ 912,073	₩ 60,758,926
Due after 90 days through 180 days	13,642,338	93,531	77,254	13,813,123
Due after 180 days through 1 year	18,489,238	58,820	164,729	18,712,787
Due after 1 year through 2 years	8,932,918	12,903	-	8,945,821
Due after 2 years through 3 years	4,051,327	602	-	4,051,929
Due after 3 years through 4 years	8,049,996	63,875	-	8,113,871
Due after 4 years through 5 years	521,878	-	-	521,878
Thereafter	242,956	13	-	242,969
	₩ 112,904,622	₩ 1,102,626	₩ 1,154,056	₩115,161,304

13. Borrowings

Borrowings as of December 31, 2001 and 2000 comprise the following (in millions of Won):

	Annual Interest (%)		2001		2000
Borrowings in Won					
Borrowings from the Bank of Korea					
- Security collateralized borrowings	2.50	₩	1,269,155	₩	589,986
- Other	5.00-8.00		1,008		4,466
			1,270,163		594,452
Borrowings from the government					
- Borrowings from public finance	4.70-5.50		362,508		89,165
- Other	0.0-8.30		626,654		451,152
			989,162		540,317
Borrowings from banking institutions					
- Debenture funds for development of small to medium industries	8.55-9.55		398,637		220,243
- Other borrowings from domestic banks	4.75-5.50		-		185,987
			398,637		406,230
Borrowings from National Housing Fund	8.00		9,637		-
Borrowings from non-banking financial institutions					
- Borrowings from the government	4.00		4,831		473
- Subordinated borrowings	9.00-11.84		25,000		425,000
- Other finance borrowings	5.59-6.52		680,000		123,333
			709,831		548,806
Other borrowings					
- Development funds for regional small to medium industries	2.20-5.70		435,809		395,788
- Promotion funds for small to medium industries	5.50-6.25		723,953		584,058
- Other	3.00-7.30		110,637		165,125
			1,270,399		1,144,971
			4,647,829		3,234,776
Borrowings denominated in foreign currencies					
Borrowings from domestic banks	0.3-4.24		652,591		620,079
Borrowings from foreign banks	0.9-5.63		1,795,225		1,015,466
Borrowings from other financial institutions	0.46-2.0		148,181		175,889
			2,595,997		1,811,434
Bonds sold under repurchase agreements	2.50-7.55		2,959,897		232,975
Bills sold	4.10-4.50		79,443		1,161,546
Due to the Bank of Korea denominated in foreign currencies	-		126,501		265,677
Call money					
- Won	3.50-3.85		1,854,200		-
- Foreign currencies	0.58-2.38		292,185		178,743
- Inter-banks reconciliation fund	-		-		181,122
			2,146,385		359,865
		₩	12,556,052	₩	7,066,273

The details of subordinated borrowings as of December 31, 2001 are as follows (in millions of Won):

	Date of Contract	Annual Interest (%)		Amount	Maturity	Conditions
Korea Life Insurance Co. Ltd.	1996. 12. 31	9.00	₩	10,000	2006. 12. 31	Monthly interest
Korea Life Insurance Co. Ltd.	1996. 12. 31	11.84		10,000	2006. 12. 31	Monthly interest in advance
Korea Life Insurance Co. Ltd.	1996. 12. 31	10.00		5,000	2006. 12. 31	Annual interest
			₩	25,000		

The maturities of the borrowings as of December 31, 2001 are as follows (in millions of Won):

At December 31, 2001	Won	Foreign Currencies	Other	Total
Due in 90 days or less	₩ 1,377,664	₩ 784,249	₩ 3,725,452	₩ 5,887,365
Due after 90 days through 180 days	212,870	701,351	469,429	1,383,650
Due after 180 days through 1 year	821,941	214,226	1,117,230	2,153,397
Due after 1 year through 2 years	559,611	414,179	115	973,905
Due after 2 years through 3 years	500,264	133,395	-	633,659
Due after 3 years through 4 years	383,384	116,203	-	499,587
Due after 4 years through 5 years	243,282	112,429	-	355,711
Thereafter	548,813	119,965	-	668,778
	₩ 4,647,829	₩ 2,595,997	₩ 5,312,226	₩ 12,556,052

14. Debentures

Debentures as of December 31, 2001 and 2000 comprise the following (in millions of Won):

	Annual Interest (%)	2001	2000
Debentures in Won			
Subordinated debentures	6.34-16.00	₩ 3,634,357	₩ 1,498,702
Discounted debentures	4.12-10.54	2,208,599	1,572,000
Coupon debentures	4.83-11.70	1,077,379	1,817,937
Compound interest debentures	4.83-16.28	857,823	222,401
		7,778,158	5,111,040
Discounts on debentures		(71,758)	(90,040)
		7,706,400	5,021,000
Debentures denominated in foreign currencies	2.58-3.83	1,376,429	1,663,648
Discounts on debentures		(6,801)	(9,706)
		1,369,628	1,653,942
		₩ 9,076,028	₩ 6,674,942

As of December 31, 2001, debentures in Won comprise the following:

	Issue Date	Billions of Won	Annual Interest (%)	Maturity
Non-subordinated				
Fixed rate	1999.05.28	₩ 300	8.05	2002.05.28
	1999.06.28	100	7.65	2002.06.28
	1999.07.28	900	7.88	2002.07.28
	2000.11.28	2,000	7.01	2003.11.28
	2000.12.28	1,600	7.01	2003.12.28
	2001.01.28	3,700	5.48- 6.10	2002.01.28
	2001.02.28	2,300	5.12-5.48	2002.02.28
	2001.02.28	800	5.48	2004.02.28
	2001.03.28	1,300	5.12	2002.03.28
	2001.05.28	100	5.12	2002.05.28
	2001.06.28	3,100	5.12	2002.06.28
	2001.06.28	2,300	5.87	2004.06.28
	2001.07.28	3,000	5.12	2002.07.28
	2001.07.28	600	5.82-5.87	2004.07.28
	2001.08.28	1,900	4.85	2002.08.28
	2001.08.28	600	5.82	2004.08.28
	2001.10.28	500	4.21	2002.10.28
	-	16,323	4.12-10.57	-
Sold over the counter	1989.08-2000.09	16	6.28-16.28	1990.11-2005.03

	Issue Date	Billions of Won	Annual Interest (%)	Maturity
Subordinated				
Floating rate	1997.12.24	₩ 5,723	7.34	2003.03.31
	1998.12.29	2,212	6.34	2004.03.31
	1998.12.29	883	7.34	2004.03.31
Fixed rate	1997.12.26	400	15.30	2002.12.26
	1997.12.29	1,000	16.00	2004.01.05
	1998.06.18	600	15.66	2003.07.18
	1998.06.23	1,749	15.02	2003.11.15
Sold over the counter	1997.01-08	1,051	11.04 -15.66	2003.01-08
	2000.03.27	2,000	9.65	2005.03.27
	2000.06.28	2,540	9.04 -9.10	2006.01.28
	2000.09.27	3,000	8.99	2006.01.27
	2000.09.28	1,500	8.79-8.85	2006.01.28
	2000.11.28	1,000	8.65-8.71	2006.02.28
	2000.11.28	1,620	9.57-9.65	2010.11.28
	2000.12.27	2,000	8.71	2006.01.27
	2001.05.28	2,000	7.60-7.65	2007.02.28
	2001.06.27	1,600	7.68	2008.03.27
	2001.06.27	2,175	7.86	2009.03.27
	2001.08.28	1,000	6.69-6.73	2007.08.28
	2001.09.28	1,500	6.69-6.73	2008.03.28
Housing debentures	1997.12.31	520	7.34	2003.03.31
	1998.12.31	270	6.34	2004.03.31
		₩ 77,782		

As of December 31, 2001, debentures denominated in foreign currencies comprise the following:

	Issue Date	Thousands of Dollar	Annual Interest(%)	Maturity	Listings
Non-subordinated					
Floating rate	1997.09.19	USD 100,000	2.77	2002.09.19	London
	1997.10.30	USD 33,340	3.18	2002.10.30	Not listed
	2000.03.09	USD 200,000	2.98	2002.03.11	Not listed
	2000.03.22	USD 20,000	2.98	2002.03.22	Not listed
	2000.03.24	USD 100,000	2.98	2003.03.24	Not listed
	2000.04.10	USD 61,500	2.93	2003.04.10	Not listed
	2000.04.10	USD 40,000	3.13	2003.04.10	Not listed
	2000.06.02	USD 10,000	3.28	2003.06.02	Not listed
	2000.08.10	USD 16,500	2.73	2002.08.12	Not listed
	2000.08.10	USD 12,500	2.88	2003.08.11	Not listed
Fixed rate	2000.04.20	SGD 100,000	5.00	2003.04.20	Not listed
Subordinated					
Floating rate	1996.12.30	USD 190,000	2.58-3.83	2006.12.30	Luxembourg
Convertible bond ("CB")	1999.06.14	USD 200,000	3.00	2005.06.14	Not listed
USD Equivalent (in thousands of USD)		USD 1,037,953			
KRW Equivalent (in millions of Won)		₩ 1,376,429			

The Bank is authorized by the banking supervisory regulation to issue debentures amounting up to 300% of its equity. However, the debentures that are succeeded from the merger with KLB, on December 31, 1998, and the issuance of new debentures for the repayment of the debentures from KLB are excluded from the 300% of equity restrictions that would apply to other debenture issuances.

Among the debentures in foreign currencies, the subordinated debenture series issued during 1996 have annual call redemption options which can be exercised on or after 5 years from the issuance dates.

USD 10,000 thousand of the Bank's own debentures in foreign currencies reacquired by the Bank are deducted from debentures series issued on December 30, 1996.

The conversion terms of the subordinated convertible bonds outstanding in the debentures in foreign currencies are as follows:

	Fixed Rate Subordinated CB	
Face value	USD	200 million
Issue price	USD	200 million
Book value	₩	265,220,000,000
Conversion price	₩	22,123 per share
Conversion stock	Common stock	
Convertible period	1999.7.14 ~ 2005.5.14	
Conversion exchange rate	USD1 : ₩	1,170.50
Method of redemption	Fully redeemed at maturity	

On July 18, 2001, International Financing Corporation converted USD 25 million of floating rate subordinated CBs at ₩8,822 per share (See Note 18).

The maturities of debentures as of December 31, 2001 are as follows (in millions of Won):

At December 31, 2001		Won		Foreign Currencies		Total
Due in 90 days or less	₩	2,362,441	₩	291,742	₩	2,654,183
Due after 90 days through 180 days		360,060		-		360,060
Due after 180 days through 1 year		670,220		198,703		868,923
Due after 1 year through 2 years		1,324,312		368,805		1,693,117
Due after 2 years through 3 years		866,570		-		866,570
Due after 3 years through 4 years		201,000		265,220		466,220
Due after 4 years through 5 years		1,003,975		251,959		1,255,934
Thereafter		989,580		-		989,580
	₩	7,778,158	₩	1,376,429	₩	9,154,587

15. Accrued Retirement Benefits

The movements in accrued retirement benefits for the year ended December 31, 2001 are as follows (in millions of Won):

		Beginning Balance		Amounts Provided		Amounts Paid Out		Amounts Substituted		Transfer due to Consolidation		Ending Balance
Retained retirement benefits	₩	163,341	₩	88,966	₩	440,468	₩	207,399	₩	2,735	₩	21,973
Contributed retirement benefits		396,000		23,400		188,601		(207,399)		5,014		28,414
Total accrued retirement benefits		559,341		112,366		629,069		-		7,749		50,387
Contribution to National Pension Fund		(24,950)		-		(24,927)		-		(10)		(33)
Contribution to pension funds		-		(212,001)		(188,601)		-		(5,014)		(28,414)
	₩	534,391	₩	(99,635)	₩	415,541	₩	-	₩	2,725	₩	21,940

The Bank paid out total ₩667,994 million of retirement benefits including special payments of ₩38,925 million for early retirement benefit program during the year ended December 31, 2001.

Contributed retirement benefits are approximately 56.39% of total accrued retirement benefits as of December 31, 2001. The contributed retirement benefits comprise balances with Korea Life Insurance Co., Ltd. and other three life insurance companies for the pension fund deposits that grant the payment rights to its employees.

16. Other Liabilities

Other liabilities at December 31, 2001 and 2000 comprise the following (in millions of Won):

		2001		2000
Accrued retirement benefits (Note 15)	₩	21,940	₩	534,391
Allowance for loss on acceptances and guarantees (Note 8)		43,823		37,331
Due to trust accounts		1,666,520		1,044,678
Accounts payable		1,398,890		1,104,124
Accrued expenses		4,736,583		2,482,624
Advance from customers		106,570		70,777
Unearned income		148,693		131,851
Withholding taxes		140,185		191,600
Guarantee deposits received		154,248		88,679
Derivative liabilities (Note 10)		272,186		744,687
Unsettled domestic exchange transaction		1,443,480		188,173
Due to agencies		705,727		320,574
Other allowances(*)		6,510		-
Giro accounts		254,146		35,289
Other		87,375		26,914
	₩	11,186,876	₩	7,001,692

(*) The Bank provided other allowances for the possible losses in relation to the combination with H&CB overseas branches.

17. Commitments and Contingencies

As of December 31, 2001, there are 206 pending legal actions against the Bank amounting to ₩75,809 million. Management believes that these actions are without merit and that the ultimate liability, if any, will not materially affect the Bank's financial position.

The Bank has credit line and commitments to purchase commercial paper with asset securitization companies. Under these commitments, the Bank provides money, in case of temporary fund shortage, for the interest and principal repayment of these companie' senior bonds within the contracted term and amounts. As of December 31, 2001, the aggregate committed credit line amount totals ₩4,533,400 million and ₩29,176 million is outstanding under these commitments. Also, the Bank entered into arrangements to purchase ₩189,000 million of commercial paper issued by the securitization companies. The Bank has arranged various methods to provide for losses on these credit line commitments including payment guarantees, repurchase contracts, surety certificate guarantees, and cash retention.

Pursuant to asset securitization plans, the Bank sold loans of ₩150,149 million (relevant allowances for loan losses of ₩38,738 million), ₩115,873 million (relevant allowances for loan losses of ₩55,919 million), ₩568,221 million (relevant allowances for loan losses of ₩273,777 million) to Kook 4th-ABS Specialty Co., Ltd., Kook 5th-ABS Specialty Co., Ltd., and Kook 6th-ABS Specialty Co., Ltd. in April, October and December 2001, respectively. In relation to these sales, the Bank recognized related losses of ₩15,794 million, ₩22,354 million and ₩79,972 million, respectively. The related contracts for asset securitization stipulate the Bank's performance of warranty liability for loans sold to Kook 6th-ABS Specialty Co., Ltd, Jooeun 3rd-ABS Specialty Co., Ltd., Jooeun 4th-ABS Specialty Co., Ltd., and Jooeun 5th-ABS Specialty Co., Ltd. (collectively "Specialty Co.") when underlying loans are delinquent for certain period of time or go into default. Accordingly, the Bank bears possible liabilities for collateral performance toward the Specialty Co. within the limits of ₩72,000 million, ₩3,326 million, and ₩27,372 million, and ₩66,500, respectively, as of December 31, 2001. No adjustments have been made in the accompanying financial statements related to such uncertainties.

As of December 31, 2001, the Bank provides an allowance of ₩21,102 million for estimated losses from repurchase of not yet repurchased loans sold to KAMCO (See Note 7).

The Bank, under the Mutual Savings & Finance Company Act, is liable for the payment of the deposits of Orange Mutual Savings & Finance Co., Ltd. and Bukook Mutual Savings & Finance Co., Ltd., previously the Bank's subsidiaries but which were sold during 1999, if they enter into bankruptcy within 3 years of sale. The payment liability is limited to the deposit amounts as of the date of sale. As of December 31, 2001, Orange Mutual Savings & Finance Co., Ltd. is under suspended operations and the customers' deposits were paid out by the KDIC under the Depositor Protection Act. The Bank estimates the maximum loss of ₩11,529 million in relation to the advanced payments to customers by KDIC. No adjustments have been made in the accompanying financial statements related to such uncertainties.

On January 13, 2000, the Bank and Jooeun Leasing Co., Ltd. ("Jooeun Leasing"), a subsidiary of the Bank, entered into a memorandum of understanding with other creditors of Jooeun Leasing, whereby the Bank and other creditors agreed on detailed terms of the debt-restructuring plan for Jooeun Leasing. As of December 31, 2001, Jooeun Leasing is under restructuring process and the Bank's total loans to Jooeun Leasing are ₩163,295 million. In accordance with the restructuring plan, the Bank will provide additional loans of ₩9,635 million by March 31, 2002.

As of December 31, 2001 and 2000, the Bank holds the unexpired rights to claim from borrowers or guarantors for loans in accordance to relevant law, which already has been written off, of ₩2,490,069 million and ₩1,141,551 million, respectively.

During 1996, the Bank entered into a guarantee contract (total return swap) with Morgan Guarantee Trust Company of New York ("Morgan") for the payment of principal and interest on the USD 56 million FRN ("the FRN") issued to Morgan by Daehan Global Bond II Investment Ltd. ("the Fund"). The principal and interest of the Fund's major investment were not fully redeemed at its maturity on December 17, 2001, due to the default notice received on the Argentina portion of the Fund's investment in synthetic emerging markets bonds. Due to the resulting default on the Fund's repayment obligation on the FRN, the Bank paid out ₩76,011 million of principal and interest on the FRN to Morgan according to the guarantee contract and recorded this amount as payments on guarantees. In addition to the above guarantee contract, the Bank has ₩65,896 million of accounts receivable and ₩19,921 million of accounts payable as of December 31, 2001 on the past-due swap and forward contracts with the Fund.

Based on the letter of commitment issued by Daehan Investment Trust Co., Ltd., the security agreement with the Fund, and the legal opinion of Bank's lawyers, the Bank provided ₩15,202 million in allowances for loan losses for the ₩121,986 million of total receivables from the Fund. Subsequent to the balance sheet date, the Bank recovered ₩47,724 million out of the total ₩121,986 receivables from the Fund on January 25, 2002.

Beginning in 1997, Korea and other countries in the Asia Pacific region experienced a severe contraction in substantially all aspects of their economies. This situation is commonly referred to as the 1997 Asian financial crisis. In response to this situation, the Korean government and the private sector began implementing structural reforms to historical business practices. The Korean economy continues to experience difficulties, particularly in the areas of restructuring private enterprises and reforming the banking industry. The Korean government continues to apply pressure to Korean companies to restructure into more efficient and profitable firms. The banking industry is currently undergoing consolidation and the Bank may be either directly or indirectly affected by the situation described above. The ultimate effect of these significant uncertainties of the financial position of the Bank as of the balance sheet date cannot presently be determined and accordingly, no adjustments have been made in the accompanying financial statements related to such uncertainties.

Under these adverse economic conditions, certain financially troubled borrowers of the Bank including Hynix Semiconductor Inc. are experiencing a cash crisis or in the debt restructuring process under workout plans and other similar programs. As of December 31, 2001, the Bank's loans, securities, and guarantees and acceptances to those borrowers are as follows (in millions of Won):

	Loans (including guarantees and acceptances)				
Borrowers	Outstanding Balance	Present Value Discounts	Allowances	Net Book Value	Securities Held
Hynix Semiconductor Inc	₩ 174,364	₩ -	₩ 33,129	₩ 141,235	₩ 936
Kohap Corp	327,099	16,836	206,079	104,184	1,956
SsangYong Motor Co., Ltd	129,326	-	74,236	55,090	316
Tongkook Corp	51,807	551	17,557	33,699	-
Hyundai Eng and Cons Co., Ltd	29,247	-	5,557	23,690	157,133
Midopa	33,947	4,416	5,906	23,625	-
Kyongnam Leasing Co., Ltd	44,671	1,744	21,035	21,892	-
Saehan Corp	28,247	624	13,811	13,812	7,917
Daewoo Motor Co., Ltd	57,868	-	52,014	5,854	-
Jinro Ltd	28,875	-	24,735	4,140	-
Daewoo Electronics Co., Ltd	110,093	3,536	104,821	1,736	18,698
Other	1,555,591	31,397	341,954	1,182,240	227,853
	₩ 2,571,135	₩ 59,104	₩ 900,834	₩ 1,611,197	₩ 414,809

18. Capital Stock

As of December 31, 2001, the Bank has 1,000,000,000 common shares (par value : ₩5,000) authorized and 299,697,462 shares issued. ING Insurance International B.V., Goldman Sachs Capital Koryo, L.P., and the Korean government own 4.0%, 6.82%, and 9.64%, respectively, of the total issued shares. Among the issued shares, 22,733,276 common shares equivalent to 7.59% of the Bank are listed on the New York Stock Exchange as American Depository Shares ("ADS") and are managed by Bank of New York, a trustee of the Bank. Under the General Banking Act, if one single entity, other than the government or a foreign investor, owns more than 4% of total outstanding voting shares, the entity's voting rights are limited to those of 4% shareholders.

As a result of the business consolidation with H&CB, shareholders of the Bank and H&CB, who are listed on the Register of Shareholders at October 31, 2001, received 179,775,233 new shares and 119,922,229 new shares of the Bank, respectively, at the exchange ratio of 1 new common share of the Bank for 1.688346 old shares of the Bank and 1 share of H&CB.

The non-participating and non-cumulative preferred stocks were issued on December 28, 1998 exclusively to Korea Deposit Insurance Corporation ("KDIC") (dividend rate : 1%). During January 2000 and 2001, the Bank repurchased 8,000,000 shares each of the preferred stocks, and these purchased shares were recorded as treasury stocks. 8,000,000 shares, equivalent to the preferred shares purchased during January 2001, have been retired on April 23, 2001. Remaining 8,000,000 shares of the preferred stocks and 24,000,000 shares resulting from the exercise of claims for stock purchase on October 25, 2001 have been retired at the date of business combination with H&CB. As a result of those retirements, there is no preferred stock in the Bank's capital as of December 31, 2001. (See Note 22)

The bank is authorized to issue to non-shareholders convertible bonds and bonds with stock purchase warrants up to total par value amounts of ₩2,500 billion and ₩500 billion, respectively. At December 31, 2001, the Bank's subordinated foreign currency convertible bonds outstanding are ₩265,220 million (equivalent of USD 200 million, 10,581,747 shares at December 31, 2001) issued to Goldman Sachs Capital Koryo, L.P during 1999 (See Note 14).

International Financing Corporation converted USD 25 million floating rate subordinated convertible bonds into 3,973,020 common shares at ₩8,822 per share on February 9, 2001 and July 18, 2001. The Bank recorded ₩15,069 million in capital surplus for excess conversion price over par value of ₩15,185 million less ₩116 million of stock issuance costs (See Note 14 and 19).

19. Capital Surplus

Capital surplus as of December 31, 2001 and 2000 comprises the following (in millions of Won):

		2001		2000
Paid-in capital in excess of par value	₩	5,107,251	₩	1,024,327
Gain on business combination		397,669		397,669
Revaluation increment		177,229		177,229
Other		1,815		1,365
	₩	5,683,964	₩	1,600,590

The movements in capital surplus for the year ended December 31, 2001 are as follows (in millions of Won):

		Beginning Balance		Increase		Decrease		Ending Balance
Paid-in capital in excess of par value	₩	1,024,327	₩	4,082,924	₩	-	₩	5,107,251
Gain on business combination		397,669		-		-		397,669
Revaluation increment		177,229		-		-		177,229
Other		1,365		450		-		1,815
	₩	1,600,590	₩	4,083,374	₩	-	₩	5,683,964

The increases in paid-in capital in excess of par value are due to the conversion of convertible bonds and the new common stock issuance of the Bank in the course of business combination with H&CB during the current period (See Note 18). Gain on business combination is the net asset over the purchase cost resulting from the merger with Korea Long Term Credit Bank on December 31, 1998. Other capital surplus is due to the gain on the sales of treasury stocks.

20. Employee Stock Options

The Bank, under the approval of Board of Directors, granted stock options to its executives on March 18, 2000, March 15, 2001, and November 16, 2001. In addition, the stock options of H&CB, which were granted on October 31, 1998, February 27, 1999, February 28, 2000, and March 24, 2001, were transferred to the Bank as a result of the business combination with H&CB. The details of the stock options in effect as of December 31, 2001 are as follows:

			Stock options transferred from H&CB				
Grant date	(*2)March 18, 2000	(*2)March 15, 2001	Oct. 31, 1998	Feb. 27, 1999	Feb. 28, 2000	March 24, 2001	(*3)Nov. 16, 2001
Shares granted	222,094	214,975	400,000	280,000	267,000	111,000	650,000
Shares expired to date	109,565	-	-	59,892	34,101	-	-
Shared exercised	-	-	10,000	-	-	-	-
Shares outstanding	112,529	214,975	390,000	220,108	232,899	111,000	650,000
Exercise method	The Bank's choice of issuance or net settlement						
Exercise price	₩ 23,469	₩ 28,027	₩ 5,000	₩ 13,900	₩ 27,600	₩ 25,100	₩ (*1)42,700
Exercise period	March 19, 2003 ~ March 18, 2005	March 16, 2004 ~ March 15, 2009	Nov. 1, 2001 ~ Oct. 31, 2004	Feb.28, 2002 ~ Feb. 27, 2005	March 1, 2003 ~ Feb. 28, 2006	March 25, 2004 ~ March 24, 2007	Nov.17, 2004 ~ Nov. 16, 2009

(*1) Exercise price is tentatively used in the above table and will be determined in the board of directors' resolution.

(*2) Stock options granted to the Bank, shares expired to date before the business combination, and shares granted at December 31, 2001 are adjusted based on a predetermined stock exchange ratio in the business combination with H&CB.

(*3) The number of shares granted on November 16, 2001 does not include 200,000 shares, which will be additionally granted if three month-weighted average stock price of the Bank right before exercise is higher than that of any other listed bank.

The Bank calculated the compensation costs using the fair value method and the details are as follows:

			Stock options transferred from H&CB				
Grant date	March 18, 2000	March 15, 2001	(*1)Oct. 31, 1998	Feb. 27, 1999	Feb. 28, 2000	March 24, 2001	Nov. 16, 2001
Market price on grant date	₩ 21,442	₩ 25,156	-	₩ 33,750	₩ 33,750	₩ 33,750	₩ 45,800
Risk-free interest rate	9.325%	6.06%	-	4.743%	4.743%	4.743%	4.9096%
Expected exercise period	4 years	5.5 years	-	3 years	3 years	3 years	3 years
Expected share price volatility	71.143%	70.301%	-	73.295%	73.295%	73.295%	58.902%
Expected dividend rate	2.25%	2.47%	-	1.926%	1.926%	1.926%	1.42%
Compensation cost per share	₩ 12,638	₩ 15,987	₩ 44,800	₩ 19,850	₩ 13,320	₩ 17,117	₩ 20,086
Total compensation cost(*2)	₩ 1,422	₩ 3,437	₩ 17,911	₩ 4,369	₩ 3,102	₩ 1,900	₩ 13,056
Recognized compensation cost(*2)	₩ 830	₩ 859	₩ 17,911	₩ 4,126	₩ 1,896	₩ 475	₩ 363
Exercised compensation(*2)	-	-	₩ 439	-	-	-	-

(*1) The compensation cost of shares granted on October 31, 1998 is to be determined annually by multiplying the difference between exercise price and market value at balance sheet date by number of shares granted.

(*2) in millions of Won

The compensation costs to be recognized in the future are as follows (in millions of Won):

			Stock options transferred from H&CB					
	March 18, 2000	March 15, 2001	Oct. 31, 1998	Feb. 27, 1999	Feb. 28, 2000	March 24, 2001	Nov. 16, 2001	Total
Within 1year	₩ 474	₩ 1,146		₩ 243	₩ 1,034	₩ 633	₩ 4,352	₩ 7,882
Within 2 years	118	1,146	(*)	-	172	633	4,352	6,421
Within 3 years	-	286		-	-	159	3,989	4,434
	₩ 592	₩ 2,578		₩ 243	₩ 1,206	₩ 1,425	₩ 12,693	₩ 18,737

(*) The compensation cost of shares granted on October 31, 1998 is to be determined annually by multiplying the difference between exercise price and market value at balance sheet date by number of shares granted.

21. Retained Earnings

Retained earnings as of December 31, 2001 and 2000 comprise the following (in millions of Won):

		2001		2000
Legal reserve	₩	413,740	₩	339,640
Reserve for business rationalization		40,760		39,760
Special reserves		960,700		480,700
Other reserves		7,158		14,908
Unappropriated retained earnings		5,117		37
	₩	1,427,475	₩	875,045

The General Banking Act requires the Bank to appropriate as a legal reserve a minimum of 10% of annual net income until the legal reserve equals paid in capital. This reserve is not available for payment of cash dividends but may be transferred to capital stock by an appropriate resolution by the Bank's board of directors or used to reduce accumulated deficit, if any, by appropriate resolution of the Bank's stockholders.

Pursuant to the Tax Exemption and Reduction Control Law, the Bank is required to appropriate, as a reserve for business rationalization, amounts equal to tax reductions arising from tax exemptions and tax credits. This reserve is not available for payment of cash dividends, but may be transferred to capital stock or used to reduce accumulated deficits, if any.

At December 31, 2001 and 2000, other reserves comprise the following (in millions of Won):

		2001		2000
Reserves for overseas investment losses	₩	5,417	₩	13,900
Other reserves		1,741		1,008
	₩	7,158	₩	14,908

Pursuant to the Tax Exemption and Reduction Control Law, the Bank appropriates reserves for overseas investment losses. Other reserves are those appropriated for the operations of overseas branches and includes current period's foreign exchange rate effects of ₩84 million.

The decrease in the beginning retained earnings for the year ended December 31, 2001 is due to ₩63,936 million due to converting loans in Kookmin Leasing Co., Ltd. to equity investments (See Note 34) and ₩4,248 million resulting from applying equity method to investments in associates.

The Bank's income available for dividends is computed as follows (in millions of Won):

		2001		2000
Income before dispositions	₩	672,418	₩	680,099
Transferred from voluntary reserves		8,483		10,800
Appropriations to legal reserve		(75,917)		(76,853)
Income available for dividends	₩	604,984	₩	614,046

Cash dividends and stock dividends on the statement of appropriations of retained earnings for the years ended December 31, 2001 and 2000 are calculated as follows:

	For the year ended December 31, 2001		
Cash dividends on common stocks			
Share eligible to receive dividends	299,665,914 shares (par value of ₩5,000 per share)		
Dividend rate at par value	2% (₩100 per share)		
Dividends payable	299,665,914 shares x ₩100 =	₩	29,966,591,400
Stock dividends on common stocks			
Share eligible to receive dividends	299,665,914 shares (par value of ₩5,000 per share)		
Dividend rate at par value	6% (₩300 per share)		
Dividends payable	299,665,914 shares x ₩300 =		89,899,774,200
		₩	119,866,365,600

For the year ended December 31, 2000			
Cash dividends on common stocks			
Share eligible to receive dividends	298,818,712 shares (par value of ₩5,000 per share)		
Dividend rate at par value	10% (₩500 per share)		
Dividends payable	298,818,712 shares x ₩500 =	₩	149,409,356,000
Cash dividends on preferred stocks			
Share eligible to receive dividends	32,000,000 shares (par value of ₩5,000 per share)		
Dividend rate at par value	1% (₩50 per share)		
Dividends payable	32,000,000 shares x ₩50 =		1,600,000,000
		₩	151,009,356,000

Dividend payout ratios and dividend yield ratios for the years ended December 31, 2001 and 2000 are calculated as follows:

	2001		2000	
Dividend payout ratio (*1)	Common stock :	16.19%	Common stock :	20.76%
	Preferred stock	-	Preferred stock :	0.22%
	Total :	16.19%	Total :	20.98%
Dividend yield ratio (*2)		0.80%		3.36%

(*1) Dividends payable / Net income

(*2) Dividends per share / Closing stock price per share at balance sheet date

22. Capital Adjustments

As of December 31, 2001 and 2000, capital adjustments comprise the following (in millions of Won):

		2001		2000
Treasury stocks	₩	(1,363)	₩	(41,036)
Unissued stock dividends		89,900		-
Unrealized gain on investment securities		189,058		123,341
Employee stock options (See Note 20)		26,021		514
	₩	303,616	₩	82,819

The movements in capital adjustments for year ended December 31, 2001 are as follows (in millions of Won):

		Beginning Balance		Increase		Decrease		Ending Balance
Treasury stocks								
Purchase of preferred stocks	₩	(40,000)	₩	(40,000)	₩	(80,000)	₩	-
Acquisition due to the exercise of claims for stock purchase		-		(120,889)		(120,889)		-
Purchase of odd lots/Exercise of stock options		-		(1,795)		(432)		(1,363)
Other		(1,036)		-		(1,036)		-
		(41,036)		(162,684)		(202,357)		(1,363)
Unissued stock dividends		-		89,900		-		89,900
Unrealized gain/loss on investment securities		123,341		106,726		41,009		189,058
Employee stock options (See Note 20)		514		25,946		439		26,021
	₩	82,819	₩	59,888	₩	(160,909)	₩	303,616

The increases in employee stock options are due to ₩17,477 million of the stock options transferred from H&CB and ₩8,469 million of compensation cost recognized during current period. The stock options of ₩439 million were exercised resulting in decrease in employee stock options (See Note 20).

23. Other Non-interest Income (Expenses)

Other non-interest income (expenses) for the years ended December 31, 2001 and 2000 comprise the following (in millions of Won):

		2001		2000
Other non-interest income:				
- Realized gain on trading securities	₩	156,605	₩	119,942
- Unrealized gain on trading securities		-		24,112
- Gain on trust management		231,686		253,934
- Reversal of allowance for losses on acceptances and guarantees		8,790		-
	₩	397,081	₩	397,988
Other non-interest expenses:				
- Realized loss on trading securities	₩	121,881	₩	150,039
- Unrealized loss on trading securities		4,140		324
- Contributions to special funds		87,626		67,164
- Bad debt expenses		992,249		640,980
- Loss on trust management		31,479		158,325
- Other		61,900		40,969
	₩	1,299,275	₩	1,057,801

24. General and Administrative Expenses

General and administrative expenses for the years ended December 31, 2001 and 2000 comprise the following (in millions of Won):

		2001		2000
Salaries and wages	₩	541,869	₩	388,032
Retirement benefits (Note 15)		112,366		96,777
Other employee benefits		360,549		193,898
Rent		21,409		18,350
Depreciation		103,334		86,596
Amortization		13,537		354
Taxes and dues		65,693		53,201
Advertising		36,469		24,273
Ordinary R&D		38,412		23,037
Fees and commissions		47,536		30,395
Other		117,370		96,061
	₩	1,458,544	₩	1,010,974

25. Non-Operating Income (Expenses)

Non-operating income (expenses) for the years ended December 31, 2001 and 2000 comprise the following (in millions of Won):

	2001	2000
Non-operating income:		
- Gain on disposal of fixed assets	₩ 940	₩ 974
- Rent income	2,463	1,832
- Gain on investment in associates (Note 5)	351,226	219,146
- Realized gain on investment securities	111,036	106,703
- Unrealized gain on investment in funds (Note 5)	85,519	48,239
- Gain on sale of troubled loans	1,317	682
- Other	66,503	65,304
	619,004	442,880
Non-operating expenses:		
- Loss on disposal of fixed assets	4,314	4,750
- Realized loss on investment securities	38,105	22,124
- Impairment loss on equity investment securities	6,144	40,133
- Impairment loss on debt investment securities	88,973	59,522
- Loss on sale of troubled loans	119,338	30,376
- Retirement benefits	38,925	28,102
- Other	76,500	112,104
	372,299	297,111
	₩ 246,705	₩ 145,769

26. Income Tax Expenses

Income tax expenses for the years ended December 31, 2001 and 2000 comprises the following (in millions of Won):

	2001	2000
Income taxes payable	₩ 225,162	₩ 571,625
Deferred income taxes from temporary differences	97,109	(259,335)
Retained earning adjustments	29,415	7,406
Income tax expenses	₩ 351,686	₩ 319,696
Deferred income tax asset (liability) at December 31	₩ 119,444	₩ 190,303
Deferred tax transferred from H&CB	26,250	-
Deferred income tax asset (liability) at January 1	190,303	(69,032)
Deferred income taxes from temporary differences	₩ (97,109)	₩ 259,335

Adjustments of net income before income tax expenses to taxable income for the years ended December 31, 2001 and 2000 comprise the following (in millions of Won):

	2001	2000
Adjustments to increase taxable income		
Permanent differences due to:		
- Additional income taxes	₩ 2,069	₩ 2,940
- Amortization of goodwill	13,058	-
- Interests recognized	3,250	2,291
- Interest paid	2,421	1,818
- Entertainment	6,932	3,000
- Bad debt expense due to TDR	5,463	-
- Taxes and dues	1,494	-
- Other	611	250
	35,298	10,299
Temporary differences (See below)	2,394,597	1,801,796
	₩ 2,429,895	₩ 1,812,095
Adjustments to decrease taxable income		
Permanent differences due to:		
- Dividend income	₩ 27,153	₩ 8,319
- Refunded income taxes	22,478	1,469
- Subsidy for trust accounts	-	33,206
- Other	2,482	24,587
	52,113	67,581
Temporary differences (See below)	2,695,523	983,846
	₩ 2,747,636	₩ 1,051,427

The significant changes in accumulated temporary differences and deferred tax assets(liabilities) for the year ended December 31, 2001 comprise the following (in millions of Won):

	Beginning Balance	Transferred from H&CB	Increase	Decrease	Ending Balance	Deferred tax Assets (Liab.)
Allowance for loan losses	₩ 502,649	₩ 188,998	₩ 1,116,414	₩ 1,136,344	₩ 671,717	₩ 199,500
Accrued interest	(542,107)	(72,020)	(478,123)	(614,127)	(478,123)	(142,003)
Unrealized loss on securities	58,241	(20,973)	(337,488)	(302,095)	1,875	557
Unrealized loss on derivatives	316,762	(51,365)	51,513	284,899	32,011	9,507
Present value discounts	204,275	15,284	23,623	155,210	87,972	26,128
Allowance for losses on acceptances and guarantees	37,330	14,943	-	8,450	43,823	13,016
Retirement benefits	26,593	-	230,161	254,969	1,785	530
Overseas investment losses	(13,950)	(1,360)	(67)	(8,713)	(6,664)	(1,979)
Depreciation	10,949	-	-	10,949	-	-
Stock option compensation cost	514	-	25,946	439	26,021	7,728
Other	16,611	11,719	22,005	28,585	21,750	6,460
	₩ 617,867	₩ 85,226	₩ 653,984	₩ 954,910	₩ 402,167	₩ 119,444

Deferred income tax adjusted by temporary differences in retained earnings for the years ended December 31, 2001, and 2000 follows (in millions of Won):

	2001		2000	
	Temporary Difference	Income Tax effect	Temporary Difference	Income Tax effect
Loans converted to equity securities	₩ 90,948	₩ 27,012	₩ -	₩ -
Unrealized G/L on investment in associates	8,093	2,403	2,423	746
Unrealized G/L on derivatives	-	-	21,625	6,660
	₩ 99,041	₩ 29,415	₩ 24,048	₩ 7,406

The statuary income tax rate applicable to the Bank, including resident tax surcharges, is approximately 30.8%. However, the effective tax rates are 32.20% and 30.76% for the years ended December 31, 2001, and 2000, respectively.

Income tax expenses and effective tax rates for the years ended December 31, 2001, and 2000 comprise the following (in millions of Won):

	2001	2000
Income tax expenses	₩ 351,686	₩ 319,696
Net income before income tax expenses	1,092,251	1,039,396
Effective tax rate	32.20%	30.76%

27. Earnings Per Share

Earnings per share ("EPS") for the years ended December 31, 2001 and 2000 are calculated as follows (in millions of Won):

	2001	2000 (*)
Net income after income taxes	₩ 740,565	₩ 719,700
Dividend on preferred stock (1%)	-	(1,600)
	740,565	718,100
Weighted average number of common shares outstanding	199,825,909	177,418,521
Earnings per share (in Won)	₩ 3,706	₩ 4,047

Diluted EPS for the years ended December 31, 2001 and 2000 are calculated as follows (in millions of Won):

	2001	2000 (*)
Net income after income taxes	₩ 740,565	₩ 719,700
Interest expenses on convertible bonds	5,396	6,458
	745,961	726,158
Weighted average number of common shares outstanding	210,407,656	209,643,539
Diluted earnings per share (in Won)	₩ 3,545	₩ 3,464

(*) EPS and diluted EPS in 2000 are adjusted by the effect of business combination with H&CB.

Weighted average number of common shares outstanding before and after dilution as of December 31, 2001 are calculated as follows:

	Number of Shares	Days Outstanding	Weighted Average Number of Shares
- Weighted average common stock	179,812,925	365	179,812,925
- Treasury common stock ? beginning balance	(41,201)	89	(10,046)
- Treasury common stock	(23,209)	8	(509)
- Treasury common stock	(13,304)	169	(6,160)
- Treasury common stock? exercise of claims for stock purchase	(37,692)	68	(7,022)
- Capital increase with consideration due to the business combination	119,922,229	61	20,041,797
- Treasury common stock ? purchase of odd lots	(41,548)	37	(4,212)
- Treasury common stock ? exercise of employee stock options	(31,548)	10	(864)
Weighted average before dilution (①)			199,825,909
- Convertible bonds issued to Goldman Sachs	10,581,747	365	10,581,747
Diluting shares (②)			10,581,747
Diluted weighted average number (①+②)			210,407,656

The increase in common shares resulting from converting bonds is computed assuming the conversion had taken place as of the beginning of the period. The employee stock options have no dilution effect and are thus not considered in the above calculation.

The interest expenses on convertible bonds used in the calculation of the diluted EPS are net of 30.8% of tax effects. The number of common shares assumed to be converted from convertible bonds is calculated by dividing the total convertible bond amounts by conversion price per share.

28. Assets and Liabilities Denominated in Foreign Currencies

Significant assets and liabilities denominated in foreign currencies as of December 31, 2001 comprise the following:

	Total Balances		Major Denomination Currencies (*)		
	Millions of Won	Thousands of US Dollars	Thousands of US Dollars	Thousands of EC Euro	Thousands of Japanese Yen
Assets					
Cash	₩ 147,313	USD 111,087	USD 53,027	EC 3,860	¥ 5,446,819
Due from banks	175,693	132,489	73,007	10,740	1,331,531
Trading securities	58,094	43,808	43,808	-	-
Investment securities	1,234,178	930,683	845,797	-	4,488,508
Loans	4,174,237	3,147,754	2,269,542	10,031	1,060,052
Bills bought	1,006,095	758,687	683,952	37,184	1,760,146
Advances for customers	96,118	72,482	69,562	-	-
Call loans	261,113	196,903	181,784	-	150,000
Liabilities					
Deposits	1,102,626	831,480	629,912	7,547	3,522,804
Borrowings	2,595,997	1,957,618	1,526,663	30,000	7,815,000
Due to BOK	126,501	95,393	95,393	-	-
Call money	292,185	220,334	78,800	-	-
Debentures	1,376,429	1,037,953	983,840	-	-
Unsettled foreign payables	9,407	7,094	5,418	292	88,758

(*) Foreign currencies other than US dollars are converted into US dollar amounts using the exchange rates provided by Korea Financial Telecommunications & Clearing Institute at the balance sheet date.

29. Related Party Transactions

Significant transactions with related parties for the year ended December 31, 2001 and 2000 are as follows (in millions of Won):

Account	Beginning Balance	Increase	Decrease	Ending Balance	Transactions Relating P/L
Kookmin Credit Card Co., Ltd.					
Loans	₩ 355,157	₩ 100,000	₩ 332,631	₩ 122,526	₩ 25,528
Other assets	1,817	90	-	1,907	90
Deposits	6,967	-	2,280	4,687	(60)
Borrowings	-	-	-	-	(7)
Other liabilities	4,013	14,321	-	18,334	106
Commissions income	-	-	-	-	142,626
Commissions expenses	-	-	-	-	(318)
Non- operating income	-	-	-	-	327
Kookmin Leasing Co., Ltd.					
Loans	142,468	-	142,468	-	1,449
Investment securities	-	761	-	761	57
Deposits	131,538	-	55,626	75,912	(4,555)
Kookmin Venture Capital Co., Ltd.					
Loans	121,134	-	25,134	96,000	10,838
Deposits	12,692	-	2,651	10,041	(500)
Acceptances and guarantees	5,548	-	5,548	-	12
Kookmin Data System Co., Ltd.					
Deposits	-	3,676	-	3,676	(55)
Fixed assets	-	5,356	-	5,356	(7,690)
Other liabilities	-	879	-	879	101
Kookmin Futures Co., Ltd.					
Due from banks	-	2,092	-	2,092	114
Other liabilities	-	620	-	620	71
Deposits	-	10,646	-	10,646	(618)
Commissions paid	-	-	-	-	(836)
KB Investment Trust Mgt. Co., Ltd.					
Deposits	16,677	-	1,973	14,704	(1,046)
Kookmin Investment Co., Ltd. (Frontier investment Corp.)					
Deposits	-	19,770	-	19,770	(1,260)
Kookmin Bank Luxembourg S.A.					
Due from banks	-	9,903	-	9,903	-
Loans	189,585	179,688	150,466	218,807	6,403
Borrowings	-	-	-	-	(81)
Other liabilities	-	155	-	155	(155)
Kookmin Bank International (London) Ltd.					
Due from banks	-	1,856	-	1,856	-
Loans	113,194	33,717	-	146,911	4,960
Borrowings	-	7,670	-	7,670	(8)
Other liabilities	-	76	-	76	(76)
Kookmin Finance Asia Ltd. (HK)					
Due from banks	₩ -	₩ 3,766	₩ -	₩ 3,766	₩ -
Loans	64,620	-	64,620	-	3,787
Borrowings	12,611	16,311	12,611	16,311	(742)

Account	Beginning Balance	Increase	Decrease	Ending Balance	Transactions Relating P/L
Kookmin Finance H.K. Ltd.					
Due from banks	-	2,030	-	2,030	-
Loans	-	182,052	-	182,052	597
Finance debentures	-	6,463	-	6,463	(48)
Kookmin Bank Leasing & Finance (HK) Ltd.					
Loans	51,333	-	33,893	17,440	940
Jooeun Leasing Co., Ltd.					
Loans	-	163,295	-	163,295	1,881
(Present value discounts)	-	(1,212)	-	(1,212)	144
Other assets	-	3,232	-	3,232	507
Deposits	-	1,304	-	1,304	(2)
Other liabilities	-	100	-	100	-
Acceptances and guarantees	-	1,396	-	1,396	-
Jooeun Investment Trust Mgt. Co., Ltd.					
Deposits	-	25,326	-	25,326	(248)
Jooeun Real Estate Trust Co., Ltd.					
Loans	-	40,000	-	40,000	617
Deposits	-	241	-	241	(1)
Other liabilities	-	1,797	-	1,797	-
Acceptances and guarantees	-	53	-	53	-
Jooeun Industrial Co., Ltd.					
Loans	-	228,317	-	228,317	5,473
Deposits	-	2,904	-	2,904	(14)
Other liabilities	-	1,081	-	1,081	-
Acceptances and guarantees	-	60	-	60	-
Jooeun Credit Information Co., Ltd.					
Deposits	-	7,838	-	7,838	(58)
Other liabilities	-	3,150	-	3,150	(2,973)
Commissions expenses	-	-	-	-	(1,453)
	₩ 1,229,354	₩ 1,080,780	₩ 829,901	₩ 1,480,233	₩ 183,830

30. Transactions with Financial Institutions

The assets and liabilities related to transactions with financial institutions for the year ended December 31, 2001 are as follows (in millions of Won):

Asset/Liability		The Bank of Korea	Other Banks	Other Financial Institutions	Total
Cash and due from banks	Due from banks in Won	₩ 3,450,528	₩ 201,501	₩ 1,003,744	₩ 4,655,773
	Due from banks in foreign currencies	33,795	118,464	23,434	175,693
		3,484,323	319,965	1,027,178	4,831,466
Loans	Loans in Won	-	36,111	795,443	831,554
	Loans in foreign currency	-	1,585,617	272,965	1,858,582
	Bills in bought in Won	-	-	2,945	2,945
	Securities purchased under resale agreements	500,000	100,000	40,000	640,000
	Call loans	-	1,676,431	-	1,676,431
	Other	-	-	89,487	89,487
		500,000	3,398,159	1,200,840	5,098,999
Deposits	Deposits in Won	-	6,029	1,331,248	1,337,277
	Deposits in foreign currencies	-	-	579	579
		-	6,029	1,331,827	1,337,856
Borrowings	Borrowings in Won	1,270,163	398,637	709,831	2,378,631
	Borrowings in foreign currencies	-	2,447,816	148,181	2,595,997
	Other	126,501	613,194	1,533,192	2,272,887
		1,396,664	3,459,647	2,391,204	7,247,515
Debentures	Debentures in Won	-	881,800	3,309,000	4,190,800
	Debentures in foreign currencies	-	1,199,607	176,822	1,376,429
		-	2,081,407	3,485,822	5,567,229

31. Assets and Liabilities Bearing Interest

Assets and liabilities bearing interest income and interest expenses for the year ended December 31, 2001 are as follows (in millions of Won):

Assets bearing interest income

Account	Average Balance	Interest Income	Interest Rate
Cash and due from banks	₩ 2,868,650	₩ 78,983	2.75%
Trading securities	3,464,549	172,045	4.97%
Investment securities	21,476,225	1,429,652	6.66%
Loans	64,031,794	5,512,882	8.61%
	₩ 91,841,218	₩ 7,193,562	

Liabilities bearing interest expenses

Account	Average Balance	Interest Expenses	Interest Rate
Deposits	₩ 68,702,474	₩ 3,613,398	5.26%
Borrowings	9,710,673	513,876	5.29%
Debentures	6,495,685	531,244	8.18%
	₩ 84,908,832	₩ 4,658,518	

32. Operations of the Trust Accounts

Assets and liabilities of the trust accounts as of December 31, 2001 are classified as principal or dividends guarantee trusts, partial guarantee trusts, performance trusts, and property trusts as follows (in millions of Won):

	Principle or Dividend Guarantee	Performance	Property	Total
Securities	₩ 5,601,949	₩ 12,960,622	₩ 10,000	₩ 18,572,571
Loans	268,013	849,804	-	1,117,817
Money trust	-	-	12,549,910	12,549,910
Due from banking accounts	201,349	574,897	10,312	786,558
Present value discounts	(11,496)	(3,053)	-	(14,549)
Provision for loan losses	(240,684)	(133,893)	-	(374,577)
Other assets	162,474	418,296	20,088	600,858
Total assets	₩ 5,981,605	₩ 14,666,673	₩ 12,590,310	₩ 33,238,588
Trusts	₩ 5,510,730	₩ 14,228,979	₩ 12,559,923	₩ 32,299,632
Reserves for future losses	27,055	8,695	-	35,750
Other liabilities	443,820	428,999	30,387	903,206
Total liabilities	₩ 5,981,605	₩ 14,666,673	₩ 12,590,310	₩ 33,238,588

The Bank is liable to the following portion of the difference between book value and fair value in principal guarantee trusts or dividends guarantee trusts (in millions of Won):

	Book Value	Fair Value	Liable Amount
Principal guarantee trusts	₩ 5,707,730	₩ 5,699,622	₩ (8,108)
Principal and dividends guarantee trusts	273,875	273,875	-
	₩ 5,981,605	₩ 5,973,497	₩ (8,108)

The results of operation of the trust accounts, from the Bank's management accounting point of view, for the year ended December 31, 2001 are as follows (in millions of Won):

Trust Account Related Income		Trust Account Related Expenses	
Fees on money trusts	₩ 220,642	Compensation to trust accounts	₩ 31,479
Early withdrawal penalties	2,705	Interest expense on borrowings from trust accounts	19,534
Interest revenue on loans to trust accounts	16,529		
	₩ 239,876		₩ 51,013

33. Business Combination with H&CB

The Bank entered into a business combination contract ("the Contract") with H&CB on April 23, 2001 and obtained approval from the shareholders for such combination on September 29, 2001. In accordance with the Contract, the Bank completed the legal consolidation with H&CB as of October 31, 2001. The major terms of the Contract are as follows:

The Contract

According to the Contract, the shareholders of the Bank and H&CB received 1 new common share of the Bank for 1.688346 old shares of the Bank and 1 share of H&CB, respectively. The new common shares of the Bank were listed on the Korea Stock Exchange on November 9, 2001. Although the business combination took the legal form of consolidation, the Bank purchased H&CB's total assets and liabilities by applying purchase accounting. Therefore, the Bank's income statement for the year ended December 31, 2001 consists of income statement from January 1, 2001 to October 31, 2001 until the business combination and income statement during 2 months after the business combination.

A total of 24,063,637 shares, including 24,000,000 shares of preferred stock, voted against the business combination. After taking consideration of the claims for stock purchase, the former shareholders of the Bank and H&CB own 60.0% and 40.0% of the Bank, respectively.

The Bank's registration statement was declared effective by the Securities and Exchange Commission of the United States of America on September 10, 2001. Also, Global Depository Share ("GDS") of the Bank and American Depository Shares ("ADS") of H&CB were converted to new shares of the Bank and were listed on New York Stock Exchange as ADS on November 1, 2001.

H&CB Summary
H&CB was founded in 1967 under Korea Housing and Commercial Bank Act. H&CB was engaged in the banking business according to the provisions of the General Banking Act and operated through 552 domestic branches and 3 overseas networks as of December 31, 2000.

H&CB's shares were listed on the Korean Stock Exchange and resulting from several additional share issuances, H&CB's capital as of December 31, 2000 was ₩841,813 million. As a result of additional share issuances since 1996 and issuance of overseas depository receipts, the Korean government and foreign investors in aggregate held 14.50% and 66.44%, respectively, of common shares outstanding. Also, as of October 3, 2000, H&CB has its ADS of common shares listed on New York Stock Exchange with the approval of the United States' Securities and Exchange Commission and New York Stock Exchange.

The Financials of the Bank and H&CB
The condensed financial statements of the Bank and H&CB as of December 31, 2000 are as follows (in millions of Won):

Banking Accounts

Balance Sheets	The Bank	H&CB	Total
- Cash and Due from Banks	₩ 6,355,464	₩ 2,058,245	₩ 8,413,709
- Trading Securities	2,457,754	2,429,285	4,887,039
- Investment Securities	16,893,551	8,111,956	25,005,507
- Loans	50,570,411	45,030,068	95,600,479
- Fixed Assets	1,272,126	886,136	2,158,262
- Other Assets	3,972,267	1,920,920	5,893,187
Total Assets	₩ 81,521,573	₩ 60,436,610	₩141,958,183
- Deposits	₩ 56,522,145	₩ 46,890,329	₩103,412,474
- Borrowings	7,066,273	3,130,509	10,196,782
- Debentures	6,674,942	3,194,239	9,869,181
- Other Liabilities	7,001,692	4,678,145	11,679,837
Total Liabilities	77,265,052	57,893,222	135,158,274
- Capital	1,698,067	841,813	2,539,880
- Capital Surplus	1,600,590	777,397	2,377,987
- Retained Earnings	875,045	983,022	1,858,067
- Capital Adjustments	82,819	(58,844)	23,975
Total Shareholders' Equity	4,256,521	2,543,388	6,799,909
Total Liabilities and Shareholders' Equity	₩ 81,521,573	₩ 60,436,610	₩141,958,183

Income Statements	The Bank	H&CB	Total
Operating Income	₩ 8,851,893	₩ 6,000,607	₩ 14,852,500
Operating Expenses	(7,958,266)	(5,251,890)	(13,210,156)
Net Operating Income	893,627	748,717	1,642,344
Non-operating Income	442,880	195,053	637,933
Non-operating Expenses	(297,111)	(190,851)	(487,962)
Ordinary Income	1,039,396	752,919	1,792,315
Income Taxes	(319,696)	(229,090)	(548,786)
Net Income	₩ 719,700	₩ 523,829	₩ 1,243,529

Trust Accounts

Balance Sheets		The Bank		H&CB		Total
- Securities	₩	12,766,527	₩	4,368,771	₩	17,135,298
- Loans		1,190,574		1,980,183		3,170,757
- Money Receivables		855,984		-		855,984
- Due from Banking Accounts		744,931		348,938		1,093,869
- Allowances for Loan losses		(356,428)		(232,243)		(588,671)
- Other Assets		560,828		128,957		689,785
Total Assets	₩	15,762,416	₩	6,594,606	₩	22,357,022
- Trusts	₩	15,074,166	₩	6,151,076	₩	21,225,242
- Present Value Discount		33,344		47,381		80,725
- Special Allowance Revenue		13,406		8,024		21,430
- Other Liabilities		641,500		388,125		1,029,625
Total Liabilities	₩	15,762,416	₩	6,594,606	₩	22,357,022

Income Statements		The Bank		H&CB		Total
Interest on Securities	₩	1,411,532	₩	452,526	₩	1,864,058
Interest on Loans		180,936		267,226		448,162
Revenues on Securities		200,474		54,025		254,499
Interests on Due from Banking Accounts		13,629		13,052		26,681
Other Income		249,156		114,191		363,347
Total Operating Income	₩	2,055,727	₩	901,020	₩	2,956,747
Gain in Trust	₩	1,321,349	₩	618,620	₩	1,939,969
Expenses on Securities		258,598		133,740		392,338
Trust Commissions		244,457		55,768		300,225
Provisions for Loan Losses		180,300		43,992		224,292
Other Expenses		51,023		48,900		99,923
Total Operating Expenses	₩	2,055,727	₩	901,020	₩	2,956,747

The condensed financial statements of the Bank and H&CB as of October 31, 2001 are as follows (in millions of Won):

Banking Accounts

Balance Sheets		The Bank		H&CB		Total
- Cash and Due from Banks	₩	3,220,978	₩	2,055,741	₩	5,276,719
- Trading Securities		2,337,894		4,213,174		6,551,068
- Investment Securities		21,546,077		8,213,703		29,759,780
- Loans		54,640,496		50,158,579		104,799,075
- Fixed Assets		1,273,170		888,180		2,161,350
- Other Assets		3,917,038		2,170,905		6,087,943
Total Assets	₩	86,935,653	₩	67,700,282	₩	154,635,935
- Deposits	₩	62,011,656	₩	50,966,993	₩	112,978,649
- Borrowings		10,322,695		3,461,618		13,784,313
- Debentures		4,191,063		5,090,168		9,281,231
- Other Liabilities		5,679,274		4,862,406		10,541,680
Total Liabilities		82,204,688		64,381,185		146,585,873
- Capital		1,677,932		896,344		2,574,276
- Capital Surplus		1,616,052		777,145		2,393,197
- Retained Earnings		1,488,910		1,781,405		3,270,315
- Capital Adjustments		(51,929)		(135,797)		(187,726)
Total Shareholders' Equity		4,730,965		3,319,097		8,050,062
Total Liabilities and Shareholders' Equity	₩	86,935,653	₩	67,700,282	₩	154,635,935

Income Statements	The Bank	H&CB	Total
Operating Income	₩ 8,472,757	₩ 5,682,235	₩ 14,154,992
Operating Expenses	(7,837,621)	(4,494,361)	(12,331,982)
Net Operating Income	635,136	1,187,874	1,823,010
Non-operating Income	527,549	241,477	769,026
Non-operating Expenses	(156,950)	(338,419)	(495,369)
Ordinary Income	1,005,735	1,090,932	2,096,667
Income Taxes	(323,339)	(345,209)	(668,548)
Net Income	₩ 682,396	₩ 745,723	₩ 1,428,119

Trust Accounts

Balance Sheets	The Bank	H&CB	Total
- Securities	₩ 13,155,214	₩ 5,697,788	₩ 18,853,002
- Loans	562,030	856,510	1,418,540
- Money Receivables	2,598,103	7,045,224	9,643,327
- Due from Banking Accounts	491,148	331,525	822,673
- Allowances for loan losses	(258,011)	(122,850)	(380,861)
- Other Assets	470,547	129,934	600,481
Total Assets	₩ 17,019,031	₩ 13,938,131	₩ 30,957,162
- Trusts	₩ 15,986,860	₩ 13,239,355	₩ 29,226,215
- Present Value Discount	27,729	9,452	37,181
- Special Allowance Revenue	17,055	11,401	28,456
- Other Liabilities	987,387	677,923	1,665,310
Total Liabilities	₩ 17,019,031	₩ 13,938,131	₩ 30,957,162

Income Statements	The Bank	H&CB	Total
Interest on Securities	₩ 825,655	₩ 325,813	₩ 1,151,468
Interest on Loans	72,734	131,120	203,854
Revenues on Securities	135,932	94,926	230,858
Interests on Due from Banking Accounts	14,920	11,556	26,476
Other Income	421,470	243,247	664,717
Total Operating Income	₩ 1,470,711	₩ 806,662	₩ 2,277,373
Gain in Trust	₩ 1,033,870	₩ 517,497	₩ 1,551,367
Expenses on Securities	47,335	49,565	96,900
Trust Commissions	187,980	132,818	320,798
Provisions for Loan Losses	3,521	30,470	33,991
Other Expenses	198,005	76,312	274,317
Total Operating Expenses	₩ 1,470,711	₩ 806,662	₩ 2,277,373

The combined balance sheets of the Bank after the business combination with H&CB as of October 31, 2001 are as follows (in millions of Won):

Balance Sheets	The Bank	H&CB Book Value	H&CB Fair Value	Total (*)
- Cash and Due from Banks	₩ 3,220,978	₩ 2,055,741	₩ 2,055,741	₩ 5,276,719
- Trading Securities	2,337,894	4,213,174	4,213,174	6,551,068
- Investment Securities	21,546,077	8,213,703	8,241,078	29,775,500
- Loans	54,640,496	50,158,579	50,158,579	104,486,251
- Fixed Assets	1,273,170	888,180	903,481	2,176,651
- Other Assets	3,917,038	2,170,905	2,170,905	6,302,467
- Goodwill	-	-	705,108	705,108
Total Assets	₩ 86,935,653	₩ 67,700,282	₩ 68,448,066	₩ 155,273,764
- Deposits	₩ 62,011,656	₩ 50,966,993	₩ 50,966,993	₩ 112,978,649
- Borrowings	10,322,695	3,461,618	3,461,618	13,745,430
- Debentures	4,191,063	5,090,168	5,090,168	9,269,566
- Other Liabilities	5,679,274	4,862,406	4,862,406	10,482,263
Total Liabilities	82,204,688	64,381,185	64,381,185	146,475,908
- Capital	1,677,932	896,344	599,611	1,498,487
- Capital Surplus	1,616,052	777,145	3,449,793	5,684,012
- Retained Earnings	1,488,910	1,781,405	-	1,488,920
- Capital Adjustments	(51,929)	(135,797)	17,477	126,437
Total Shareholders°Ø Equity	4,730,965	3,319,097	4,066,881	8,797,856
Total Liabilities and Shareholders°Ø Equity	₩ 86,935,653	₩ 67,700,282	₩ 68,448,066	₩ 155,273,764

(*) After eliminating inter-bank transactions and including goodwill

The movements in goodwill for the year ended December 31, 2001 are as follows (in millions of Won):

Beginning balance	₩	-
Increase during current year		705,108
Amortization during current year		13,058
Ending balance	₩	692,050

34. Restructuring of Subsidiaries

On March 30, 2001, Kookmin Leasing Co., Ltd.("the Subsidiary"), a subsidiary of the Bank, entered into a contract for troubled debt restructuring, to take effect as of November 1, 2000, with the Bank as the major shareholder and Chohung Bank as the major creditor. Under the contract, the Subsidiary's shares held by the Bank were completely retired and the Bank's loans of ₩ 112,496 million to the Subsidiary were converted to new equity securities. Accordingly, the accumulated losses of ₩ 63,936 million, which were unrecognized in prior year due to the suspended application of equity method resulting from the Subsidiary's capital impairment, were deducted from beginning retained earnings as the Bank resumed the application of equity method on its shares of the Subsidiary.

35. Statement of Cash Flows

Cash and cash equivalents at December 31, 2001 and 2000 as presented in the statement of cash flows comprise the following (in millions of Won):

		2001		2000 (*)
Cash on hand	₩	2,553,258	₩	1,767,714
Cash in foreign currencies		147,313		73,576
Due from banks in Won		4,656,228		3,063,337
Due from banks in foreign currencies		175,693		1,486,833
	₩	7,532,492	₩	6,391,460

Major transactions that do not involve cash inflows and cash outflows for the years ended December 31, 2001 and 2000 are presented as follows (in millions of Won):

		2001		2000 (*)
Increases in:				
Unrealized gains or losses on investment securities in capital adjustments	₩	65,717	₩	1,906,214
Capital due to the conversion of convertible bonds		31,864		-
Assets, liabilities and equity due to the business combination with H&CB		68,448,066		-
Assets, liabilities and equity due to the mergers and liquidations of subsidiaries		-		59,782
Assets and liabilities due to accounting changes		68,184		39,621
Decreases in:				
Loans due to troubled debt restructuring		174,824		318,438
Allowance for loan losses due to sales of non-performing loans		368,868		108,956
Write-offs of loans		1,093,470		558,464
Substitution of unissued stock dividends for cash dividends payable in retained earnings		119,867		-

36. Business Segments

The Bank is organized into three major business segments: Retail Banking, Business Banking, and Treasury and Investment Management. These business segments are based on the nature of the products and services provided, the type or class of customer, and the Bank's management organization, and provide the basis on which the Bank reports its primary segment information.

The following table shows the distribution of the Bank's operations by business segment (in millions of Won):

At December 31, 2001		Retail banking		Business banking		Treasury and Investment Management		Other	Total
Loans	₩	59,945,815	₩	37,005,948	₩	5,371,972	₩	4,706,224	₩ 107,029,959
Securities		-		630,463		31,274,402		1,512,489	33,417,354
Fixed assets		1,815,002		608,347		245,830		255,292	2,924,471
Other assets		9,220,608		1,119,132		2,596,179		586,099	13,522,018
Total assets	₩	70,981,425	₩	39,363,890	₩	39,488,383	₩	7,060,104	₩ 156,893,802
Operating income	₩	2,567,334	₩	3,210,811	₩	4,610,937	₩	604,823	₩ 10,993,905

The Bank principally operates in Korea. Secondary segments are geographically oriented and are segregated into two segments:

domestic and foreign operations. The following table shows the distribution of the Bank°Øs operations by geographical market (in millions of Won):

At December 31, 2000	Domestic	Overseas	Bank Total
Loans	₩ 105,902,611	₩ 1,127,348	₩107,029,959
Securities	33,316,747	100,607	33,417,354
Fixed assets	2,920,584	3,887	2,924,471
Other assets	13,374,963	147,055	13,522,018
Total assets	₩ 155,514,905	₩ 1,378,897	₩156,893,802
Operating income	₩ 10,926,661	₩ 67,244	₩ 10,993,905

37. Value Added Tax related Accounts

Major accounts included in general and administrative expenses to compute value added tax for the years ended December 31, 2001 and 2000 are as follows (in millions of Won):

	2001	2000 (*)
Salaries and wages	₩ 541,869	₩ 388,032
Retirement benefits	112,366	96,777
Other employee benefits	360,549	193,898
Rent	21,409	18,350
Depreciation	103,334	86,596
Amortization	13,537	354
Taxes and dues	65,693	53,201
	₩ 1,218,757	₩ 837,208

38. Reclassification of Accounts

Certain accounts of prior financial statements are reclassified for comparative purposes. These reclassifications have no effect on the net asset value and the net income of the Bank as of the balance sheet date.

Presentation of financial statements in United States Dollar amounts:

"The Bank operates primarily in Korean Won and its official accounting records are maintained in Korean Won. The U.S. dollar amounts are provided herein as supplementary information solely for the convenience of the reader. Won amounts are expressed in U.S. dollars at the rate of ₩1,326.1 : US$1, the prevailing rate on December 31, 2001. The 2000 U.S. dollar amounts, which were previously expressed at the rate of ₩1,259.7 : US$1, the rate prevailing on December 31, 2000, have been restated to reflect the exchange rate in effect on December 31, 2001. This presentation is not required by or in accordance with accounting principles generally accepted in either the Republic of Korea or the United States, and should not be construed as a representation that the Won amounts shown could be converted to, realized or settled in U.S. dollars at this or any other rate."

	In Millions of Korean Won		In Thousands of U.S. Dollars	
	2001	2000	2001	2000
ASSETS				
Cash and due from banks	₩ 7,503,624	₩ 6,355,464	US$ 5,658,415	US$ 4,792,598
Trading securities	6,414,148	2,457,754	4,836,851	1,853,370
Investment securities	27,003,206	16,893,551	20,362,873	12,739,274
Loans	107,029,959	50,570,411	80,710,323	38,134,689
Fixed assets	2,924,471	1,272,126	2,205,317	959,299
Other assets	6,018,394	3,972,267	4,538,416	2,995,451
Total Assets	₩ 156,893,802	₩ 81,521,573	US$ 118,312,195	US$ 61,474,680
LIABILITIES AND SHAREHOLDERS' EQUITY				
Deposits	₩ 115,161,304	₩ 56,522,145	US$ 86,842,096	US$ 42,622,838
Borrowings	12,556,052	7,066,273	9,468,405	5,328,612
Debentures	9,076,028	6,674,942	6,844,151	5,033,513
Other liabilities	11,186,876	7,001,692	8,435,922	5,279,913
Total Liabilities	147,980,260	77,265,052	111,590,574	58,264,876
Commitments and Contingencies				
Common stock	1,498,487	1,498,067	1,129,995	1,129,679
Preferred stock	-	200,000	-	150,818
Capital surplus	5,683,964	1,600,590	4,286,226	1,206,990
Retained earnings	1,427,475	875,045	1,076,446	659,864
Capital adjustments	303,616	82,819	228,954	62,453
Total Shareholders' Equity	8,913,542	4,256,521	6,721,621	3,209,804
Total Liabilities and Shareholders' Equity	₩ 156,893,802	₩ 81,521,573	US$ 118,312,195	US$ 61,474,680

APPENDIX (NON-CONSOLIDATED INCOME STATEMENTS)

for the year ended December 31, 2001 and 2000

	In Millions of Korean Won				In Thousands of U.S. Dollars			
		2001		2000		**2001**		2000
Interest income :								
Interest on due from banks	₩	78,983	₩	342,313	US$	59,560	US$	258,135
Interest on trading securities		172,045		172,001		129,738		129,704
Interest on investment securities		1,429,652		1,405,833		1,078,088		1,060,126
Interest on loans		5,512,882		4,405,543		4,157,214		3,322,180
Other interest income		123,354		79,790		93,020		60,169
		7,316,916		6,405,480		5,517,620		4,830,314
Interest expenses :								
Interest on deposits		3,613,398		3,048,313		2,724,831		2,298,705
Interest on borrowings		513,876		489,342		387,509		369,008
Interest on debentures		531,244		674,393		400,606		508,554
Other interest expenses		62,354		40,651		47,021		30,655
		4,720,872		4,252,699		3,559,967		3,206,922
Net interest income		2,596,044		2,152,781		1,957,653		1,623,393
Bad debt expenses		992,249		640,980		748,246		483,357
Net interest income after bad debt expenses		1,603,795		1,511,801		1,209,407		1,140,035
Non-interest income :								
Fees & commission income		620,575		331,807		467,970		250,213
Dividends on trading securities		323		1,908		244		1,439
Dividends on investment securities		6,679		43,773		5,037		33,009
Gain on foreign currency transactions		359,423		278,607		271,038		210,095
Gain on derivatives		2,278,142		1,376,112		1,717,926		1,037,714
Other		411,847		414,206		310,570		312,349
		3,676,989		2,446,413		2,772,784		1,844,818
Non-interest expenses :								
Fees & commission expenses		138,835		50,967		104,694		38,434
General and administrative expenses		1,458,544		1,010,974		1,099,875		762,366
Loss on foreign currency transactions		211,401		82,648		159,416		62,324
Loss on derivatives		2,317,916		1,492,914		1,747,919		1,125,793
Other		308,542		427,084		232,669		322,060
		4,435,238		3,064,587		3,344,573		2,310,977
Operating income		845,546		893,627		637,619		673,876
Non-operating income, net		246,705		145,769		186,038		109,923
Net income before income tax expenses		1,092,251		1,039,396		823,657		783,799
Income tax expenses		351,686		319,696		265,203		241,080
Net income	₩	740,565	₩	719,700	US$	558,453	US$	542,719
Basic earnings per share	₩	3,706	₩	4,047	US$	2,795	US$	3,052
Diluted earnings per common share	₩	3,545	₩	3,464	US$	2,673	US$	2,612

APPENDIX (NON-CONSOLIDATED STATEMENTS OF APPROPRIATIONS OF RETAINED EARNINGS)

for the years ended December 31, 2001 and 2000 / Dates of appropriations : March 22, 2002 for 2001 and March 15, 2001 for 2000

	In Millions of Korean Won		In Thousands of U.S. Dollars	
	2001	2000	**2001**	2000
Retained earnings before appropriations :				
Unappropriated retained earnings carried over from prior year	₩ 37	₩ 20	US$ 28	US$ 15
Cumulative effect of accounting changes	-	(37,944)	-	(28,613)
Adjustment of investment in associates	(68,184)	(1,677)	(51,417)	(1,265)
Net income	740,565	719,700	558,453	542,719
	672,418	680,099	507,064	512,856
Transferred from prior years' reserves:				
Reserves for overseas investment losses	8,483	10,800	6,397	8,144
Appropriations:				
Legal reserves	74,100	72,000	55,878	54,295
Reserves for business rationalization	1,000	4,800	754	3,620
Cash dividends (2.0% for common stock in 2001, 10.0% for common stock and 1.0% for preferred stock in 2000)	29,967	151,009	22,598	113,875
Stock dividends (6.0% for common stock in 2001)	89,900	-	67,793	-
Voluntary reserves	480,000	463,000	361,964	349,144
Other reserves	817	53	616	40
	675,784	690,862	509,603	520,973
Unappropriated retained earnings carried over to the subsequent year	₩ 5,117	₩ 37	US$ 3,859	US$ 28

for the year ended December 31, 2001 and 2000

	In Millions of Korean Won		In Thousands of U.S. Dollars	
	2001	2000	**2001**	2000
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	₩ 740,565	₩ 719,700	US$ 558,453	US$ 542,719
Adjustments to reconcile net income to net cash provided by operating activities :				
Realized gain on trading securities, net	(34,724)	30,097	(26,185)	22,696
Unrealized gain on trading securities, net	4,140	(23,788)	3,122	(17,938)
Gain on foreign currency transactions, net	(148,022)	(195,959)	(111,622)	(147,771)
Provision for loan losses	992,249	640,980	748,246	483,357
Loss on derivative instruments, net	39,774	116,802	29,993	88,079
Retirement benefits	112,366	96,777	84,734	72,979
Depreciation and amortization	116,871	86,950	88,131	65,568
Loss on disposition of fixed assets, net	3,374	3,776	2,544	2,847
Realized gain on investment securities, net	(72,931)	(84,579)	(54,997)	(63,780)
Impairment loss on investment securities, net	95,117	87,066	71,727	65,656
Unrealized gain on investment securities, net	(85,519)	(47,826)	(64,489)	(36,065)
Investment in associate	(351,226)	(219,146)	(264,856)	(165,256)
Loss on sale of troubled loans, net	118,021	29,694	88,999	22,392
Other, net	(144,530)	(61,430)	(108,989)	(46,324)
Net changes in,				
Accrued income	436,959	41,663	329,507	31,418
Prepaid expenses	2,963	380,168	2,234	286,681
Deferred tax assets	97,110	(190,303)	73,230	(143,506)
Other assets	181,463	575,194	136,840	433,749
Accrued expenses	(513,456)	350,484	(387,193)	264,297
Unearned income	(17,216)	(10,333)	(12,982)	(7,792)
Withholding taxes	(51,415)	220,559	(38,772)	166,322
Other liabilities	(14,118)	(172,691)	(10,646)	(130,225)
Payment of retirement benefits	(629,069)	(103,306)	(474,375)	(77,902)
Contribution to pension funds	(23,400)	-	(17,646)	-
Contributions to the National pension fund	24,927	3,385	18,797	2,553
Net cash provided by operating activities	880,273	2,273,934	663,806	1,714,753
CASH FLOWS FROM INVESTING ACTIVITIES				
Decrease in trading securities	₩ 287,364	₩ 27,854	US$ 216,699	US$ 21,004
Increase in investment securities	(1,456,493)	(1,843,835)	(1,098,328)	(1,390,419)
Increase in loans, net	(7,295,710)	(12,401,359)	(5,501,629)	(9,351,753)
Proceeds from disposition of fixed assets	10,584	22,468	7,981	16,943
Acquisition of fixed assets	(180,137)	(93,205)	(135,840)	(70,285)
Other, net	(939,278)	(7,995)	(708,301)	(6,029)
Net cash used in investing activities	(9,573,670)	(14,296,072)	(7,219,418)	(10,780,538)
CASH FLOWS FROM FINANCING ACTIVITIES				
Increase in deposits, net	₩ 7,672,166	₩ 13,652,936	US$ 5,785,511	US$ 10,295,555
Increase in borrowings	14,247,607	36,556,709	10,743,991	27,567,083
Increase in debentures	1,552,519	4,250,495	1,170,741	3,205,260
Decrease in borrowings	(12,219,445)	(37,767,177)	(9,214,573)	(28,479,886)
Decrease in debentures	(4,209,339)	(4,187,008)	(3,174,224)	(3,157,385)
Other, net	735,180	367,193	554,393	276,897
Net cash provided by financing activities	7,778,688	12,873,148	5,865,838	9,707,524
Net increase(decrease) in cash and cash equivalents	(914,709)	851,010	(689,774)	641,739
Cash and cash equivalents, beginning of year	6,391,460	5,540,450	4,819,742	4,178,003
Increase due to business combination	2,055,741	-	1,550,216	-
Cash and cash equivalents, end of year	₩ 7,532,492	₩ 6,391,460	US$ 5,680,184	US$ 4,819,742

BALANCE SHEETS (TRUST ACCOUNTS)

for the years ended December 31, 2001 and 2000

		In millions of Korean Won				In thousands of U.S.Dollars(Note 3)		
		2001		2000		**2001**		2000
ASSETS								
Cash and deposits	₩	4,801	₩	-	$	3,620	$	-
Securities		18,572,571		17,135,297		14,005,408		12,921,572
Loans		1,117,817		3,170,757		842,936		2,391,039
Call loans		65,000		-		49,016		-
Monetary receivables		12,549,910		855,984		9,463,773		645,490
Movables and real estate		40,299		1,373		30,389		1,035
Other assets		490,758		688,412		370,076		519,125
Due from banking accounts		786,558		1,093,869		593,136		824,877
Present value discounts on loans		(14,549)		(80,725)		(10,971)		(60,874)
Provision for loan losses		(374,577)		(588,671)		(282,465)		(443,911)
Total assets	₩	33,238,588	₩	22,276,296	$	25,064,918	$	16,798,353
LIABILITIES								
Money in trusts (Note 4)	₩	19,739,710	₩	20,349,258	$	14,885,537	$	15,345,191
Property in trusts (Note 4)		12,559,922		875,984		9,471,323		660,572
Borrowings		267,334		502,344		201,594		378,813
Other liabilities		635,873		527,280		479,506		397,617
Special reserves		35,749		21,430		26,958		16,160
Total liabilities	₩	33,238,588	₩	22,276,296	$	25,064,918	$	16,798,353

The accompanying notes are an integral part of these statements.

INCOME STATEMENTS (TRUST ACCOUNTS)

for the year ended December 31, 2001 and 2000

	In millions of Korean Won		In thousands of U.S.Dollars(Note 3)	
	2001	2000	**2001**	2000
Revenue :				
Interest and dividend income :				
Interest and dividends on securities	₩ 1,364,216	₩ 1,864,058	$ 1,028,743	$ 1,405,669
Interest on loans	225,976	448,162	170,406	337,955
Interest on call loans	8,769	3,175	6,613	2,394
Interest on bonds with repurchase agreement	-	1,413	-	1,066
Interest on monetary receivables	501,518	27,802	378,190	20,965
Other interest income	27,855	2,154	21,005	1,624
	2,128,334	2,346,764	1,604,957	1,769,673
Gains on derivatives	35,161	3,794	26,515	2,861
Gains on movables and real estate	2,710	14	2,044	11
Gains on securities	227,031	254,499	171,201	191,915
Commissions received	4,223	1,185	3,185	894
Other revenues	63,538	307,260	47,913	231,702
Interest on loans to banking account	31,090	26,681	23,445	20,120
Transfer from allowance for valuation of receivables	105,799	16,535	79,782	12,469
Transfer from special provision	1,705	15	1,286	11
	2,599,591	2,956,747	1,960,328	2,229,656
Expenses :				
Interest on borrowings	37,260	28,291	28,097	21,334
Fees and commission expenses	20,045	31,739	15,116	23,934
Losses on derivatives transactions	24,537	1,876	18,503	1,415
Loss on disposal of movables & real estate	14	913	11	688
Depreciation of bad debt	544	8,750	410	6,598
Losses on securities	132,890	392,338	100,211	295,859
Contribution to fund	6,389	5,982	4,818	4,511
Taxes	500	2,610	377	1,968
Trust fees and commissions	355,161	300,225	267,824	226,397
Other expenses	84,168	12,156	63,470	9,167
Provision for special provision	16,305	7,606	12,295	5,736
Provision for allowance for valuation of receivables	66,945	224,292	50,483	169,137
	744,758	1,016,778	561,615	766,744
Dividends of trust profits to beneficiaries (Note 4)	₩ 1,854,833	₩ 1,939,969	$ 1,398,713	$ 1,462,912

The accompanying notes are an integral part of this statements.

1. The Bank

Kookmin Bank ("the Bank") was established in 1963 under the Citizens National Bank Act to provide and administer funds for financing the general public and small businesses. Pursuant to the repeal of the Citizens National Bank Act effective January 5, 1995, the Bank has conducted its operations in accordance with the provisions of the General Banking Act.

The Bank merged with Korea Long Term Credit Bank on December 31, 1998 and with Daegu, Busan, Jeonnam Kookmin Mutual Savings & Finance Co., Ltd.s on August 22, 1999. Also, in accordance with the decision of the Financial Supervisory Commission under the Act concerning the Structural Improvement of the Financial Industry, the Bank purchased certain assets, including the loans classified as normal or precautionary, and assumed most of the liabilities of Daedong Bank as of June 29, 1998. The Bank entered into a business combination contract ("the Contract") with H&CB on April 23, 2001. In accordance with the Contract, the Bank completed the legal consolidation with H&CB as of October 31, 2001.

The Bank had its shares listed on the Korean Stock Exchange since September 1994. As a result of the business combination with H&CB, the former shareholders of the Bank and H&CB received new common shares of the Bank on the basis of a pre-determined ratio. The new common shares of the Bank were relisted on the Korea Stock Exchange on November 9, 2001. Also, the Bank's American Depository Shares ("ADS") were listed on New York Stock Exchange on November 1, 2001. The Bank's paid-in capital amounts to ₩1,498,487 million as of December 31, 2001.

Trust is special fiduciary relationship between the trustor and trustee. Trustor entrust specified right of property to trustee which manages or disposes of that property for specified beneficiary or special purpose.

Money in trust is entrusted with money in acceptance and transfers money to beneficiary at the end of trust. Money in trust is divided into specified money trust and unspecified money trust. In specified money trust, trustor specifies method of operating the trust and in unspecified money trust, trustor does not specify a particular method of operation. Property in trust is entrusted with property and transfers property or money to beneficiary at the end of trust period under the discretion of trustor or beneficiary.

2. Summary of Significant Accounting Policies

Under the Trust Business act, the trust accounts are managed separately from the banking accounts. The financial statements of the Bank's trust accounts are prepared in accordance with the Trust Accounting Principle for the Bank Managing Trust Business of the Republic of Korea. Therefore, there could be material differences from what had been prepared under financial accounting standards generally accepted in the Republic of Korea. To enhance comparability of the financial statements between prior year and this year, financial statements of prior year are prepared as the sum of former Kookmin accounts and H&CB. The significant accounting policies applied in the preparation of the accompanying trust accounts are summarized below.

Revenues and Expenses of Trust Accounts
The trust accounts record the amount of the trust revenue less all expenses and trust fees as the dividends of trust profits to beneficiaries (including the guaranteed principal and minimum rate of return). The trust fees are recorded in the Bank's banking accounts as a part of other operating income. Trust profit whose principal or minimum dividend is guaranteed is calculated by contractual dividend rate. Trust profit whose principal is not guaranteed or only principal is guaranteed is calculated by performance yield rate. However, when sum of principal guaranteed trust asset to be transferred to beneficiary is less than principal at termination of the trust period, principal should be guaranteed and no trust profit should be recognized.

Interest Income Recognition
Interest income on loans and securities from trust accounts' fund operations is recognized on an accrual basis. However, interest income on overdue or dishonored loans, except for those secured with deposits or guaranteed by financial institutions, is recognized on a cash basis in accordance with the accounting standards of the banking industry. As of December 31, 2001, accrued but not recognized interest income on loans approximated ₩75,423million

Securities
Acquisition costs are recorded at purchase cost added with related expenses. The valuation methods used for securities are as follows :

	Valuation Methods
Marketable stocks and beneficial certificates	Market value
Market value	
Non-marketable stocks	Acquisition cost (adjusted to net asset value if the decline in value is significantly below cost and is determined as other than temporary)
Debt securities	Market value
Other securities	Market value

However, under the transition clause in the accounting and reporting guidelines prescribed by the trust regulatory authorities, the debt securities managed under the unspecified money trusts that were established before November 15, 1998 are not recorded at market value. Instead, the loan classification criteria were applied to these securities and the related unrealized losses were charged to bad debt expense and recorded as provisions for loan losses. When market value does not exist or does not reflect fair value, securities are valued by Market Value Valuation Committee which is managed by the trust company.

Additionally, securities that are managed under specified money trusts or property trusts are recorded at cost.

Provision for Loan Losses
The trust accounts apply Forward Looking Criteria ("FLC") to certain assets of unspecified money trusts and classify their credit grades into 10-step grades (AAA,AA,A,BBB,BB,B, CCC,CC,C,D). FLC takes into consideration future repayability from both financial and non-financial side. Based on this grades, loan type and collateral, the loan and minimum provision percentage are determined as follows:

Loan classifications	Credit grades	Provision percentages
	AAA - B	0%(0.5% for principal and minimum return is guaranteed trust)
Normal		
Precautionary	CCC	2%
Sub-standard	CC	20%
Doubtful	C	50%
Estimated loss	D	100%

Consumer loans and small-sized corporate loans were classified by considering current financial status including delinquent number of days and bankruptcies. Minimum allowance is provided as described above.

Present Value Discounts
Since January 1, 2000, loans whose conditions became unfavorable due to work out, court receivership, court mediation, or debt restructuring agreements of parties concerned, are carried at present value in cases where the difference between the book value and the present value of the loans is significant. The present value discount, which is the difference between the book value and the present value, is amortized using the effective interest method. When estimating the present value of the loans, the Bank generally uses the interest rate at the inception of the loans as the discount rate. For floating rate loans and maturity-extended fixed rate loans, the discount rate used is the prime rate at the date of loan restructuring plus the spread that was applicable to the borrower at loan origination date. The provision for loan losses on these restructured loans are based on the loan amounts net of related present value discounts.

Due from Banking Accounts
The surplus funds that result from the trust accounts' fund operations are loaned to the Bank's banking accounts and are recorded as due from banking accounts by the trust accounts and as due to trust accounts by the banking accounts. The interest payments between the banking accounts and the trust accounts are determined by the trust accounts.

Special Reserves
Under the Trust Business Act, special reserves are set up in the trust accounts for losses related to those trust funds with guarantee of the principal or minimum rate of return. The provision are used to provide for the losses on such trust funds and, if the losses are incurred in excess

of the provision for future losses, the excess losses are compensated by the Bank The bank accounts for this as loss on operating trust account in other operating expenses and trust accounts account for this as subsidies from bank.

Trust Fees

The Bank's banking accounts receive trust management fees from trust accounts which consist of basic fees of 0.5% to 2.0% of invested capital, contingent fees and special fees. This amount is provided from the trust assets on day of trust closing or termination and expensed as trust fees.

Performance Yield and Standard Price

Performance yield and standard price calculated by Trust Business Act are as follows:

(1) Performance yield

The performance yield is the standard compound yield rate, based on daily performance of the trust assets, less the provision rate for provision for loan losses and the trust management fee rate. The performance yield is average performance yield during the period of calculation of trust gain.

The standard compound yield rate is the sum of fund trust assets multiplied by weighted average performance yield of each fund divided by total trust assets. The gains and losses on securities and other fees are reflected in the calculation of the standard compound yield rate.

Daily gains and losses on securities and other fees are recognized over a one-month period from the date of occurrence. However, weekly gains and losses on redemption of beneficial certificates are reflected in the following one-week's calculation of standard compound yield rate.

(2) Standard Price

The standard price is calculated per 1,000 units and is total asset less total liability divided by total number of beneficial certificate units.

3. United States Dollar Amounts

The Bank's trust accounts operate primarily in Korea Won and their official accounting records are maintained in Korea Won. The U.S. dollar amounts are provided herein as supplementary information solely for the convenience of the reader. All Won amounts are expressed in U.S. dollars at the rate of ₩1,326.1 : US$1 the prevailing rate on December 31, 2000. This presentation is not required by or in accordance with Korean or United States generally accepted accounting principles, and should not be construed as a representation that the Won amounts shown could be converted to or settled in U.S. dollars at this or any other rate.

4. Summary of Trust Accounts

As of December 31, 2001, condensed balance sheet is as follows (in millions of Won) :

	Principal or Dividends Guaranteed	Performance	Property	Total
Securities	₩ 5,601,949	₩ 12,960,622	₩ 10,000	₩ 18,572,571
Loans	268,013	849,804	-	1,117,817
Money in trust	-	-	12,549,910	12,549,910
Lendings to banking account	201,349	574,897	10,312	786,558
Present value discounts	(11,496)	(3,053)	-	(14,549)
Allowance for valuation of receivables	(240,684)	(133,893)	-	(374,577)
Other assets	162,474	418,296	20,088	600,858
Total assets	₩ 5,981,605	₩ 14,666,673	₩ 12,590,310	₩ 33,238,588
Trust	₩ 5,510,730	₩ 14,228,979	₩ 12,559,923	₩ 32,299,632
Special reserves	27,054	8,695	-	35,749
Other liabilities	443,821	428,999	30,387	903,207
Total liabilities	₩ 5,981,605	₩ 14,666,673	₩ 12,590,310	₩ 33,238,588

Condensed income statement for the year ending December 31, 2001 is as follows (in millions of Won) :

		Principal or Dividends Guaranteed		Performance		Property		Total
Interest income	₩	407,969	₩	1,215,209	₩	505,156	₩	2,128,334
Gain on derivatives		19,963		15,198		-		35,161
Revenues on securities		67,788		159,243		-		227,031
Interest on loans to banking account		7,811		23,175		104		31,090
Subsidies from banks		31,479		-		-		31,479
Transfer from allowance for valuation of receivables		43,894		61,905		-		105,799
Other income		16,067		24,575		55		40,697
Total revenues	₩	594,971	₩	1,499,305	₩	505,315	₩	2,599,591
Gain in trust	₩	284,940	₩	1,076,904	₩	492,989	₩	1,854,833
Loss on derivatives		9,858		14,679		-		24,537
Expenses on securites		53,388		79,502		-		132,890
Trust fees		58,973		295,109		1,079		355,161
Provision for allowance for valuation of receivables		53,423		13,522		-		66,945
Other expenses		134,389		19,589		11,247		165,225
Total expenses	₩	594,971	₩	1,499,305	₩	505,315	₩	2,599,591

Trust fees for the year ending December 31, 2001 is as follows (in millions of Won) :

	Trust fees
Money in trust	
Unspecified money trust	2,242
Installment money trust	43,192
Household money trust	8,020
Development trust	1,021
Money trust for old age living pension	1,836
Corporate money trust	524
National stock trust	37
Money trust for individual pension	18,682
Household long-term money trust	43,012
Money trust for employee	10,160
New installment money trust	162,149
Retirement trust	565
Specified money trust	6,518
Unit type money trust	3,577
Open type money trust	18,514
Real estate investments trust	3,596
New money trust for individual pension	162
New money trust for old age living pension	28,168
New money trust for employee	30
Pension trust	240
Separate tax trust	1,837
	354,082
Property in trust	
Securities trust	35
Money receivables trust	1,044
	1079
	355,161

As of December 31, 2001, the trust funds comprise 1,458,130 units. The key terms and conditions of the trust funds are as follows (in millions of Won) :

	Period (years)	Type of Dividends	Average Dividends Rate(%)	Guarantee
Money in trust				
Unspecified money trust	over 1.5 years	Contracted	2.92	principal and interest
Installment money trust	over 1.5 years	Performance	7.30	- (*)
Household money trust	1.5 years	Performance	6.58	- (*)
Development trust	2,3 year	Contracted	19.97	principal and interest
Money trust for old age living pension	Over 5 years	Performance	6.83	principal
Corporate money trust	1.5 years	Performance	7.04	- (*)
National stock trust	Over 3 years	Performance	4.89	-
Money trust for individual pension	over 15 years	Performance	6.91	principal
Household long-term money trust	3-5 years	Performance	7.08	-
Money trust for employee	3-5 years	Performance	7.02	-
New installment money trust	over 1.5 years	Performance	6.56	-
Retirement trust	-	Performance	5.62	principal
Specified money trust	over 3 months	Performance	6.73	-
Unit type money trust	1 year	Performance	9.32	-
Open type money trust	1 year	Performance	5.94	-
Real estate investments trust	1-1.5 years	Performance	7.18	-
New money trust for individual pension	over 15 years	Performance	5.85	principal
New money trust for old age living pension	over 1 year	Performance	6.79	principal
New money trust for employee	3-5 years	Performance	6.19	-
Pension trust	over 15 years	Performance	5.55	principal
Separate tax trust	over 5 years	Performance	6.89	-
Property in trust				
Securities trust	Over 1 year	Performance	23.86	-
Money receivables trust	-	Performance	10.05	-

(*) Trust accounts contracted prior to April 30, 1996 are guaranteed of their principal amounts.

5. Related party transactions

Main transactions with banking account for the year ending December 31, 2001 is as follows (in millions of Won) :

Balance sheet accounts		Income statement accounts	
accounts	amount	accounts	amount
Lendings to banking account	786,558	Interest on loans to banking account	31,090
Accrued payable trust fees	10,190	Trust fees	355,161
		Subsidies from banks	31,479
		Interest on borrowings	37,260
		Commission on termination of commodity	5,296

For the year ending December 31, 2001, ₩ 259,536 million has transferred from performance trust with no principal guarantee to principal or dividend guaranteed trust.

6. Uncertainties due to Korean Economic Instability

The operations of the Trust Company have been significantly affected, and may continue to be affected for the foreseeable future, by the general adverse economic conditions in the Republic of Korea and in the Asia Pacific region. Under these adverse economic conditions, certain customers of the Trust Company are in the process of corporate restructuring with their credit banks. The ultimate effect of these significant uncertainties on the financial position of the Bank as of the balance sheet date cannot presently be determined and accordingly, no further adjustments have been made in the accompanying financial statements related to such uncertainties.

To the Board of Directors and Shareholders of Kookmin Bank

We have audited the accompanying consolidated balance sheets of Kookmin Bank ("the Bank") and its subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, of changes in shareholders' equity, and of cash flows for the years then ended, expressed in Korean Won. These consolidated financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of Kookmin Credit Card Co., Ltd., Kookmin Leasing Co., Ltd., Kookmin Venture Capital Co., Ltd., Kookmin Futures Co., Ltd., Kookmin Investment Co., Ltd., Kookmin Bank Luxembourg S.A., Kookmin Finance HK Ltd., Kookmin Bank Finance Asia Ltd., and Kookmin Leasing & Finance (Hong Kong) Ltd., whose statements represent 6.9% of total assets as of December 31, 2001 and 18.1% of total revenues for the year then ended. Also, we did not audit the financial statements of subsidiaries, Kookmin Credit Card Co., Ltd., Kookmin Leasing Co., Ltd., Kookmin Venture Capital Co., Ltd., Kookmin Futures Co., Ltd., Kookmin Investment Co., Ltd., Kookmin Bank Luxembourg S.A., and Kookmin Bank Finance Asia Ltd., whose statements represent 10.7% of total assets as of December 31, 2000 and 15.8% of total revenues for the year then ended. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for these entities, is based solely on the reports of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly in all material respects, the financial position of Kookmin Bank and its subsidiaries as of December 31, 2001 and 2000, and the results of their operations, the changes in their shareholders' equity and their cash flows for the years then ended in conformity with financial accounting standards for consolidated financial statements generally accepted in the Republic of Korea.

As discussed in Note 32 to the consolidated financial statements, the Bank entered into a business combination contract ("the Contract") with H&CB on April 23, 2001 and obtained approval from the shareholders for such combination on September 29, 2001. In accordance with the Contract, the Bank completed the legal consolidation with H&CB as of October 31, 2001 and the shareholders of the Bank and H&CB received 1 new common share of the Bank for 1.688346 old shares of the Bank and 1 share of H&CB, respectively. The new common shares of the Bank were listed on the Korea Stock Exchange on November 9, 2001. As a result of the business combination, the former shareholders of the Bank and H&CB own 60.0% and 40.0%, respectively, of the Bank. Although the business a combination took the legal form of consolidation, the Bank purchased H&CB's total assets of ₩67,742,958 million and total liabilities of ₩64,381,185 million by applying the purchase method of accounting.

Also, the Bank's registration statement was declared effective by the Securities and Exchange Commission of the United States of America on September 10, 2001, and the new shares of the Bank were listed on New York Stock Exchange as American Depository Shares ("ADS") on November 1, 2001.

As discussed in Note 17 to the consolidated financial statements, Jooeun Leasing Co., Ltd., a subsidiary of the Bank, entered into a contract for troubled debt restructuring with the creditors on January 13, 2000 and is subject to a workout program as of the balance sheet date. In addition, on March 30, 2001, Kookmin Leasing Co., Ltd., a subsidiary of the Bank, entered into a contract for troubled debt restructuring, to take effect as of November 1, 2000, with the Bank as the major shareholder and Chohung Bank as the major creditor.

As discussed in Note 1 to the consolidated financial statements, Kookmin Investment Co., Ltd., a subsidiary of the Bank, merged with Frontier Investment Corp. on December 31, 2001. In addition, on January 22, 2002, the Bank and Morgan Stanley Private Equity, the M&A private funds led by Morgan Stanley Global Emerging Markets Inc. and affiliated funds, entered into a memorandum of understanding on the sale of Kookmin Investment Trust Management Co., Ltd., a subsidiary of the Bank.

Without qualifying our opinion, we draw attention to Note 17 of the consolidated financial statements which states that the operations of the Bank and its subsidiaries have been affected, and may continue to be affected for the foreseeable future, by the general unstable economic conditions in the Republic of Korea and in the Asia Pacific region. The ultimate effect of these significant uncertainties of the financial position of the Bank and its subsidiaries as of the balance sheet date cannot presently be determined and accordingly, no adjustments have been made in the accompanying consolidated financial statements related to such uncertainties.

Under these adverse economic conditions, certain financially troubled borrowers of the Bank and its subsidiaries including Hynix Semiconductor Inc. are experiencing a cash crisis or are in the debt restructuring process under workout plans and other similar programs. As of December 31, 2001, in relation to such borrowers, total loans outstanding and investment in securities are ₩2,819,642 million (with ₩1,058,062 million of allowances for loan losses and ₩98,107 million of present value discounts) and ₩509,260 million, respectively.

The accompanying consolidated financial statements are not intended to present the financial position, results of operations, and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea. The procedures and practices utilized in Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries and jurisdictions. Accordingly, this report and the accompanying consolidated financial statements are not intended for use by those who are not informed about Korean accounting principles or auditing standards and their application in practice.

Seoul, Korea, February 23, 2002

Samil Accounting Corporation

December 31, 2001 and 2000

In Millions of Korean Won

	2001	2000
ASSETS		
Cash and due from banks (Note 3)	₩ 7,842,446	₩ 6,403,040
Trading securities (Note 4)	11,634,338	3,805,520
Investment securities (Note 5)	26,653,008	16,839,147
Loans (Note 6 and 7)	116,340,721	58,212,510
Fixed assets (Note 8)	3,291,295	1,452,514
Other assets (Note 9)	6,836,998	4,386,034
Total Assets	₩ 172,598,806	₩ 91,098,765
LIABILITIES AND SHAREHOLDERS' EQUITY		
Deposits (Note 10)	120,448,949	57,978,950
Borrowings (Note 11)	17,072,682	9,649,664
Debentures (Note 12)	13,861,215	11,647,878
Other liabilities (Note 14)	11,939,004	7,570,607
Total Liabilities	163,321,850	86,847,099
Commitments and Contingencies (Note 17)		
Common stock, par value : ₩5,000		
authorized : 1,000 Million shares		
issued and outstanding : 299,697,462 shares (Note 1 and 18)	1,498,487	1,498,067
Preferred stock, par value : ₩5,000		
non-cumulative, non-participating preferred stock (Note 1 and 18)	-	200,000
Capital surplus (Note 19)	5,745,002	1,647,292
Retained earnings (Note 20)	1,519,064	708,156
Capital adjustments (Note 21)	205,274	(17,100)
Minority interest in consolidated subsidiaries (Note 23)	309,129	215,251
Total Shareholders' Equity	9,276,956	4,251,666
Total Liabilities and Shareholders' Equity	₩ 172,598,806	₩ 91,098,765

CONSOLIDATED INCOME STATEMENTS

for the years ended December 31, 2001 and 2000

In Millions of Korean Won

	2001	2000
Interest income :		
Interest on due from banks	₩ 91,986	₩ 328,648
Interest on trading securities	380,462	313,312
Interest on investment securities	1,864,045	1,434,446
Interest on loans	5,733,889	4,626,826
Other interest income	144,362	85,324
	8,214,744	6,788,556
Interest expenses :		
Interest on deposits	3,783,808	3,220,984
Interest on borrowings	703,912	640,089
Interest on debentures	947,119	1,046,958
Other interest expenses	66,778	39,039
	5,501,617	4,947,070
Net interest income	2,713,127	1,841,486
Bad debt expenses (Note 7)	1,414,178	916,624
Net interest income after bad debt expenses	1,298,949	924,862
Non-interest income:		
Fees & commission income	2,248,085	1,519,147
Dividends on trading securities	495	2,750
Dividends on investment securities	7,138	44,902
Gain on foreign currency transactions	398,630	333,428
Gain on derivatives (Note 16)	2,314,740	1,401,563
Other (Note 24)	445,671	451,860
	5,414,759	3,753,650
Non-interest expenses:		
Fees & commission expenses	436,417	193,234
General and administrative expenses (Note 25)	1,764,850	1,231,999
Loss on foreign currency transactions	270,697	136,122
Loss on derivatives (Note 16)	2,336,897	1,511,588
Other (Note 24)	368,905	441,057
	5,177,766	3,514,000
Operating income	1,535,942	1,164,512
Non-operating loss, net (Note 26)	(179,637)	(29,990)
Extraordinary gain	161,527	-
Income before income tax expenses	1,517,832	1,134,522
Income tax expenses (Note 27)	560,400	448,269
Net income before consolidation adjustment	957,432	686,253
Minority interest in earnings of consolidated subsidiaries	(120,557)	(93,837)
Net income	836,875	592,416
Basic operating income per share (Note 28) (Unit: Korean Won)	₩ 3,380	₩ 3,330
Diluted operating income per share (Note 28) (Unit: Korean Won)	₩ 3,235	₩ 2,849
Basic earnings per share (Note 28) (Unit: Korean Won)	₩ 4,188	₩ 3,330
Diluted earnings per share (Note 28) (Unit: Korean Won)	₩ 4,003	₩ 2,849

CHANGES IN CONSOLIDATED SHAREHOLDERS' EQUITY

for the years ended December 31, 2001 and 2000 / Dates of appropriations : March 22, 2002 for 2001 and March 15, 2001 for 2000

(In millions of Won)

	Capital	Capital surplus	Retained earnings	Capital adjustments	Minority interest	Total
January 1, 2000	₩1,698,067	₩1,587,245	₩265,203	(₩62,452)	₩21,194	₩3,509,257
Change in reporting entity	-	-	31,747	-	-	31,747
Acquisition of equity securities of subsidiaries	-	98,990	-	-	-	98,990
Net income	-	-	592,416	-	-	592,416
Dividends	-	-	(151,009)	-	-	(151,009)
Change in treasury stocks	-	(393)	-	(35,146)	-	(35,539)
Unrealized gain on investment securities	-	-	-	79,714	-	79,714
Stock options	-	-	-	784	-	784
Changes in minority interest	-	-	-	-	194,057	194,057
Cumulative effect of accounting changes	-	(30,808)	(34,619)	-	-	(65,427)
Other	-	(7,742)	4,418	-	-	(3,324)
December 31, 2000	₩1,698,067	₩1,647,292	₩708,156	(₩17,100)	₩215,251	₩4,251,666
January 1, 2001	₩1,698,067	₩1,647,292	₩708,156	(₩17,100)	₩215,251	₩4,251,666
Decrease due to business combination	(199,580)		-	-	-	(199,580)
Additional paid in capital	-	4,082,924	-	-	-	4,082,924
Acquisition of equity securities of subsidiaries	-	14,336	-	-	-	14,336
Net income	-	-	836,875	-	-	836,875
Reserves for future losses in trust accounts	-	-	11,120	-	-	11,120
Dividends	-	-	(119,867)	89,900	-	(29,967)
Loss on exceeded minority interest	-	-	32,427	-	-	32,427
Changes in treasury stocks	-	450	-	9,673	-	0,123
Unrealized gain on investment securities	-	-	-	67,294	-	67,294
Stock options	-	-	-	25,507	-	25,507
Changes in minority interest	-	-	-	-	93,878	93,878
Cumulative effect of accounting changes	-	-	50,402	-	-	50,402
Other	-	-	(49)	-	-	(49)
December 31, 2001	₩1,498,487	₩5,745,002	₩1,519,064	₩205,274	₩309,129	₩9,276,956

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended December 31, 2001 and 2000

In Millions of Korean Won

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	₩ 836,875	₩ 592,416
Adjustments to reconcile net income to net cash provided by operating activities:		
Realized gain(loss) on trading securities, net	(48,481)	41,353
Unrealized gain on trading securities, net	14,430	47,169
Bad debt expense	1,439,110	916,624
Gain on foreign currency transactions, net	(127,933)	(197,306)
Loss on derivative instruments, net	22,157	110,025
Retirement benefits	124,853	105,963
Depreciation and amortization	197,459	161,826
Gain on disposal of fixed assets, net	17,575	8
Realized gain on investment securities, net	(89,433)	(127,753)
Impairment loss on investment securities, net	117,665	120,794
Loss on sale of troubled loans, net	162,305	29,694
Minority interest in earnings of consolidated subsidiaries	120,557	93,837
Other, net	(420,651)	(56,945)
Net changes in,		
Prepaid expenses	(3,552)	440,727
Accrued income	310,056	13,820
Withholding taxes	(110,103)	30,378
Accrued expenses	(55,489)	168,316
Unearned income	20,504	(8,264)
Payment of retirement benefits	(655,644)	(110,528)
Contributions to the National pension fund	(1,302)	3,696
Net cash provided by operating activities	1,870,958	2,375,850
CASH FLOWS FROM INVESTING ACTIVITIES:		
Increase in trading securities	(3,581,594)	328,577
Increase in investment securities	(1,376,433)	(1,994,237)
Increase in loans, net	(8,836,726)	(15,963,584)
Proceeds from disposition of fixed assets	26,531	14,175
Acquisition of fixed assets	(479,701)	(178,411)
Other, net	(1,386,960)	356,390
Net cash used in investing activities	(15,634,883)	(17,437,090)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Increase in deposits, net	11,503,007	13,713,893
Increase in borrowings	4,000,529	-
Increase in debentures	-	2,335,124
Decrease in borrowings	-	(753,175)
Decrease in debentures	(2,880,627)	-
Other, net	2,580,422	851,659
Net cash provided by financing activities	15,203,331	16,147,501
Net increase in cash and cash equivalents	1,439,406	1,086,261
Cash and cash equivalents, beginning of year (Note 33)	6,403,040	5,316,779
Cash and cash equivalents, end of year (Note 33)	₩ 7,842,446	₩ 6,403,040

1. The Consolidated Companies

The accompanying consolidated financial statements have been prepared in accordance with financial accounting standards and the relevant laws and regulations of the Republic of Korea. The accompanying consolidated financial statements include the banking accounts and trust accounts subject to guaranteed fixed rates of return or principal repayment of Kookmin Bank (the "Bank") and its consolidated subsidiaries. General information on the Bank and its controlled subsidiaries is described below.

The Bank

Kookmin Bank was established in 1963 under the Citizens National Bank Act to provide and administer funds for financing the general public and small businesses. Pursuant to the repeal of the Citizens National Bank Act effective January 5, 1995, the Bank has conducted its operations in accordance with the provisions of the General Banking Act.

The Bank merged with Korea Long Term Credit Bank ("KLB") on December 31, 1998 and with Daegu, Busan, Jeonnam Kookmin Mutual Savings & Finance Co., Ltds. on August 22, 1999. Also, under the decision of the Financial Supervisory Commission in accordance with the Act concerning the Structural Improvement of the Financial Industry, the Bank purchased certain assets, including the loans classified as normal or precautionary, and assumed most of the liabilities of Daedong Bank ("the P&A") as of June 29, 1998. The Bank entered into a business combination contract ("the Contract") with Housing & Commercial Bank ("H&CB") on April 23, 2001. In accordance with the Contract, the Bank completed the legal consolidation with H&CB as of October 31, 2001 (See Note 32).

The Bank had its shares listed on the Korean Stock Exchange since September 1994. As a result of the business combination with H&CB, the former shareholders of the Bank and H&CB received new common shares of the Bank on the basis of a pre-determined ratio. The new common shares of the Bank were relisted on the Korea Stock Exchange on November 9, 2001. Also, the Bank's American Depository Shares ("ADS") were listed on New York Stock Exchange on November 1, 2001. The Bank's paid-in capital amounts to ₩1,498,487 million as of December 31, 2001 (See Note 18).

The Bank is engaged in the banking and trust business according to the provisions of the General Banking Act and the Trust Business Act and operates through 1,262 domestic branches and offices (including ATM) and 3 overseas networks as of December 31, 2001.

Trust Accounts of the Bank

According to the accounting and reporting guidelines by the banking regulatory authorities, the accompanying consolidated financial statements include money in trusts subject to guaranteed fixed rates of return or principal repayment. Total assets of consolidated and non-consolidated money in trusts of the Bank at December 31, 2001 and 2000 are as follows(in millions of Won):

	2001	2000
Consolidated money in trusts	₩ 5,865,422	₩ 1,891,272
Non-consolidated money in trusts	14,782,856	10,747,178
	₩ 20,648,278	₩ 12,638,450

Subsidiaries either consolidated or accounted for by equity method

The subsidiaries of the Bank, either consolidated or accounted for by the equity method as of December 31, 2001 and 2000, are summarized as follows:

		2001		2000	
Companies	Balance sheet date	Number of shares	Ownership (%)	Number of shares	Ownership (%)
Consolidated subsidiaries					
Kookmin Credit Card Co., Ltd.	December 31	54,365,028	74.27	54,365,028	74.27
Kookmin Leasing Co., Ltd.	March 31	36,541,400	88.66	12,276,547	89.61
Kookmin Venture Capital Co., Ltd.	December 31	8,855,024	94.11	8,855,024	94.11
Kookmin Data System Corp.	December 31	799,800	99.98	799,800	99.98
Kookmin Futures Co., Ltd.	March 31	3,999,200	99.98	3,999,200	99.98
Kookmin Investment Co., Ltd. (2*)	December 31	6,399,930	99.99	4,999,940	99.99
Frontier Investment Corp. (2*)	December 31	4,599,965	99.99	-	-
Kookmin Bank Investment Trust Mgt Co., Ltd. (3*)	March 31	5,220,000	87.00	5,220,000	87.00
Kookmin Bank Luxemburg S.A.	December 31	70,000	100.00	70,000	100.00

Companies	Balance sheet date	2001 Number of shares	2001 Ownership (%)	2000 Number of shares	2000 Ownership (%)
Kookmin Finance HK Ltd. (1*)	December 31	2,000,000	100.00	-	-
Kookmin Finance Asia Ltd.(HK)	December 31	2,000,000	100.00	2,000,000	100.00
Kookmin Bank Int'l Ltd.(London)	December 31	20,000,000	100.00	20,000,000	100.00
Kookmin Leasing & Finance (Hong Kong) Ltd. (5*)	December 31	2,999	99.97	2,999	99.97
Jooeun Leasing Co., Ltd. (1*)	March 31	16,960,000	85.43	-	-
Jooeun Investment Trust Mgt Co., Ltd. (1*)	March 31	6,134,040	80.00	-	-
Jooeun Real Estate Trust Co., Ltd. (1*)	December 31	15,999,930	99.99	-	-
Jooeun Industrial Co., Ltd. (1*)	December 31	1,999,910	99.99	-	-
Jooeun Credit Information Co., Ltd. (1*& 4*)	December 31	504,000	50.00	-	-
Equity method investees					
ING Life Co., Ltd.	March 31	1,400,000	20.00	-	-
Korea Asset Investment Co., Ltd.	December 31	1,005,000	49.79	-	-
Korea Mortgage Corp.	December 31	6,000,000	28.22	3,000,000	14.27

(1*) Kookmin Finance HK Ltd., Jooeun Leasing Co., Ltd., Jooeun Investment Trust Mgt Co., Ltd., Jooeun Real Estate Trust Co., Ltd., Jooeun Industrial Co., Ltd., Jooeun Credit Information Co., Ltd. become consolidated subsidiaries from this year due to the business combination with H&CB.

(2*) Kookmin Investment Co., Ltd. merged with Frontier Investment Corp., effective as of December 31, 2001.

(3*) The Bank and Morgan Stanley Private Equity, the M&A private funds led by Morgan Stanley Global Emerging Markets Inc. and affiliated funds, entered into a memorandum of understanding related to the sale of Kookmin Investment Trust Management Co., Ltd., a subsidiary of the Bank, on January 22, 2002.

(4*) Jooeun Credit Information Co., Ltd. is planning for a business combination with KM Credit Information Co., Ltd. ("KM"), a subsidiary of Kookmin Card Co., Ltd. which owns 4.9% interest of total paid in capital of KM Credit Information Co., Ltd.

(5*) Kookmin Leasing & Finance (Hong Kong) Ltd. is an investee company of Kookmin Leasing Co., Ltd., a subsidiary of the Bank.

KLB Securities Co., Ltd. and Kookmin Singapore (Merchant Bank), Ltd. are in the process of liquidation. KLB Economic Research Institute Co., Ltd. has completed its liquidation.

Operations of the Subsidiaries either consolidated or accounted for by equity method

Consolidated Subsidiaries

Subsidiaries	Location	Outstanding Capital (in millions of Won)	Major Business
Kookmin Credit Card Co., Ltd.	Korea	366,000	credit card operations, consumer installment financing, factoring, payment guarantees
Kookmin Leasing Co., Ltd.	Korea	206,076	leasing industrial equipment
Kookmin Venture Capital Co., Ltd.	Korea	47,045	investing and financing small and medium-sized enterprises
Kookmin Data System Corp.	Korea	8,000	software services for the Bank and other companies
Kookmin Futures Co., Ltd.	Korea	20,000	dealing and brokerage services for futures transactions
Kookmin Investment Co., Ltd. (*)	Korea	32,000	investing and financing small and medium-sized enterprises
Frontier Investment Corp. (*)	Korea	23,000	investing and financing for venture companies
Kookmin Bank Investment Trust Mgt Co., Ltd.	Korea	30,000	providing security investment trust services and investment consulting services
Kookmin Bank Luxemburg S.A.	Luxemburg	EUR17.5 Million	commercial banking business and foreign exchange operation
Kookmin Finance Asia Ltd. (HK)	Hong Kong	$ 20 Million	commercial banking business and foreign exchange operation
Kookmin Bank Int'l Ltd. (London)	U.K.	GBP20 Million	commercial banking business and foreign exchange operation
Kookmin Leasing & Finance (Hong Kong) Ltd.	Hong Kong	$ 3 Million	commercial banking business and foreign exchange operation
Kookmin Finance HK Ltd.	Hong Kong	$ 20 Million	commercial banking business and foreign exchange operation
Jooeun Leasing Co., Ltd.	Korea	99,257	leasing industrial equipment
Jooeun Investment Trust Mgt Co., Ltd.	Korea	38,338	providing security investment trust services and investment consulting services

Subsidiaries	Location	Outstanding Capital (in millions of Won)	Major Business
Jooeun Real Estate Trust Co., Ltd.	Korea	80,000	development, management and brokerage services with regard to real estate and trust business of real estate
Jooeun Industrial Co., Ltd.	Korea	10,000	house construction, rent and management service with regard to real estate
Jooeun Credit Information Co., Ltd.	Korea	5,040	delinquent loan collecting service and credit checking service

(*) Kookmin Investment Co., Ltd. merged with Frontier Investment Corp., effective as of December 31, 2001.

Equity Method Investees

Subsidiaries	Location	Outstanding Capital (in millions of Won)	Major Business
ING Life Co., Ltd.	Korea	₩ 70,000	insurance
Korea Asset Investment Co., Ltd.	Korea	10,093	franchising, financing, consulting and information services with regard to real estate
Korea Mortgage Corp.	Korea	106,300	purchase, issuance and sales of mortgage backed securities

Significant Financial Data

A summary of significant financial data of the Bank and its subsidiaries, included in the accompanying consolidated financial statements is as follows (in millions of Won):

Accounts and Subsidiaries	Total Assets	Shareholders' Equity	Operating Revenue	Net Income (Loss)
Banking accounts	₩ 156,893,802	₩ 8,913,542	₩ 10,993,905	₩ 740,565
Trust accounts	5,865,422	35,749	362,383	-
Kookmin Credit Card Co., Ltd.	10,577,492	1,195,753	2,322,596	458,195
Kookmin Leasing Co., Ltd.	542,810	(35,844)	137,107	121,880
Kookmin Venture Capital Co., Ltd.	182,736	51,455	6,613	273
Kookmin Data System Corp.	15,464	12,531	29,503	2,577
Kookmin Futures Co., Ltd.	42,803	23,819	13,936	2,968
Kookmin Investment Co., Ltd.	78,409	69,654	2,422	9,616
Frontier Investment Corp.	14,131	13,901	434	(3,280)
Kookmin Bank Investment Trust Mgt Co., Ltd.	39,428	38,641	8,857	3,636
Kookmin Bank Luxemburg S.A	378,464	25,313	28,244	142
Kookmin Finance Asia Ltd. (HK)	18,932	17,205	18,402	1,574
Kookmin Bank Int'l Ltd.(London)	236,403	46,950	14,969	2,748
Kookmin Leasing & Finance (Hong Kong) Ltd.	64,000	(157,591)	5,366	(9,268)
Kookmin Finance HK Ltd.	300,178	54,463	2,071	(1,395)
Jooeun Leasing Co., Ltd.	229,542	25,896	7,730	(18)
Jooeun Investment Trust Mgt Co., Ltd.	54,943	52,357	6,226	3,589
Jooeun Real Estate Trust Co., Ltd.	290,097	78,813	10,903	2,915
Jooeun Industrial Co., Ltd.	287,770	(47,353)	9,317	(13,913)
Jooeun Credit Information Co., Ltd.	13,603	10,108	5,451	912
Elimination and equity pick-up	(3,527,623)	(1,148,406)	(332,000)	(486,841)
	₩ 172,598,806	₩ 9,276,956	₩ 13,654,435	₩ 836,875

A summary of the financial data of controlled subsidiaries that are excluded from the scope of consolidation in the accompanying consolidated financial statements as of December 31, 2001 is as follows:

Subsidiaries	Equity Method Application	Reasons for Exclusion
Korea Asset Investment Co., Ltd.	Yes	Asset under 7 billion Won
KLB Economic Research Institute Co., Ltd.	No	Liquidated
KLB Securities Co., Ltd.	No	Under liquidation
Kookmin Singapore (Merchant Bank) Ltd.	No	Under liquidation

2. Summary of Significant Accounting Policies

The significant accounting policies followed by the Bank and its subsidiaries in the preparation of the accompanying consolidated financial statements are summarized below.

Basis of Consolidated Financial Statement Presentation

The official accounting records of the Bank and its subsidiaries, except for foreign subsidiaries, are maintained in Korean Won in accordance with financial accounting standards and the relevant laws and regulations of the Republic of Korea. Such basis of accounting and presentation is not in conformity with International Accounting Standards, which, if applied, would give rise to material adjustments to the financial statements.

The Bank maintains its official accounting records in Korean Won and prepares statutory financial statements in the Korean language in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Bank that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been condensed, restructured and translated into English from the Korean language financial statements. Some information attached to the Korean language financial statements, but not required for a fair presentation of the Bank's financial position, results of operations or cash flows, is not presented in the accompanying financial statements.

The preparation of the consolidated financial statements in conformity with financial accounting standards requires management to make estimates and assumptions that affect amounts reported therein. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may differ from those estimates.

Accounting Policies of Consolidated Companies

The financial statements of the consolidated companies are prepared in conformity with generally accepted financial accounting standards and the relevant laws and regulations of the Republic of Korea. The relevant laws and regulations that differ from generally accepted financial accounting standards are as follows:

Consolidated Companies	Relevant Laws and Regulations
The Bank and Trust Accounts	Accounting Standards of Banking Industry, General Baking Act, and Trust Business Act
Kookmin Credit Card Co., Ltd.	Loan Specialization Financial Business Act, and Credit Card Business Act
Kookmin Venture Capital Co., Ltd., Kookmin Investment Co., Ltd., and Frontier Investment Corp.	Act on support for foundation of small and medium sized companies, and Loan Specialization Financial Business Act
Kookmin Leasing Co., Ltd. and Jooeun Leasing Co., Ltd.	Accounting Standards for Leasing Transactions, Loan Specialization Financial Business Act
Kookmin Bank Investment Trust Mgt Co., Ltd. and Jooeun Investment Trust Mgt Co., Ltd.	Securities Investment Trust Business Act, and Accounting Standards for Securities Investment Trust Business
Kookmin Futures Co., Ltd.	Supervisory Guidelines on Futures Trading
Jooeun Real Estate Trust Co., Ltd.	Trust Business Act
Jooeun Industrial Co., Ltd.	Accounting Standard for Construction Industry
Jooeun Credit Information Co., Ltd.	Act on the use and protection of credit Information

Principles of Consolidation
The Bank records differences between the cost basis of investment accounts and the corresponding capital accounts of subsidiaries at the time of acquisition as goodwill.

When net losses attributable to minority interests exceed the minority interest in the equity of the subsidiary, the excess is charged to the equity of the Bank. When the subsidiaries report income, the minority interest portion of such income is allocated to the equity of the Bank until the minority interest's share of net losses previously charged to the Bank has been fully recovered.

If the fiscal year-end of subsidiaries is different from that of the Bank, financial statements of such subsidiaries were prepared as of and for the year then ended December 31 for consolidation purposes.

All significant intercompany transactions and account balances among the consolidated companies are eliminated in consolidation.

Recognition of Interest Income
Interest income on loans and debt securities is recognized on an accrual basis. However, interest income on delinquent and dishonored loans and debt securities, other than those subject to security deposits and guaranteed by financial institutions, is recognized on a cash basis. Accordingly, unaccrued interest income amounted to ₩631,113 million and ₩508,860 million as of December 31, 2001 and 2000, respectively.

Translation of Foreign Currency
Assets and liabilities denominated in foreign currencies are translated into Korean Won at the exchange rates prevailing at the balance sheet date. The resulting exchange gains or losses are included in other non-interest income or expenses.

The exchange rate used to translate foreign currency denominated assets and liabilities are ₩1,326.1 : US$1 , ₩1,923.11 : GBP1, and ₩1,172.6 : EUR1 at December 31, 2001 and ₩1,259.7 : US$1 , ₩1,880.86 : GBP1, and ₩1,187.27 : EUR1 at December 31, 2000, respectively.

Consolidated leasing companies have foreign debts incurred for acquisition of operating lease assets. The foreign exchange gains and losses from translating these amounts are deferred and accreted or amortized over the future payment term of the related operating leases. For the year ended December 31, 2001, the accretion and amortization of deferred foreign exchange gains and losses are ₩11,813 million and ₩25,069 million, respectively.

Allowances for Loan Losses
The Bank applies its internal credit rating system, Forward Looking Criteria ("FLC"), to corporate loans in order to classify the borrowers into 10 credit risk categories (AAA, AA, A, BBB, BB, B, CCC, CC, C, D) and to determine allowances for loan losses. Credit risk classification under FLC is based on a scaled valuation of financial and non-financial risks with additional consideration of loan type, collateral and/or guarantees.

Allowances are determined by applying at minimum the following rates to the outstanding balances of each credit risk classification.

Credit Ratings	Credit Risk Classification	Allowance rates
AAA ~ B	Normal	0.5%
CCC	Precautionary	2%
CC	Sub-standard	20%
C	Doubtful	50%
D	Estimated loss	100%

However, the Bank does not apply FLC to small-sized corporate loans and consumer loans. Alternatively, the Bank classifies such loans by considering current financial status including delinquent number of days, bankruptcies and collateral value.

Subsidiaries of the Bank provide provision for loan losses based on a credit risk classification of loans and receivables in accordance with accounting standards for related subsidiaries' industry and relevant laws and regulations. The material difference between the provision for loan losses of a subsidiary and that applied by FLC of the Bank is accounted for as additional provision.

Present Value Discounts
Troubled debt restructuring loans, which are modified as to outstanding principal, interest rate, and/or maturity under programs such as workout, court receivership, court mediation, or debt restructuring agreements of parties concerned, are carried at present value if the difference between the book value and the present value of the restructured loan is significant. When estimating the present value of the loans, the consolidated companies apply the interest rate as of the inception of the loans except for the interest rate of variable rate loans and

extended maturity loans, which are adjusted to reflect the interest rate of the restructuring date. The present value discounts are recorded by reclassifying allowances for loan losses and if additional allowances need to be provided for, the additional allowances are provided and recognized as bad debt expense of the current period. These present value discounts are amortized using the effective interest method and are recognized as interest income. Allowances for loan losses on the restructured loans are provided for based on the loan balances net of present value discounts.

Additionally, the Bank recorded ₩28,868 million and ₩35,996 million of present value discounts as of December 31, 2001 and 2000, respectively, on long-term deposits placed with Bukook Mutual Savings & Finance Co., Ltd. (See Note 3), a subsidiary of the Bank sold in December 1999. Also, the receivables from disposal of foreclosed assets that are redeemed in long-term installments are recorded in the balance sheet net of the related present value discounts.

Securities

Marketable securities held for short-term capital gain purposes, which exclude stocks issued by associates and debt securities held to maturity, are classified as trading securities. Securities that are not classified as trading securities are classified as investment securities.

Securities are initially recorded at cost with incidental expenses added to compute the acquisition cost in applying the moving average or specific identification method. The subsequent valuation methods used for the securities are summarized as follows:

	Valuation Method	Recognition of Unrealized Gains and Losses
Trading securities	Fair value	Net income
Investment securities		
Available-for-sale securities and marketable equity securities	Fair value	Capital adjustments
Held-to-maturity securities and non-marketable equity securities	Cost	N/A
Investment in associates	Equity	Net income, retained earnings, or capital adjustments per source of the gain or loss

If the fair value of the investment securities are significantly below the book value and the impairment is determined to be other than temporary, the consolidated companies adjust the investment securities to their fair value and recognize the related impairment losses as a part of the current period non-operating expenses.

Fixed Assets and Related Depreciation

Property and equipment are recorded at cost, except for upward revaluation of certain assets in accordance with Korean Asset Revaluation Law. Routine maintenance and repairs are recognized as expenses as incurred. Expenditures that enhance the value or extend the useful life of the assets involved are capitalized as additions to property and equipment.

Depreciation is computed using the declining-balance method, except for buildings and structures, which are depreciated using the straight-line method. Depreciation is calculated based on the estimated average useful lives of the assets and is presented as accumulated depreciation, which is a contra account of property and equipment in the consolidated financial statements.

The estimated useful lives and depreciation methods of the property and equipment are as follows:

Property and Equipment	Depreciation Method	Estimated Useful Lifes
Buildings and structures	Straight-line method	20~60 years
Leasehold improvements	Straight-line method, Declining balance method	4~5 years
Machinery, equipment and vehicles	Straight-line method, Declining balance method	2~20 years

The Bank purchased total assets and liabilities of H&CB and applied the purchase method of accounting although the business combination took the legal form of a consolidation. In the course of the business combination, the Bank has changed the fractional year depreciation policy from the half-year convention to the monthly convention for property and equipment acquired during the current period. Also, the depreciation method for leasehold improvements has been changed from the straight-line method to the declining balance method. Due to the changes in accounting policy, depreciation expenses have been decreased by ₩30,104 million for the year ended December 31, 2001, compared to the amount which would have been calculated under the previous depreciation method.

Foreclosed assets acquired through, or in lieu of, loan foreclosure are stated at cost and are not depreciated. Unrealized losses, where the final bidding price at a public auction is below the book value, are recorded as valuation allowances, which is a contra account of foreclosed assets in the consolidated financial statements.

Intangible assets are amortized based on the following estimated average useful lives using the straight-line method and are presented in the consolidated financial statements net of accumulated depreciation.

Intangible Asset	Depreciation Method	Estimated Useful Life
Goodwill	Straight-line method	9 years
Trademarks	Straight-line method	1-10 years
Other	Straight-line method	4-30 years

In relation to the business consolidation with H&CB, the Bank recorded excess purchase cost over the net assets of H&CB as goodwill.

Stock Issuance Costs and Debenture Issuance Costs
Stock issuance costs are deducted from paid-in capital in excess of par value. Debenture issuance costs are recorded as discounts on debentures and amortized over the maturity of the debentures using the effective interest method.

Accrued Retirement Benefits
Employees and directors with more than one year of service as of December 31, 2001 are entitled to receive a lump-sum payment upon termination of their employment with the consolidated companies, based on their length of service and rate of pay at the time of termination. Additionally, the consolidated companies record pension fund deposits which grant the payment rights to its employees and contributions to the national pension fund as contra accounts of accrued retirement benefits.

Guarantees and Acceptances
By applying credit risk classification used for loans to the guarantees and acceptances, the consolidated companies record allowance for losses on outstanding guarantees and acceptances according to their classification as sub-standard, doubtful, or estimated loss (allowance rates are 20%, 50%, and 100%, respectively).

Deferred Income Taxes
The consolidated companies record the future tax effects of temporary differences between the financial and tax basis of assets and liabilities as deferred tax assets or liabilities. The cumulative effects of accounting changes adjust the beginning balance of retained earnings and thus result in temporary differences.

Bonds under Repurchase/Resale Agreements
Securities bought under resale agreements are recorded in loans as bonds purchased under resale agreements. Securities sold under repurchase agreements are recorded in borrowings as bonds sold under repurchase agreements.

Derivatives Instruments
The consolidated companies record the rights and obligations arising from derivative contracts on the consolidated balance sheet as assets and liabilities based on the fair values of such rights and obligations. Resulting unrealized gains or losses are included in net income.

Stock Options
The consolidated companies calculate the fair value of stock options at the grant date and allocate the resulting total cost over the contractual service period. The costs allocated to the current period are charged to operating expenses and capital adjustments.

National Housing Fund
The Bank, as designated by the Korean Government under the Housing Construction Promotion Law, manages the sources and uses of funds of the National Housing Fund (the "NHF") and records the related NHF account in other liabilities. In addition, the Bank pays interest, which is computed by multiplying the average balance of the NHF account by the temporary deposit interest rate, to the NHF.

Gains and Losses on Trust Management
The Bank's trust accounts ("the Trust Accounts") recognize as an expense the trust commissions paid to the banking accounts, equivalent of total trust revenue less total trust expenses and trustee benefits (including the guaranteed principle and minimum rate of return). The Bank recognizes these trust commissions as a gain on trust management in other operating income. The trust commissions for money in trusts consist of base fees of 0.5% ~ 2.0% (depending on trust fund types) and special fees of 4.0% or less applied to the invested capital.

Translation of Foreign Currency Financial Statements of Foreign Entities
Accounting records of the overseas branches and subsidiaries are maintained in a foreign currency prevailing in their respective countries. For presentation in the accompanying consolidated financial statements, the financial statements of the branches and subsidiaries have been translated into Korean Won, using exchange rates published by Korea Financial Telecommunications and Clearings Institute as of December 31, 2001 and 2000.

Statement of Cash Flows
In preparation of the statement of cash flows, the consolidated companies have presented net amounts of cash inflows and cash outflows for loans and deposits.

Consolidation Adjustment
The accompanying consolidated financial statements reflect certain consolidation adjustments as follows:

		Net income (loss)		Retained earnings
Aggregate balances of each entity	₩	1,323,716	₩	1,706,921
Consolidation Adjustments:				
Elimination of shareholdings		(1,470)		(44,307)
Minority interest in earnings or losses, net		(120,557)		31
Reversal of the equity method		(358,003)		(498,822)
Reversal of equity conversion		83,803		174,751
Elimination of provisions for loan losses for consolidated subsidiaries		(88,180)		214,232
Additional provisions for loan losses for consolidated subsidiaries		1,689		(29,516)
Change in foreign exchange rate		(7,743)		3,836
Other		3,620		(8,062)
Balances in the consolidated financial statements	₩	836,875	₩	1,519,064

3. Cash and Due from Banks

Cash and due from banks at December 31, 2001 and 2000 are summarized as follows (in millions of Won):

	Type		2001		2000
Cash on hand					
Cash in Won		₩	2,553,714	₩	1,768,081
Cash in foreign currency			147,314		73,577
			2,701,028		1,841,658
Due from banks in Won					
The Bank of Korea	Reserve deposits		3,450,528		832,919
Banks	Certificates of deposits and others		238,866		915,683
Other financial institutions	Deposits at insurance companies and others		1,144,971		1,550,953
Other	Futures margin accounts and others		6,330		8,233
			4,840,695		3,307,788
Present value discounts (*1)			(28,868)		(35,996)
			4,811,827		3,271,792
Due from banks in foreign currencies(*2)					
The Bank of Korea	Deposit on demand		33,795		92,201
Domestic banks	Time deposits		125,798		964,888
Foreign local banks	Time deposits		146,565		95,008
Other	Other deposits		23,433		137,493
			329,591		1,289,590
		₩	7,842,446	₩	6,403,040

(*1) Present value discounts are recorded in relation to the ₩140,000 million of time deposits (1% interest, longer than 5 years maturity) placed with Hansol Mutual Savings & Finance Co., Ltd. on the sale of Bukook Mutual Savings & Finance Co., Ltd., a subsidiary of the Bank, during 1999.

(*2) According to the amendment of related regulation, due from banks in foreign currencies was reclassified to inter-bank foreign currency loans asof October 1, 2001 when the Bank placed the foreign currency deposits with other banks for the purpose of interest income under the agreement in which the principal is withdrawn at maturity only.

Included in cash and due from banks as of December 31, 2001 and 2000 are the following restricted deposits (in millions of Won):

	2001	2000	Restrictions
Reserve deposits in the Bank of Korea	₩ 3,450,528	₩ 832,919	General Banking Act
Deposits at Bukook Mutual Savings & Finance Co., Ltd. and others	145,000	783,700	Withdrawal at maturity
Deposits at insurance companies	749,723	408,193	Borrowings
Deposits in foreign currencies in the Bank of Korea	33,795	97,239	General Banking Act
Cash management accounts	-	3,532	Withdrawal at maturity
Deposit in Korea Futures Exchange and others	22,749	164,187	Guarantee deposit and others
	₩ 4,401,795	₩ 2,289,770	

The maturities of the due from banks as of December 31, 2001 are summarized as follows (in millions of Won):

At December 31, 2001	Due from Banks in Won	Due from Banks in Foreign Currencies	Total
Due in 90 days or less	₩ 3,827,269	₩ 316,266	₩ 4,143,535
Due after 90 days through 180 days	102,644	13,325	115,969
Due after 180 days through 1 year	652,723	-	652,723
Due after 1 year through 2 years	115,000	-	115,000
Due after 2 years through 3 years	50,000	-	50,000
Due after 3 years through 4 years	90,000	-	90,000
Due after 4 years through 5 years	-	-	-
Thereafter	3,059	-	3,059
	₩ 4,840,695	₩ 329,591	₩ 5,170,286

4. Trading securities

Trading securities as of December 31, 2001 and 2000 comprise the following (in millions of Won):

			Balance Sheet Amount	
Type	Par Value	Beginning Balance	2001	2000
Listed equity securities	₩ -	₩ 61,667	₩ 56,590	₩ 22,072
Government and municipal bonds	1,535,989	1,767,604	1,769,831	1,621,297
Finance Debentures	2,004,448	2,155,309	2,102,761	871,294
Corporate bonds	2,957,050	2,993,534	2,839,845	1,153,594
Beneficial certificates	-	4,157,132	4,148,264	119,846
Trading securities in foreign currencies	59,535	58,713	58,128	17,417
Other (*)	601,510	839,671	658,919	-
		₩ 12,033,630	₩ 11,634,338	₩ 3,805,520

(*) Other securities consist mainly of commercial paper in trust accounts.

Trading debt securities in Won are recorded at fair value using the market yield of bonds provided by the Korea Securities Dealers Association.

Trading securities risk concentrations as of December 31, 2001 are as follows (in millions of Won):

	Securities in Won		Securities in Foreign Currencies	
	Amount	%	Amount	%
By Geography				
- Korea	₩ 11,576,210	₩ 100.00	₩ 57,502	98.92
- Hong Kong	-	-	35	0.06
- Argentina	-	-	591	1.02
	₩ 11,576,210	₩ 100.00	₩ 58,128	100.00
By Industry				
- Government	₩ 2,924,992	₩ 25.27	₩ 1,326	2.28
- Financial institutions	5,675,694	49.03	42,949	73.89
- Other	2,975,524	25.70	13,853	23.83
	₩ 11,576,210	₩ 100.00	₩ 58,128	100.00
By Type				
- Fixed rate	₩ 6,587,951	₩ 56.91	₩ 38,991	67.08
- Floating rate	4,846,846	41.87	17,186	29.57
- Equity securities	56,590	0.49	34	0.06
- Convertible bond	-	-	1,326	2.28
- Other	84,823	0.73	591	1.01
	₩ 11,576,210	₩ 100.00	₩ 58,128	100.00

The maturities of the trading debt securities as of December 31, 2001 are summarized as follows (in millions of Won):

At December 31, 2001	Government and Municipal Bonds	Finance Debentures	Corporate Bonds	Other (*)	Foreign Currencies	Total
Due in 90 days or less	₩ 44,490	₩ 280,104	₩ 263,916	₩ 4,660,273	₩ 43,575	₩ 5,292,358
Due after 90 days through 180 days	47,031	176,773	233,084	82,255	-	539,143
Due after 180 days through 1 year	81,764	615,474	313,861	60,229	13,227	1,084,555
Due after 1 year through 2 years	563,867	1,020,153	768,077	4,426	1,326	2,357,849
Due after 2 years through 3 years	538,987	10,257	555,955	-	-	1,105,199
Due after 3 years through 4 years	293,973	-	50,790	-	-	344,763
Due after 4 years through 5 years	199,450	-	395,904	-	-	595,354
Thereafter	269	-	258,258	-	-	258,527
	₩ 1,769,831	₩ 2,102,761	₩ 2,839,845	₩ 4,807,183	₩ 58,128	₩11,577,748

(*) Other is the sum of beneficial certificates and other securities.

5. Investment Securities

Investment securities at December 31, 2001 and 2000 are as follows (in millions of Won):

Type	Balance Sheet Amount 2001	Balance Sheet Amount 2000
Equity securities		
- Marketable equity securities	₩ 366,512	₩ 135,594
- Non-marketable equity securities	499,011	307,008
- Domestic related parties	58,655	-
	924,178	442,602
Investment in special funds		
- Stock market stabilization fund	23,178	14,498
- Investment union fund	44,901	38,997
	68,079	53,495
Government and municipal bonds	3,795,572	3,266,311
Finance debentures	3,317,256	2,555,254
Corporate bonds	13,174,726	7,903,857
Beneficial certificates	3,762,445	1,545,447
Securities lent	198,934	-
Other investment securities (1)	2,079	-
Securities denominated in foreign currencies		
- Related parties (2)	2,303	2,187
- Foreign equity securities	35,640	27,569
- Debt investment securities	1,371,796	1,042,425
	1,409,739	1,072,181
	₩ 26,653,008	₩ 16,839,147

(1) Other investment securities include commercial paper.

(2) The issuer of securities in related parties denominated in foreign currencies is Kookmin Singapore (Merchant Bank) Ltd. which is in the process of liquidation and excluded from the scope of consolidation.

At December 31, 2001, the amortized amount and balance sheet amount of the investment debt securities are as follows (in millions of Won):

Type	Par Value	Beginning Balance	Amortized Amount	Balance Sheet Amount
Available for sale				
- Government and municipal bonds	₩ 1,724,382	₩ 1,763,949	₩ 1,731,226	₩ 1,766,000
- Finance debentures	1,999,512	1,963,940	1,955,286	1,968,347
- Corporate bonds	3,953,325	4,256,934	4,138,898	4,147,798
- Securities denominated in foreign currencies	1,268,630	1,008,439	1,023,411	992,641
	8,945,849	8,993,262	8,848,821	8,874,786
Held to maturity				
- Government and municipal bonds	2,008,427	2,021,126	2,029,572	2,029,572
- Finance debentures	1,364,516	1,349,237	1,348,909	1,348,909
- Corporate bonds	8,904,319	9,051,448	9,026,928	9,026,928
- Securities denominated in foreign currencies	519,671	514,756	379,155	379,155
	12,796,933	12,936,567	12,784,564	12,784,564
	₩ 21,742,782	₩ 21,929,829	₩ 21,633,385	₩ 21,659,350

Available-for-sale debt securities in Won are recorded at fair value using the market yield of bonds provided by the Korea Securities Dealers Association.

Government and municipal bonds sold under repurchase agreements of ₩2,955,442 million and ₩232,975 million as of December 31, 2001 and 2000, respectively, are included in the investment securities (See Note 11).

Equity securities in related parties as of December 31, 2001 and 2000 are as follows (in millions of Won):

Issuer	Ownership (%)	Acquisition Cost	Beginning Balance	Unrealized Gains and Losses NI	R/E	C/A	Balance Sheet Amount 2001	2000
Korea Mortgage Corp.	28.22	₩30,628	₩ 30,628	₩ 1,859	₩ -	₩ -	₩ 32,487	₩ -
ING Life Co., Ltd.	20.00	21,768	21,768	3,123	-	-	24,891	-
Korea Asset Investment Co., Ltd.	49.79	3,827	3,827	(1,797)	-	(753)	1,277	-
KLB Securities Co., Ltd.(*)	36.41	10,316	-	-	-	-	-	-
KLB Economic Research Institute(*)	-	-	-	-	-	-	-	-
Kookmin Singapore Ltd.(*)	100.00	26,585	2,303	-	-	-	2,303	2,187
		₩93,124	₩ 58,526	₩ 3,185	₩ -	₩ (753)	₩ 60,958	₩ 2,187

(*) KLB Securities Co., Ltd. and Kookmin Singapore (Merchant Bank), Ltd. are in the process of liquidation. KLB Economic Research Institute has completed its liquidation.

The beginning balance is adjusted by foreign exchange rate from the prior year's book value. The balance sheet amount is recorded using the most recent financial information of related parties.

Equity securities, excluding equity securities in related parties, as of December 31, 2001 are as follows (in millions of Won):

Issuer	Ownership (%)	Beginning Balance	Fair Value / Net Asset Value(*1)	Balance Sheet Amount
Marketable equity securities (KSE)				
- Hyundai Construction Co., Ltd.	7.22	₩ 145,662	₩ 101,737	₩ 101,737
- SK Securities Co., Ltd.	5.59	26,896	36,317	36,317
- Daewoo Securities Co., Ltd.	1.60	15,504	31,008	31,008
- Kia Motors Corp.	0.84	22,308	27,667	27,667
- Hankang Restructuring Fund	6.25	22,482	25,859	25,859
- Daewoo Electronics Co., Ltd.	5.71	23,800	18,698	18,698
- Shinwon Corp.	9.88	11,730	12,160	12,160
- Korea Zinc Co., Ltd.	2.84	6,081	10,716	10,716
- INI Steel Co., Ltd.	2.04	8,723	9,854	9,854
- Samsung Electronics Co., Ltd. and other		54,923	59,167	59,167
- Securities held by subsidiaries		1,900	7,667	7,667
		340,009	340,850	340,850
Marketable equity securities (KOSDAQ)				
- Chohung Capital Co., Ltd.	9.75	8,135	4,755	4,755
- Raygen Co., Ltd.	1.65	768	1,104	1,104
- Shinbo Capital Corp. and other		5,770	3,508	3,508
- Securities held by subsidiaries		23,919	16,295	16,295
		38,592	25,662	25,662
Non-marketable equity securities				
- Mutual Funds (*2)	8.12	147,256	140,042	140,042
- Korea Housing Guarantee Co., Ltd.	11.79	53,329	59,434	53,329
- Dongbu Electronics Co., Ltd.	6.61	30,000	29,766	30,000
- Hyundai Petrochemical Co., Ltd.	9.31	20,173	47,417	20,173
- Korea I Com Co., Ltd.	1.04	18,789	18,896	18,789
- Korea Telecom ICOM	1.04	18,676	18,676	18,676
- The Korea Securities Finance Corp.	2.40	8,160	10,061	8,160
- Korea Asset Management Corp.	5.38	7,827	8,280	7,827
- Samsung Life Insurance Co., Ltd.	0.11	7,479	2,415	7,479
- Korea Highway Corp.	0.12	6,248	12,104	6,248
- Korea Vilene Co., Ltd. and other		74,924	73,370	68,779
- Securities held by subsidiaries		127,546	54,593	119,509
		520,407	475,054	499,011

Issuer	Ownership (%)	Beginning Balance	Fair Value / Net Asset Value(*1)	Balance Sheet Amount
Foreign equity securities				
- Asia Credit Services (PTE) Ltd.	6.67	13,261	10,620	13,261
- Pan Asia Paper (Thailand) Co., Ltd.	2.94	3,514	1,961	3,522
- AFIC	2.17	3,315	2,027	3,315
- Nanjing Kumho Tire Co., Ltd.	6.00	2,821	2,053	2,821
- IDLC and other		4,827	11,093	4,701
- Securities held by subsidiaries		9,808	5,202	8,020
		37,546	32,956	35,640
		₩ 936,554	₩ 874,522	₩ 901,163

(*1) Net asset value is calculated using the most recent financial information of investees.

(*2) Investments in mutual funds are calculated using net asset value per share provided by restructuring funds which consist of Seoul Debt-Restructuring Fund, Arirang Restructuring Fund, and Mukungwha Restructuring Fund formed to support corporate restructuring.

Impairment losses on investment securities for the year ended December 31, 2001 are as follows (in millions of Won):

	Beginning Balance	Impairment Loss	Book Value
Non-marketable equity securities			
- Daehan Investment Trust Securities Co., Ltd.	₩ 5,000	₩ 5,000	₩ -
- Neobill Co., Ltd.	229	169	60
- Daewoo Corp.	495	495	-
- Samho Heavy Industries Co., Ltd.	480	480	-
- Samsung Life Insurance Co., Ltd.	12,492	2,631	9,861
- Taekson Biotech Co., Ltd.	170	170	-
- Hestia Co., Ltd.	1	1	-
- Admos Co., Ltd.	1	1	-
- Kino Net Co., Ltd.	3,070	3,020	50
- Korea Housing Guarantee Co., Ltd	53,899	565	53,334
- Happy Telecom Co., Ltd.	1,832	1,649	183
	77,669	14,181	63,488
Corporate bonds			
- Dong-Ah Construction Industrial Co., Ltd.	820	820	-
- Daewoo Telecom. Ltd.	3,445	984	2,461
- Hynix Semiconductor Inc.	1,945	1,556	389
- Subordinated securities	243,794	63,300	180,494
- JERECO Asset Securtization Specialty Co., Ltd.	4,043	1,284	2,759
- Hanaro2 ABS Specialty Co., Ltd.	350	347	3
	254,397	68,291	186,106
Debt securities denominated in foreign currencies			
- Hynix Semiconductor Inc.	13,372	6,742	6,630
- Daewoo Electronics Co., Ltd.	1,188	1,140	48
- Jindo Corp.	1,131	1,108	23
- Jindo Hong Kong Ltd.	2,649	2,596	53
- Daewoo Corp.	348	348	-
- Etronics Corp.	308	308	-
- Daewoo Telecom Ltd.	1,449	1,161	288
- Kohap Corp.	995	597	398
- Orion Electric Co., Ltd.	5,570	4,376	1,194
- Daewoo Hong Kong Ltd.	398	398	-
- Jinro Hong Kong Ltd.	2,166	2,100	66
- Securities held by K.B. Luxemburg S.A.(*)	55,436	10,218	45,218
- Securities held by K.B. Int'l Ltd.(London)(*)	72,880	256	72,624
- Securities held by Kookmin Leasing & Finance (H.K.)(*)	55,893	10,997	44,896
- Securities held by Kookmin Finance Asia Ltd. (H.K.)(*)	124,549	1,128	123,421
	338,332	43,473	294,859
	₩ 670,398	₩ 125,945	₩ 544,453

(*) Overseas subsidiaries record book value of investment securities with an allowance for investment securities, a contra account of investment securities. Accordingly, impairment losses on investment securities of overseas subsidiaries result from the increase in the allowance for investment securities.

Realized gains and losses on investment securities included in net income for the year ended December 31, 2001 are summarized as follows (in millions of Won):

	Beginning Balance	Fair Value/Net Asset Value	Realized Gains
Investment in special funds			
- Stock market stabilization fund	₩ 11,438	₩ 23,178	₩ 11,740
Beneficial certificates			
- Special fund for corporate bonds	1,844,708	1,918,487	73,779
	₩ 1,856,146	₩ 1,941,665	₩ 85,519

As most of the operating assets in the funds are composed of short-term financial assets, the related gains and losses are recognized in the current year as realized gains and losses on investment in special funds.

Investment securities risk concentrations as of December 31, 2001 are as follows (in millions of Won):

	Securities in Won (*)		Securities in Foreign Currencies	
	Amount	%	Amount	%
By Geography				
- Korea	₩ 25,044,335	100.00	₩ 938,041	66.54
- Thailand	-	-	20,981	1.49
- Malaysia	-	-	96,294	6.83
- Indonesia	-	-	57,399	4.07
- Philippines	-	-	107,423	7.62
- India	-	-	43,223	3.07
- South America	-	-	24,342	1.73
- U.S.A.	-	-	29,061	2.06
- Japan	-	-	18,770	1.33
- Other	-	-	74,205	5.26
	₩ 25,044,335	100.00	₩ 1,409,739	100.00
By Industry				
- Governmental Institution	₩ 1,102,545	4.40	₩ 124,089	8.80
- Financial institutions	4,811,592	19.21	389,098	27.60
- Other	19,130,198	76.39	896,552	63.60
	₩ 25,044,335	100.00	₩ 1,409,739	100.00
By Type				
- Fixed rate	₩ 14,126,475	56.41	₩ 508,379	36.06
- Floating rate	5,283,602	21.10	531,193	37.68
- Subordinated	621,595	2.48	98,771	7.01
- Convertible	2,612	0.01	133,305	9.46
- Equity securities	924,178	3.69	37,942	2.69
- Other	4,085,873	16.31	100,149	7.10
	₩ 25,044,335	100.00	₩ 1,409,739	100.00

(*) Securities lent of 198,934 million won are not included in Won securities

The maturities of the investment securities, excluding investment equity securities, investment in special funds and securities lent, as of December 31, 2001 are summarized as follows (in millions of Won):

At December 31, 2001	Government &Municipal Bonds	Finance Debentures	Corporate Bonds	Beneficial Certificates	Securities in Foreign Currencies	Other	Total
Due in 90 days or less	₩ 343,991	₩1,028,430	₩ 532,683	₩1,768,255	₩ 125,720	₩ 2,079	₩ 3,801,158
Due after 90 days through 180 days	260,559	831,602	422,077	30,181	183,994	-	1,728,413
Due after 180 days through 1 year	565,867	382,598	894,769	1,831,820	233,861	-	3,908,915
Due after 1 year through 2 years	726,408	696,641	6,184,597	132,189	260,740	-	8,000,575
Due after 2 years through 3 years	979,700	288,403	2,738,156	-	173,659	-	4,179,918
Due after 3 years through 4 years	737,292	89,582	1,323,481	-	27,590	-	2,177,945
Due after 4 years through 5 years	96,201	-	501,781	-	128,775	-	726,757
Thereafter	85,554	-	577,182	-	237,457	-	900,193
	₩3,795,572	₩3,317,256	₩13,174,726	₩3,762,445	₩1,371,796	₩ 2,079	₩25,423,874

Currency concentrations of investment securities as of December 31, 2001 are as follows (in millions of Won):

	Trading Securities Denominated in Foreign Currencies		Investment Securities Denominated in Foreign Currencies	
	Amount	%	Amount	%
USD	₩ 58,094	99.94	₩ 1,324,177	93.93
JPY	-	-	48,877	3.47
SFR	-	-	336	0.02
BDT	-	-	1,703	0.12
DEM	-	-	11,426	0.81
THB	-	-	6,139	0.44
PHP	-	-	509	0.04
MYR	-	-	7,686	0.55
IDR	-	-	243	0.02
HKD	34	0.06	13	0.00
CHF	-	-	2,586	0.18
CAD	-	-	2,543	0.18
EUR	-	-	3,501	0.24
	₩ 58,128	100.00	₩ 1,409,739	100.00

Securities lent as of December 31, 2001 are as follows (in millions of Won):

Company	Purpose	Security	Amount
LG Engineering & Construction Co., Ltd.	Collateral	Corporate bonds	₩ 188,609
Korea Development Corp.	Collateral	Governmental & municipal bonds	10,325
			₩ 198,934

Trading and investment securities of ₩ 7,437,448 million (par value) can be discounted at the Bank of Korea as of December 31, 2001.

6. Loans

Loans outstanding as of December 31, 2001 and 2000 are summarized as follows (in millions of Won):

		Balance Sheet Amount	
Account	Detailed Account	2001	2000
Loans in Won Currency			
Corporate loans			
- Operation loans	General operation loans	₩ 22,829,596	₩ 17,115,005
	Notes discounted	2,235,289	1,726,986
	Overdraft accounts	397,592	281,945
	Trading notes	736,886	511,310
	Other operation loans	2,545,620	1,077,880
		28,744,983	20,713,126
- Facility loans	General facility loans	3,117,383	3,162,177
	Special purpose loans	417,174	364,927
	Other facility loans	899,890	861,803
		4,434,447	4,388,907
		33,179,430	25,102,033
Consumer loans	General consumer loans	34,367,459	14,007,558
	Consumer housing loans	25,181,841	1,663,904
	Consumer benefit loans	57,099	47,369
	Other consumer loans	385,488	160,376
		59,991,887	15,879,207
Public loans	Public operation loans	730,598	1,914,841
	Public facility loans	57,211	49,508
		787,809	1,964,349
Other loans	Employee savings loans	154,069	244,479
	Inter-bank loans	36,110	51,343
	Other	7,740	3,792
		197,919	299,614
Trust accounts	Loans on real estate collateral	233,232	301,942
Subsidiaries	Investment in direct financing leases	214,040	410,607
	Other	182,668	1,220,103
		396,708	1,630,710
		94,786,985	45,177,855
Loans in foreign currencies	Domestic funding loans	2,031,655	1,872,235
	Overseas funding loans	1,102,198	1,079,847
	Inter-bank loans	842,255	-
	Government funding loans	6,968	15,763
	Domestic usance bills	286,155	2,808
	Investment in direct financing leases	249,953	-
		4,519,184	3,185,551
		₩ 99,306,169	₩ 48,363,406

Restructured loans due to commencement of workout plans or other similar restructuring programs at December 31, 2001 are as follows (in millions of Won):

	Balances before Restructuring	Settlements by issuance or grants of: Exemption	Convertible Loans(**)	Equity Securities	Convertible Bonds	Balances after Restructuring	Present Value Discounts
Workout	₩1,020,594	₩ 38,737	₩ 34,352	₩ 154,933	₩ 152,230	₩ 640,342	₩ 36,288
Court receivership	218,673	-	-	30,850	1,098	186,725	31,861
Court mediation	181,023	-	10,108	-	-	170,915	9,770
Other (*)	188,435	-	174,588	-	-	13,847	68
	₩1,608,725	₩ 38,737	₩ 219,048	₩ 185,783	₩ 153,328	₩1,011,829	₩ 77,987

(*) Loans convertible into equity securities of Hynix Semiconductor Inc. of ₩174,364 million and Seohan Corp. of ₩224 million are included in other.

(**) The loans, or portions thereof, that are agreed to debt restructuring by issuance or grants of equity are separately classified as loans convertible into equity securities as of the agreement date. The loans convertible into equity securities are stated at the lower of nominal amount or the fair value of the to-be-converted equity interest. The difference between the nominal amount and the fair value of equity interest is adjusted in related allowance for loan losses.

The maturities of loans as of December 31, 2001 are as follows (in millions of Won):

At December 31, 2001	Loans in Won	Loans in Foreign Currencies	Bills Bought(*)	Credit card Accounts	Call loans	Privately placed Debentures	Other	Total
Due in 90 days or less	₩10,991,373	₩ 1,848,207	₩ 808,879	₩11,076,296	₩1,496,917	₩ 214,267	₩ 795,405	₩27,231,344
Due after 90 days through 180 days	11,003,303	402,223	198,309	212,824	-	158,357	25,861	12,000,877
Due after 180 days through 1 year	24,517,098	267,594	13,181	1,638,695	-	664,243	67,954	27,168,765
Due after 1 year through 2 years	9,356,689	286,329	22,081	581,737	-	324,295	8,524	10,579,655
Due after 2 years through 3 years	22,299,633	415,245	6,855	403,447	-	320,232	-	23,445,412
Due after 3 years through 4 years	3,459,685	111,134	7,867	58,023	-	251,700	632	3,889,031
Due after 4 years through 5 years	2,979,029	244,273	-	75,283	-	58,300	-	3,356,885
Thereafter	10,180,185	944,179	-	42,529	-	8,185	212,831	11,387,909
	₩94,786,985	₩ 4,519,184	₩1,057,172	₩14,088,834	₩1,496,917	₩ 1,999,579	₩ 1,111,207	₩119,059,878

(*) Bills bought in Won and Bills bought in foreign currencies

Loan risk concentrations by country as of December 31, 2001 are as follows (in millions of Won):

	Loans in Won	Loans in Foreign Currencies	Other	Total	Percentage (%)
Korea	₩ 94,786,985	₩ 3,410,143	₩ 19,721,879	₩ 117,919,007	99.04
Japan	-	83,544	-	83,544	0.07
China	-	121,721	-	121,721	0.10
Southeast Asia	-	462,295	-	462,295	0.39
Russia	-	131,284	-	131,284	0.11
Europe	-	12,595	3,982	16,577	0.01
Other	-	297,602	27,848	325,450	0.28
	₩ 94,786,985	₩ 4,519,184	₩ 19,753,709	₩ 119,059,878	100.00

Loan risk concentrations by industry as of December 31, 2001 are as follows (in millions of Won):

	Loans in Won	Loans in Foreign Currencies	Other	Total	Percentage (%)
Manufacturing companies	₩ 11,280,309	₩ 1,522,141	₩ 94,506	₩ 12,896,956	10.83
Financial institutions	525,711	1,652,027	2,203,626	4,381,364	3.68
Service companies	2,563,966	99,297	47,896	2,711,159	2.28
Other	20,097,745	1,243,706	3,378,680	24,720,131	20.76
	34,467,731	4,517,171	5,724,708	44,709,610	37.55
Households	60,319,254	2,013	14,029,001	74,350,268	62.45
	₩ 94,786,985	₩ 4,519,184	₩ 19,753,709	₩ 119,059,878	100.00

Loan risk concentrations by customer as of December 31, 2001 are as follows (in millions of Won):

	Loans in Won	Loans in Foreign Currencies	Other	Total	Percentage (%)
Industrial loans	₩ 33,667,962	₩ 4,484,520	₩ 5,184,708	₩ 43,337,190	39.40
Household loans	60,319,254	2,013	14,029,001	74,350,268	62.45
Public and other loans	799,769	32,651	540,000	1,372,420	1.15
	₩ 94,786,985	₩ 4,519,184	₩ 19,753,709	₩ 119,059,878	100.00

7. Allowances for Loan Losses

As of December 31, 2001 and 2000, allowances for loan losses are as follows (in millions of Won):

Allowance for	**2001**	2000
Loans in Won	₩ 1,586,897	₩ 1,421,222
Loans in foreign currencies	293,304	357,828
Bills bought in Won and bills bought in foreign currencies	97,269	61,854
Payments on guarantees	91,838	108,198
Credit card accounts	355,890	1,768
Privately placed debentures	101,834	163,086
Loans convertible into equity securities	46,719	56,661
Other loans	22,726	32,324
Other (*)	44,693	47,566
	₩ 2,641,170	₩ 2,250,507

(*) Other includes an allowance of ₩21,102 million for estimated losses from repurchase of not yet repurchased loans (See Note 17).

As of December 31, 2001, allowances for loan losses and credit risk classifications are as follows (in millions of Won):

		Normal	Precautionary	Substandard	Doubtful	Estimated Loss	Total
Loans in Won	Loan balance	₩88,654,435	₩3,571,631	₩1,623,415	₩ 672,826	₩ 196,986	₩ 94,719,293
	Allowances	442,410	177,347	384,908	385,246	196,986	1,586,897
	Percentage(%)	0.50	4.97	23.71	57.26	100.00	1.68
Loans in foreign currencies	Loan balance	3,579,116	393,192	365,125	145,925	28,482	4,511,840
	Allowances	13,531	32,894	115,430	102,967	28,482	293,304
	Percentage(%)	0.38	8.37	31.61	70.56	100.00	6.50
Bills bought (*1)	Loan balance	945,545	13,911	2,189	89,252	5,536	1,056,433
	Allowances	4,690	2,574	1,007	83,462	5,536	97,269
	Percentage(%)	0.20	18.50	46.00	93.51	100.00	9.21
Payments on guarantees	Loan balance	3,734	10,450	98,941	73,520	12,566	199,211
	Allowances	19	1,494	31,957	45,802	12,566	91,838
	Percentage(%)	0.50	14.30	32.30	62.30	100.00	46.10
Credit card accounts	Loan balance	13,640,957	119,253	8	108,275	220,320	14,088,813
	Allowances	79,045	2,385	2	54,138	220,320	355,890
	Percentage(%)	0.58	2.00	25.00	50.00	100.00	2.53
RP (*2)	Loan balance	640,000	-	-	-	-	640,000
	Allowances	-	-	-	-	-	-
	Percentage(%)	-	-	-	-	-	-
Call loans	Loan balance	1,496,917	-	-	-	-	1,496,917
	Allowances	-	-	-	-	-	-
	Percentage(%)	-	-	-	-	-	-
Privately placed debentures	Loan balance	1,720,698	85,486	114,019	76,839	1,261	1,998,303
	Allowances	8,595	10,451	34,462	47,065	1,261	101,834
	Percentage(%)	0.50	12.23	30.22	61.25	100.00	5.10
Convertible loans (*3)	Loan balance	4,286	174,364	4,390	36,008	-	219,048
	Allowances	21	22,484	1,988	22,226	-	46,719
	Percentage(%)	0.50	12.89	45.28	61.73	-	21.33
Other loans	Loan balance	3,108	-	25,454	23,405	66	52,033
	Allowances	15	-	5,091	17,554	66	22,726
	Percentage(%)	0.50	-	20.00	75.00	100.00	43.68
Total loans	Loan balance	₩110,688,796	₩4,368,287	₩2,233,541	₩1,226,050	₩ 465,217	₩118,981,891
	Allowances	548,326	249,629	574,845	758,460	465,217	2,596,477
	Percentage(%)	0.50	5.71	25.74	61.86	100.00	2.18
Other allowances							44,693
Total allowances							2,641,170

The above amounts of loan balance are net of present value discounts.

(*1) Bills bought in Won and Bills bought in foreign currencies

(*2) Bonds purchased under resale agreements

(*3) Loans convertible into equity securities

For the years ended December 31, 2001 and 2000, the allowances for loan losses changed as follows (in millions of Won):

	2001	2000
Beginning Balance	₩ 2,250,507	₩ 2,367,392
Increase due to:		
Provision for loan losses	1,414,178	916,624
Business combination with H&CB	970,556	-
Collection of written-off loans	97,123	65,456
Troubled debt restructuring	45,458	-
Repurchase of loans sold	3,404	16,190
Reclassification	3,230	-
Change in exchange rates and other	27,763	58,153
	2,561,712	1,056,423
Decrease due to:		
Written-off loans	1,459,540	864,265
Sale of loans	382,236	125,147
Conversion of loans into equity securities	103,472	53,788
Exemption of loans	38,737	11,916
Set-off with present value discounts from troubled debt restructuring	32,967	118,192
Reclassification	145,656	-
Change in exchange rates and other	8,441	-
	2,171,049	1,173,308
Ending Balance	₩ 2,641,170	₩ 2,250,507

As of December 31, 2001, 2000 and 1999, the ratios of allowances for loan losses to loans are as follows (in millions of Won):

	2001	2000	1999
Loans(*)	₩ 118,981,891	₩ 60,463,017	₩ 45,587,398
Allowances for loan losses	2,641,170	2,250,507	2,367,392
Ratio (%)	2.22	3.72	5.19

(*) The above amounts of loans are net of present value discounts.

8. Fixed Assets:

Property and equipment at December 31, 2001 and 2000 comprise the following (in millions of Won):

	2001			2000		
	Acquisition Cost	Accumulated Depreciation	Net Carrying Value	Acquisition Cost	Accumulated Depreciation	Net Carrying Value
Land	₩1,226,141	₩ -	₩1,226,141	₩ 795,972	₩ -	₩ 795,972
Buildings and structures	885,132	101,967	783,165	601,710	88,243	513,467
Leasehold improvements	63,310	30,973	32,337	30,203	23,849	6,354
Equipment and vehicles	828,188	453,474	374,714	560,302	445,101	115,201
Leasing property(*)	167,845	-	167,845	-	-	-
Constructions in progress	5,774	-	5,774	5,440	-	5,440
	₩3,176,390	₩ 586,414	₩2,589,976	₩1,993,627	₩ 557,193	₩ 1,436,434

(*) Leasing property includes the land and construction expenditures of Jooeun Industrial Co., Ltd. in relation to its business of leasing houses construction.

In accordance with the General Banking Act, the Bank may only own business-purpose real property within its own equity capital amount.

All consolidated companies' property and equipment, other than those personal properties valued under £‹1,000 thousand, are covered by insurance policies of ₩1,103,582 million and ₩536,222 million as of December 31, 2001 and 2000, respectively. All vehicles are covered by legal and general insurance policies.

Intangible assets include goodwill, trademark rights, communication related utility rights, lease premiums, and £‹691,587million of goodwill due to the business combination with H&CB.

The Government-posted price of land as of December 31, 2001 and 2000 are as follows (in millions of Won):

	Book Value		Government-posted Price	
	2001	2000	**2001**	2000
Land for business purpose	1,226,141	795,972	1,014,740	609,750
Land for non-business purpose	4,253	8,520	13,492	5,543
	1,230,394	804,492	1,028,232	615, 293

9. Other Assets

Other assets at December 31, 2001 and 2000 comprise the following (in millions of Won):

	2001	2000
Guarantee deposits paid	₩ 1,251,727	₩ 661,179
Accounts receivable	1,764,224	1,274,179
Accrued income	1,344,564	1,249,113
Payments in advance	108,150	77,029
Prepaid expenses	54,664	44,967
Deferred tax assets (Note 27)	147,839	207,500
Derivative assets (Note 16)	277,699	503,855
Unsettled exchange assets	1,490,602	169,300
Leased property	123,875	123,962
Loans to trust accounts	313,511	-
Other	185,387	74,950
(Allowance for losses)	(204,986)	-
(Present value discounts)	(20,258)	-
	₩ 6,836,998	₩ 4,386,034

10. Deposits

Deposits at December 31, 2001 and 2000 comprise the following (in millions of Won):

	Annual Interest (%)	**2001**	2000
Deposits in Won			
- The Bank's demand deposits	0.0-0.5	₩ 10,816,856	₩ 4,040,316
- The Bank's savings deposits	0.5-12.0	101,950,655	49,163,310
- Trust accounts' deposits	-	5,397,428	1,574,687
- Subsidiaries' deposits	2.0	12,391	7,676
		118,177,330	54,785,989
Deposits in foreign currencies			
- The Bank's demand deposits	0.0-10.0	456,146	292,396
- The Bank's savings deposits	0.7-10.0	610,996	404,327
- Subsidiaries' deposits	0.0-5.75	50,421	71,291
		1,117,563	768,014
Certificates of deposit	4.0-4.5	1,154,056	2,424,947
		₩ 120,448,949	₩ 57,978,950

The maturities of deposits as of December 31, 2001 are as follows (in millions of Won):

At December 31, 2001	Deposits in Won	Deposits in Foreign Currencies	Certificates of Deposit	Total
Due in 90 days or less	₩ 60,300,239	₩ 881,058	₩ 912,073	₩ 62,093,370
Due after 90 days through 180 days	13,822,903	99,469	77,254	13,999,626
Due after 180 days through 1 year	19,039,006	59,643	164,729	19,263,378
Due after 1 year through 2 years	9,151,712	12,903	-	9,164,615
Due after 2 years through 3 years	4,236,405	602	-	4,237,007
Due after 3 years through 4 years	8,477,495	63,875	-	8,541,370
Due after 4 years through 5 years	949,377	-	-	949,377
Thereafter	2,200,193	13	-	2,200,206
	₩ 118,177,330	₩ 1,117,563	₩ 1,154,056	₩ 120,448,949

11. Borrowings

Borrowings as of December 31, 2001 and 2000 comprise the following (in millions of Won):

	Annual Interest (%)	2001	2000
Borrowings in Won			
Borrowings from the Bank of Korea	2.50-8.00	₩ 1,270,163	₩ 594,450
Borrowings from the government	0.00-8.30	989,162	540,317
Borrowings from banking institutions	4.75-9.55	1,386,637	1,520,960
Borrowings from National Housing Fund	3.00-8.00	141,304	-
Borrowings from non-banking financial Institutions	4.00-11.84	975,107	751,010
Other borrowings	2.20-9.30	3,445,022	1,523,176
		8,207,395	4,929,913
Borrowings in foreign currencies			
Borrowings from domestic banks	0.3-4.24	914,285	1,743,027
Borrowings from foreign banks	0.9-5.63	1,972,600	522,580
Borrowings from other financial institutions	0.46-2.0	150,629	31,712
		3,037,514	2,297,319
Bonds sold under repurchase agreement	2.5-7.55	2,955,442	232,975
Bills sold	4.1-4.5	79,443	1,161,546
Due to the Bank of Korea denominated in foreign currencies	-	126,501	265,677
Call money	0.58-5.5	2,701,216	762,234
		17,107,511	9,649,664
Present value discounts (*)		(34,829)	-
		₩ 17,072,682	₩ 9,649,664

(*) The present value discounts consist of ₩34,029 million and ₩800 million of Kookmin Leasing Co., Ltd. and Jooeun Leasing Co., Ltd., respectively, relating to the differences between the book value of long term borrowings and their present value modified under debt restructuring agreements.

The details of subordinated borrowings as of December 31, 2001 are as follows (in millions of Won):

Lender	Date of Contract	Annual Interest (%)	Amount	Maturity	Conditions
Korea Life Insurance	1996. 12. 31	9.00	₩ 10,000	2006. 12. 31	Monthly interest, full redemption at maturity
Co., Ltd.	1996. 12. 31	11.84	10,000	2006. 12. 31	Monthly interest in advance, full redemption at maturity
	1996. 12. 31	10.00	5,000	2006. 12. 31	Annual interest, full redemption at maturity
			₩ 25,000		

The maturities of the borrowings as of December 31, 2001 are as follows (in millions of Won):

At December 31, 2001	Won	Foreign Currencies	Other	Total
Due in 90 days or less	₩ 2,790,436	₩ 930,445	₩ 4,276,728	₩ 7,997,609
Due after 90 days through 180 days	868,048	732,237	468,929	2,069,214
Due after 180 days through 1 year	1,266,631	236,190	1,116,830	2,619,651
Due after 1 year through 2 years	1,105,249	458,369	115	1,563,733
Due after 2 years through 3 years	744,177	178,446	-	922,623
Due after 3 years through 4 years	428,288	153,522	-	581,810
Due after 4 years through 5 years	284,284	158,002	-	442,286
Thereafter	720,282	190,303	-	910,585
	₩ 8,207,395	₩ 3,037,514	₩ 5,862,602	₩ 17,107,511

12. Debentures

Debentures as of December 31, 2001 and 2000 are as follows (in millions of Won):

	Annual Interest (%)	2001	2000
Debentures in Won			
Subordinated debentures	6.34 - 16.00	₩ 3,634,082	₩ 1,503,702
Convertible debentures	-	69,468	-
Discounted debentures	4.12 - 10.54	2,208,599	1,572,000
Coupon debentures	4.60 - 13.00	1,797,479	3,297,148
Compound interest debentures	4.76 - 16.28	4,912,982	3,712,243
		12,622,610	10,085,093
Discounts on debentures		(124,561)	(91,157)
		12,498,049	9,993,936
Debentures in foreign currencies	2.58 - 3.83	1,369,967	1,663,648
Discounts on debentures		(6,801)	(9,706)
		1,363,166	1,653,942
		₩ 13,861,215	₩ 11,647,878

As of December 31, 2001, debentures in Won are as follows:

	Issuance Date	Billion Won	Annual Interest (%)	Maturity
Subordinated				
Floating rate	1997.12.24	₩ 572.3	7.34	2003.03.31
	1998.12.29	221.2	6.34	2004.03.31
	1998.12.29	88.3	7.34	2004.03.31
Fixed rate	1997.12.26	40.0	15.30	2002.12.26
	1997.12.29	100.0	16.00	2004.01.05
	1998.06.18	60.0	15.66	2003.07.18
	1998.06.23	174.9	15.02	2003.11.15
Sold over the counter	1997.01~08	104.9	11.04-15.66	2003.01~08
	2000.03.27	200.0	9.65	2005.03.27
	2000.06.28	254.0	9.04-9.10	2006.01.28
	2000.09.27	300.0	8.99	2006.01.27
	2000.09.28	150.0	8.79-8.85	2006.01.28
	2000.11.28	100.0	8.65-8.71	2006.02.28
	2000.11.28	162.0	9.57-9.65	2010.11.28
	2000.12.27	200.0	8.71	2006.01.27
	2001.05.28	200.0	7.60-7.65	2007.02.28
	2001.06.27	160.0	7.68	2008.03.27
	2001.06.27	217.5	7.86	2009.03.27
	2001.08.28	100.0	6.69-6.73	2007.08.28
	2001.09.28	150.0	6.69-6.73	2008.03.28
Non-subordinated				
Fixed rate	1999.05.28	30.0	8.05	2002.05.28
	1999.06.28	10.0	7.65	2002.06.28
	1999.07.28	79.9	7.88	2002.07.28
	2000.11.28	200.0	7.01	2003.11.28
	2000.12.28	160.0	7.01	2003.12.28
	2001.01.28	370.0	5.48-6.10	2002.01.28
	2001.02.28	230.0	5.12-5.48	2002.02.28
	2001.02.28	80.0	5.48	2004.02.28
	2001.03.28	92.1	5.12	2002.03.28
	2001.05.28	10.0	5.12	2002.05.28
	2001.06.28	310.0	5.12	2002.06.28
	2001.06.28	230.0	5.87	2004.06.28
	2001.07.28	300.0	5.12	2002.07.28
	2001.07.28	60.0	5.82-5.87	2004.07.28
	2001.08.28	190.0	4.85	2002.08.28
	2001.08.28	60.0	5.82	2004.08.28
	2001.10.28	50.0	4.21	2002.10.28
	2001.07.30	0.2	6.50	2002.07.30
	2000.10.27	10.0	9.76	2002.07.27
	2000.10.27	10.0	9.76	2002.10.27
	2000.12.28	10.0	9.28	2002.12.28
	-	1632.2	4.12-10.57	-
Housing debentures	1989.08~2000.09	1.6	6.28 - 16.28	1990.11~2005.03
Subordinated housing debentures	1997.12.31	52.0	7.34	2003.03.31
	1998.12.31	27.0	6.34	2004.03.31
Non-subordinated credit card account	1999.01~2001.12	4,793.1	4.60-10.5	2002.01~2004.11
Convertible debentures	2001.01~2001.09	69.4	-	2007.01~2015.10
		₩ 12,622.6		

As of December 31, 2001, debentures denominated in foreign currencies comprise the following:

	Issue Date	Thousands of Dollar		Annual Interest (%)	Maturity	Listings
Subordinated						
Floating rate	1996.12.30	USD	185,127	2.58-3.83	2006.12.30	Luxemberg
Fixed rate convertible	1999.06.14	USD	200,000	3.0	2005.06.14	Not listed
Non-subordinated						
Fixed rate	2000.04.20	SGD	100,000	5.0	2003.04.20	Not listed
Floating rate in Euro currency	1997.09.19	USD	100,000	2.77	2002.09.19	London
	1997.10.30	USD	33,340	3.18	2002.10.30	Not listed
	2000.03.09	USD	200,000	2.98	2002.03.11	Not listed
	2000.03.22	USD	20,000	2.98	2002.03.22	Not listed
	2000.03.24	USD	100,000	2.98	2003.03.24	Not listed
	2000.04.10	USD	61,500	2.93	2003.04.10	Not listed
	2000.04.10	USD	40,000	3.13	2003.04.10	Not listed
	2000.06.02	USD	10,000	3.28	2003.06.02	Not listed
	2000.08.10	USD	16,250	2.73	2002.08.12	Not listed
	2000.08.10	USD	12,500	2.88	2003.08.11	Not listed
USD Equivalent (in thousands of USD)		USD	1,033,080			
KRW Equivalent (in millions of Won)		KRW	1,369,967			

The Bank is authorized by the banking supervisory regulation to issue debentures amounting up to 300% of its equity. However, the debentures that are succeeded from the merger with KLB, on December 31, 1998, and the issuance of new debentures for the repayment of the debentures from KLB are excluded from the 300% of equity restrictions that would apply to other debenture issuances.

Among the debentures in foreign currencies, the subordinated debenture series issued during 1996 have annual call redemption options which can be exercised on or after 5 years from the issuance dates. USD 14,873 thousand of the Bank's own debentures in foreign currencies reacquired by the Bank are deducted from floating rate subordinated debentures.

The conversion terms of the convertible bonds outstanding in the debentures in won and in foreign currencies are as follows:

Convertible bonds in Won	Fixed rate subordinated CB Issued by Kookmin Leasing Co., Ltd	Fixed rate subordinated CB Issued by Jooeun Leasing Co., Ltd.
Face value	₩ 66,157,980,000	₩ 3,309,685,000
Issue price	₩ 66,157,980,000	₩ 3,309,685,000
Book value	₩ 66,157,980,000	₩ 3,309,685,000
Conversion price	5,000 per share	5,000 per share
Number of shares to be converted	13,231,596	661,937
Conversion stock	Registered common stock	Unregistered common stock
Issuance date	Sept. 17, 2001	Jan. 20, 2001
Maturity date	Oct. 31, 2015	Jan. 20, 2007
Convertible period	Sept. 18, 2002 ~ Sept. 30, 2015	Jan. 21, 2001 ~ Jan. 20, 2007

Convertible bonds in Foreign currency	Fixed rate subordinated CB
Face value	US$ 200,000,000
Issue price	US$ 200,000,000
Book value	KRW 265,220,000,000
Conversion price	22,123 per share
Convertible exchange rate	₩ 1,170.50 per US$
Issuance date	June 14, 1999
Maturity date	June 14, 2005

Convertible bonds in foreign currency are to be converted into registered common shares within a period from a month after the issuance date to a month before a maturity date and fully redeemed at maturity. Floating rate subordinated convertible bonds of $ 25,000 thousand issued to International Finance Corporation were converted into common shares at a conversion price of ₩8,822 per share as of February and July 2001 (See Note 18).

The maturities of debentures as of December 31, 2001 are as follows (in millions of Won):

At December 31, 2001		Won		Foreign Currencies		Total
Due in 90 days or less	₩	3,057,441	₩	291,742	₩	3,349,183
Due after 90 days through 180 days		875,110		-		875,110
Due after 180 days through 1 year		1,249,954		198,703		1,448,657
Due after 1 year through 2 years		3,569,512		368,805		3,938,317
Due after 2 years through 3 years		1,606,570		-		1,606,570
Due after 3 years through 4 years		201,000		265,220		466,220
Due after 4 years through 5 years		1,003,975		245,497		1,249,472
Thereafter		1,059,048		-		1,059,048
	₩	12,622,610	₩	1,369,967	₩	13,992,577

13. Accrued Retirement Benefits

The movements in accrued retirement benefits for the year ended December 31, 2001 are as follows (in millions of Won):

		Beginning Balance		Amounts Provided		Amounts Paid Out		Transfer due to Business Combination		Ending Balance
Retained retirement benefits	₩	184,283	₩	97,032	₩	259,529	₩	3,854	₩	25,640
Contributed retirement benefits		398,373		27,821		396,115		5,532		35,611
Total accrued retirement benefits		582,656		124,853		655,644		9,386		61,251
Contribution to National Pension Fund		(26,866)		-		(26,518)		(27)		(375)
Contribution to pension funds		(2,258)		(27,821)		-		(5,532)		(35,611)
	₩	553,532	₩	97,032	₩	629,126	₩	3,827	₩	25,265

The consolidated companies paid out total ₩694,569 million of retirement benefits including special payments of ₩38,925 million for early retirement benefit program during the year ended December 31, 2001.

Contributed retirement benefits are approximately 58.14% of total accrued retirement benefits as of December 31, 2001. The contributed retirement benefits comprise balances with Korea Life Insurance Co., Ltd., retirement trust account of the Bank, and four other life insurance companies for pension fund deposits that grant the qualification as a recipient to employees.

14. Other Liabilities

Other liabilities as of December 31, 2001 and 2000 are as follows (in millions of Won):

		2001		2000
Accrued retirement benefits (Note 13)	₩	25,265	₩	553,532
Allowance for loss on acceptances and guarantees (Note 15)		43,823		37,331
Due to trust accounts		1,466,530		932,159
Accounts payable		1,724,500		1,504,163
Accrued expenses		5,212,493		2,643,880
Advance from customers		138,079		109,149
Unearned income		169,965		144,333
Withholding taxes		147,920		198,226
Guarantee deposits received		154,312		94,260
Deferred income tax liability (Note 16)		824		-
Derivative liabilities (Note 16)		271,955		744,300
Unsettled domestic exchange transaction		1,443,480		188,173
Due to agencies		705,727		320,574
Other allowances(*)		52,965		-
Giro accounts		264,477		36,004
Other		116,689		64,523
	₩	11,939,004	₩	7,570,607

(*) The Bank provided other allowances for the possible losses in relation to the combination with overseas branches of H&CB.

15. Guarantees and Acceptances:

Guarantees and acceptances at December 31, 2001 and 2000 are summarized as follows (in millions of Won):

	Type		2001		2000
Guarantees and acceptances outstanding					
Guarantees and acceptances in Won	Guarantees on debentures	₩	6,011	₩	5,772
	Guarantees on loan collateral		59,930		40,484
	Guarantees on commercial bills		230		42
	Other		205,331		248,869
			271,502		295,167
Guarantees and acceptances in foreign currencies	Acceptances on letters of credit		1,769,695		1,845,916
	Acceptances for letters of guarantee for importers		72,383		58,642
	Guarantees for performance		177,278		200,104
	Guarantees for bid		744		840
	Guarantees for borrowings		29,028		32,766
	Guarantees for repayment of advances		2,440		2,755
	Other		502,231		623,351
			2,553,799		2,764,374
Contingent guarantees and acceptances			2,825,301		3,059,541
	Letters of credit		1,328,289		1,014,843
	Other		58,739		170,994
			1,387,028		1,185,837
		₩	4,212,329	₩	4,245,378

At December 31, 2001 the allowances for losses from guarantees and acceptances outstanding according to credit risk classifications are as follows (in millions of Won):

	Normal	Precautionary	Substandard	Doubtful	Estimated Loss	Total
Guarantees and acceptances in Won						
Balance	₩ 257,066	₩ 11,660	₩ 2,761	₩ 15	₩ -	₩ 271,502
Allowance	-	-	552	8	-	560
Ratio (%)	-	-	20.00	53.33	-	0.21
Guarantees and acceptances in foreign currencies						
Balance	2,385,648	114,533	4,297	30,890	18,431	2,553,799
Allowance	-	-	859	23,973	18,431	43,263
Ratio (%)	-	-	20.00	77.61	100.00	1.69
Total						
Balance	₩2,642,714	₩ 126,193	₩ 7,058	₩ 30,905	₩ 18,431	₩ 2,825,301
Allowance	-	-	1,411	23,981	18,431	43,823
Ratio (%)	-	-	20.00	77.60	100.00	1.55

The allowance ratios to guarantees and acceptances outstanding as of December 31, 2001, 2000 and 1999 are as follows (in millions of Won):

	2001	2000	1999
Guarantees and acceptances outstanding	₩ 2,825,301	₩ 3,059,541	₩ 2,111,437
Allowances for losses from guarantees and acceptances outstanding	43,823	37,331	28,430
Ratio (%)	1.55	1.22	1.35

For the years ended December 31, 2001 and 2000, the allowances for losses from guarantees and acceptances outstanding changed as follows (in millions of Won):

	2001	2000
Beginning balance	₩ 37,331	₩ 28,430
Increase due to the business combination with H&CB	14,943	-
Additional allowance	-	8,901
Reversal of allowance	(8,790)	-
Changes in foreign exchange rates	339	-
Ending balance	₩ 43,823	₩ 37,331

The guarantees and acceptances as of December 31, 2001 are to customers in Korea.

The guarantees and acceptances risk concentration by industry as of December 31, 2001 are as follows (in millions of Won):

	Guarantees and Acceptances Outstanding		Contingent Guarantees and Acceptances		Total	
Industry Type	Balance	Percentage (%)	Balance	Percentage (%)	Balance	Percentage (%)
Manufacturing	₩1,795,984	63.57	₩ 915,909	66.03	₩ 2,711,893	64.38
Financing	113,473	4.02	39,794	2.87	153,267	3.64
Wholesale and retail	211,200	7.48	39,617	2.86	250,817	5.95
Other	704,644	24.93	391,708	28.24	1,096,352	26.03
	₩2,825,301	100.00	₩1,387,028	100.00	₩ 4,212,329	100.00

The guarantees and acceptances risk concentrations by customer as of December 31, 2001 are as follows (in millions of Won):

	Guarantees and Acceptances Outstanding		Contingent Guarantees and Acceptances		Total	
	Balance	Percentage (%)	Balance	Percentage (%)	Balance	Percentage (%)
Industrial	₩2,823,912	99.95	₩1,387,028	100.00	₩ 4,210,940	99.97
Public and others	1,389	0.05	-	-	1,389	0.03
	₩2,825,301	100.00	₩1,387,028	100.00	₩ 4,212,329	100.00

Credit related derivatives included in the other foreign currency guarantees are as follows (in thousands of US Dollars):

	Guarantees-party	Guarantees Asset	Guarantees Amounts	
Credit Default Swap	Morgan Guarantee Trust	Green Cross convertible bonds	USD	7,000
Credit Linked Note	Macquarie Bank	Korea Development Bank FRN		20,000
			USD	27,000

16. Derivatives:

The consolidated companies' derivative instruments are divided between hedge derivatives and trading derivatives based on the purpose of the transaction. The consolidated companies enter into hedge transactions mainly for the purposes of hedging fair value risks related to its assets. Trading derivatives include future contracts, forward contracts, swaps, and options entered into by the consolidated companies to gain profit from short-term fluctuations of the underlying variable of the instruments. Also, trading derivatives include those with the consolidated companies' customers and the related hedging derivatives.

Hedge derivatives comprise mainly interest rate swaps to hedge the fair value change of foreign available-for-sale investment securities arising from the interest rate risk. The counter-parties of these hedge derivatives are foreign financial institutions except for Korea Development Bank. Some hedge purpose transactions do not qualify for hedge accounting and are thus accounted for as trading derivatives. These transactions include the hedge relationships where the hedged item is an asset or liability that is remeasured with the changes in fair value attributable to the hedged risk reported currently in earnings or where the hedged item cannot be specifically identified.

The notional amounts outstanding for derivative contracts as of December 31, 2001 and 2000 are as follows (in millions of Won):

	Notional Amounts					
	2001			2000		
	Trading	Hedge	Total	Trading	Hedge	Total
Currency related						
- Forward	₩ 8,839,016	₩ -	₩8,839,016	₩8,947,880	₩ -	₩ 8,947,880
- Currency swap	2,696,370	-	2,696,370	1,130,203	-	1,130,203
- Future	620,018	-	620,018	1,051,292	41,180	1,092,472
- Currency option bought	2,652	-	2,652	13,147	-	13,147
- Currency option sold	5,304	-	5,304	56,601	-	56,601
	12,163,360	-	12,163,360	11,199,123	41,180	11,240,303
Interest related						
- Forward	-	-	-	40,000	-	40,000
- Swap	9,284,932	716,236	10,001,168	4,119,338	565,612	4,684,950
- Future	732,431	-	732,431	69,284	-	69,284
	10,017,363	716,236	10,733,599	4,228,622	565,612	4,794,234
Other	46,099	-	46,099	1,890	-	1,890
	₩22,226,822	₩ 716,236	₩22,943,058	₩15,429,635	₩ 606,792	₩16,036,427

Derivative valuation as of December 31, 2001 is as follows (in millions of Won):

	Valuation Gains / Losses (P/L)			Fair Value (B/S)	
	Trading	Hedge	Total	Asset	Liability
Currency related					
- Forward	₩ (34,744)	₩ -	₩ (34,744)	₩ 91,544	₩ 129,343
- Currency swap	(17,895)	-	(17,895)	143,518	72,455
- Currency option bought	78	-	78	78	-
- Currency option sold	(99)	-	(99)	28	127
	(52,660)	-	(52,660)	235,168	201,925
Interest related	(1,986)	(12,561)	(14,547)	42,173	70,018
Other	(12)	-	(12)	358	12
	₩ (54,658)	₩ (12,561)	₩ (67,219)	₩ 277,699	₩ 271,955

17. Commitments and Contingencies

As of December 31, 2000, there are 237 pending legal actions against the Bank and its subsidiaries amounting to ₩95,412 million in damages claimed. The Management believes that these actions are without merit and that the ultimate liability, if any, will not materially affect the Bank and its subsidiaries' financial position.

The Bank has credit line and commitments to purchase commercial paper with asset securitization companies. Under these commitments, the Bank provides money, in case of temporary fund shortage, for the interest and principal repayment of these companies' senior bonds within the contracted term and amounts. As of December 31, 2001, the aggregate committed credit line amount totals ₩4,533,400 million and ₩29,176 million is outstanding under these commitments. Also, the Bank entered into arrangements to purchase ₩189,000 million of commercial paper issued by the securitization companies. The Bank has arranged various methods to provide for losses on these credit line commitments including payment guarantees, repurchase contracts, surety certificate guarantees, and cash retention.

Pursuant to asset securitization plans, the Bank sold loans of ₩150,149 million (relevant allowances for loan losses of ₩38,738 million), ₩115,873 million (relevant allowances for loan losses of ₩55,919 million), ₩568,221 million (relevant allowances for loan losses of ₩273,777 million) to Kookmin 4th-ABS Specialty Co., Ltd., Kookmin 5th-ABS Specialty Co., Ltd., and Kookmin 6th-ABS Specialty Co., Ltd. in April, October and December 2001, respectively. In relation to these sales, the Bank recognized related losses of ₩15,794 million, ₩22,354 million and ₩79,972 million, respectively.

As of December 31, 2001, the Bank provides an allowance of ₩21,102 million for estimated losses from repurchase of not yet repurchased loans sold to KAMCO (See Note 7).

The Bank, under the Mutual Savings & Finance Company Act, is liable for the payment of the deposits of Orange Mutual Savings & Finance Co., Ltd. and Bukook Mutual Savings & Finance Co., Ltd., previously the Bank's subsidiaries but which were sold during 1999, if they enter into bankruptcy within 3 years of sale. The payment liability is limited to the deposit amounts as of the date of sale. As of December 31, 2001, Orange Mutual Savings & Finance Co., Ltd. is under suspended operations and the customers' deposits were paid out by the KDIC under the Depositor Protection Act. The Bank estimates the maximum loss of ₩11,529 million in relation to the advanced payments to customers by KDIC. No adjustments have been made in the accompanying consolidated financial statements related to such uncertainties.

On January 13, 2000, the Bank and Jooeun Leasing Co., Ltd. ("Jooeun Leasing"), a subsidiary of the Bank, entered into a memorandum of understanding with other creditors of Jooeun Leasing, whereby the Bank and other creditors agreed on detailed terms of the debt-restructuring plan for Jooeun Leasing. As of December 31, 2001, Jooeun Leasing is under restructuring process and the Bank's total loans to Jooeun Leasing are ₩163,295 million. In accordance with the restructuring plan, the Bank will provide additional loans of ₩9,635 million by March 31, 2002.

On March 30, 2001, Kookmin Leasing Co., Ltd., a subsidiary of the Bank, entered into a contract for troubled debt restructuring, to take effect as of November 1, 2000, with the Bank as the major shareholder and Chohung Bank as the major creditor.

Following shows the details of collaterals provided for specific obligations as below (in millions of Won):

Related Liability		Collaterals			
Transaction	Amount	Book value		Secured Amount	
Borrowing on credit	1,259,155	₩	1,625,594	₩	1,636,400
Other borrowings	55,062		49,847		42,555
Bank of Korea settlements	Within credit line		226,700		226,700
Sales of non-performing loans	Within credit line		103,467		103,467
Foreign currency transactions	Within credit line		1,894		1,900
Derivative transactions	Within credit line		95,614		97,000
Sale of RP	2,955,442		2,966,151		2,984,700
		₩	5,069,267	₩	5,092,722

As of December 31, 2001 and 2000, the Bank holds the unexpired rights to claim from borrowers or guarantors for loans in accordance to relevant law, which already has been written off, of ₩2,490,069 million and ₩1,141,551 million, respectively.

During 1996, the Bank entered into a guarantee contract (total return swap) with Morgan Guarantee Trust Company of New York ("Morgan") for the payment of principal and interest on the USD 56 million FRN ("the FRN") issued to Morgan by Daehan Global Bond II Investment Ltd. ("the Fund"). The principal and interest of the Fund's major investment were not fully redeemed at its maturity on December 17, 2001, due to the default notice received on the Argentina portion of the Fund's investment in synthetic emerging markets bonds. Due to the resulting default on the Fund's repayment obligation on the FRN, the Bank paid out ₩76,011 million of principal and interest on the FRN to Morgan according to the guarantee contract and recorded this amount as payments on guarantees. In addition to the above guarantee contract, the Bank has ₩65,896 million of accounts receivable and ₩19,921 million of accounts payable as of December 31, 2001 on the past-due swap and forward contracts with the Fund.

Based on the letter of commitment issued by Daehan Investment Trust Securities Co., Ltd., the security agreement with the Fund, and the legal opinion of Bank's lawyers, the Bank provided ₩15,202 million in allowances for loan losses for the ₩121,986 million of total receivables from the Fund. Subsequent to the balance sheet date, the Bank recovered ₩47,724 million out of the total ₩121,986 receivables from the Fund on January 25, 2002.

Beginning in 1997, Korea and other countries in the Asia Pacific region experienced a severe contraction in substantially all aspects of their economies. This situation is commonly referred to as the 1997 Asian financial crisis. In response to this situation, the Korean government and the private sector began implementing structural reforms to historical business practices. The Korean economy continues to experience difficulties, particularly in the areas of restructuring private enterprises and reforming the banking industry. The Korean government continues to apply pressure to Korean companies to restructure into more efficient and profitable firms. The banking industry is currently undergoing consolidation and the Bank and its subsidiaries may be either directly or indirectly affected by the situation described above. The ultimate effect of these significant uncertainties of the financial position of the Bank and its subsidiaries as of the balance sheet date cannot presently be determined and accordingly, no adjustments have been made in the accompanying consolidated financial statements related to such uncertainties.

Under these adverse economic conditions, certain financially troubled borrowers of the Bank and its subsidiaries including Hynix Semiconductor Inc. are experiencing a cash crisis or in the debt restructuring process under workout plans and other similar programs.

As of December 31, 2001, the loans, securities, and guarantees and acceptances of the Bank and its subsidiaries to those borrowers are as follows (in millions of Won):

	Loans				
Borrowers	Outstanding Balance(*)	Present Value Discounts(**)	Allowances	Net Book Value	Securities Held
Hynix Semiconductor Inc.	₩ 189,027	₩ -	₩ 39,916	₩ 149,111	₩ 936
Kohap Corp	391,001	18,060	246,991	125,950	2,421
SsangYong Motor Co., Ltd.	132,311	72	75,928	56,311	1,671
Tongkook Corp.	57,888	569	19,589	37,730	-
Hyundai Eng and Cons Co., Ltd.	29,247	-	5,557	23,690	159,391
Midopa Co., Ltd.	33,947	4,416	5,906	23,625	-
Kyongnam Leasing Co., Ltd.	44,671	1,744	21,035	21,892	-
Saehan Corp.	29,655	624	14,787	14,244	44,789
Daewoo Motor Co., Ltd.	57,868	-	52,014	5,854	-
Jinro Ltd.	34,756	-	30,028	4,728	1,730
Daewoo Electronics Co., Ltd.	110,154	3,536	104,864	1,754	18,721
Other	1,709,117	69,086	441,447	1,198,584	279,601
	₩ 2,819,642	₩ 98,107	₩ 1,058,062	₩ 1,663,473	₩ 509,260

(*) Outstanding balance includes guarantees and acceptances and relevant accounts receivables.

(**) Present value discounts to accounts receivables related to loans in other asset are included.

18. Capital Stock

As of December 31, 2001, the Bank has 1,000,000,000 common shares (par value : ₩5,000) authorized and 299,697,462 shares issued. ING Insurance International B.V., Goldman Sachs Capital Koryo, L.P., and the Korean government own 4.0%, 6.82%, and 9.64%, respectively, of the total issued shares. Among the issued shares, 22,733,276 common shares equivalent to 7.59% of the Bank are listed on the New York Stock Exchange as American Depository Shares ("ADS") and are managed by Bank of New York, a trustee of the Bank. Under the General Banking Act, if one single entity, other than the government or a foreign investor, owns more than 4% of total outstanding voting shares, the entity's voting rights are limited to those of 4% shareholders.

As a result of the business consolidation with H&CB, shareholders of the Bank and H&CB, who are listed on the Register of Shareholders at October 31, 2001, received 179,775,233 new shares and 119,922,229 new shares of the Bank, respectively, at the exchange ratio of 1 new common share of the Bank for 1.688346 old shares of the Bank and 1 share of H&CB.

The non-participating and non-cumulative preferred stocks were issued on December 28, 1998 exclusively to Korea Deposit Insurance Corporation ("KDIC") (dividend rate: 1%). The Bank repurchased 8,000,000 shares in January 2000 of the preferred stocks, and additional 8,000,000 shares in January 2001, which were recorded as treasury stocks. 8,000,000 shares, equivalent to the preferred shares purchased during January 2001, have been retired on April 23, 2001. Remaining 8,000,000 shares of the preferred stocks and 24,000,000 shares resulting from the exercise of claims for stock purchase on October 25, 2001 have been retired at the date of business combination with H&CB. As a result of those retirements, there is no preferred stock in the Bank's capital as of December 31, 2001 (See Note 21).

The Bank is authorized to issue to non-shareholders convertible bonds and bonds with stock purchase warrants up to total par value amounts of ₩2,500 billion and ₩500 billion, respectively. At December 31, 2001, the Bank's subordinated foreign currency convertible bonds outstanding are ₩265,220 million (equivalent of USD 200 million, 10,581,747 shares at December 31, 2001) issued to Goldman Sachs Capital Koryo, L.P during 1999 (See Note 12).

International Financing Corporation converted USD 25 million floating rate subordinated convertible bonds into 3,973,020 common shares at ₩8,822 per share on February 9, 2001 and July 18, 2001. The Bank recorded ₩15,069 million in capital surplus for excess conversion price over par value of ₩15,185 million less ₩116 million of stock issuance costs (See Notes 12 and 19).

19. Consolidated Capital Surplus

Consolidated capital surplus as of December 31, 2001 and 2000 comprises the following (in millions of Won):

		2001		2000
Paid-in capital in excess of par value	₩	5,107,251	₩	1,024,327
Gain on business combination		397,669		397,669
Revaluation increment		177,229		177,229
Other		62,853		48,067
	₩	5,745,002	₩	1,647,292

The movements in consolidated capital surplus for the year ended December 31, 2001, are as follows (in millions of Won):

	Beginning Balance		Increase		Decrease		Ending Balance	
Paid-in capital in excess of par value	₩	1,024,327	₩	4,082,924	₩	-	₩	5,107,251
Gain on business combination		397,669		-		-		397,669
Revaluation increment		177,229		-		-		177,229
Other		48,067		14,786		-		62,853
	₩	1,647,292	₩	4,097,710	₩	-	₩	5,745,002

The increases in paid-in capital in excess of par value are due to the conversion of convertible bonds and the new common stock issuance of the Bank in the course of business combination with H&CB during the current period (See Note 18). Gain on business combination is the net asset over the purchase cost resulting from the merger with Korea Long Term Credit Bank on December 31, 1998. The increase in other consolidated capital surplus is due to the gain on the sales of treasury stocks (£‹450 million) and share percentage change of equity investment in Kookmin Leasing Co., Ltd.

20. Consolidated Retained Earnings

Retained earnings as of December 31, 2001 and 2000 comprise the following (in millions of Won):

		2001		2000
Legal reserve	₩	413,740	₩	339,640
Reserve for business rationalization		40,760		39,760
Special reserves		960,700		480,700
Other reserves		7,158		14,908
Unappropriated retained earnings		96,706		(166,852)
	₩	1,519,064	₩	708,156

The General Banking Act requires the Bank to appropriate as a legal reserve a minimum of 10% of annual net income until the legal reserve equals paid in capital. This reserve is not available for payment of cash dividends but may be transferred to capital stock by an appropriate resolution by the Bank's board of directors or used to reduce accumulated deficit, if any, by appropriate resolution of the Bank's stockholders.

Pursuant to the Tax Exemption and Reduction Control Law, the Bank is required to appropriate, as a reserve for business rationalization, amounts equal to tax reductions arising from tax exemptions and tax credits. This reserve is not available for payment of cash dividends, but may be transferred to capital stock or used to reduce accumulated deficits, if any.

At December 31, 2001 and 2000, other reserves comprise the following (in millions of Won):

		2001		2000
Reserves for overseas investment losses	₩	5,417	₩	13,900
Other reserves		1,741		1,008
	₩	7,158	₩	14,908

Pursuant to the Tax Exemption and Reduction Control Law, the Bank appropriates reserves for overseas investment losses. Other reserves are those appropriated for the operations of overseas branches and includes current period's foreign exchange rate effects of £‹84 million.

The movements in loss on exceeded minority interest are as follows (in millions of Won):

Subsidiaries		Beginning Balance		Increase		Decrease		Ending Balance
Kookmin Leasing Co., Ltd.	₩	35,787	₩	-	₩	32,429	₩	3,358
Jooeun Industrial Co., Ltd.		-		1		-		1
	₩	35,787	₩	1	₩	32,429	₩	3,359

21. Consolidated Capital Adjustments:

As of December 31, 2001 and 2000, consolidated capital adjustments comprise the following (in millions of Won):

		2001		2000
Treasury stocks	₩	(1,363)	₩	(41,036)
Unissued stock dividends		89,900		-
Unrealized gain on investment securities		90,716		23,422
Employee stock options (See Note 22)		26,021		514
	₩	205,274	₩	(17,100)

The movements in consolidated capital adjustments for year ended December 31, 2001 are as follows (in millions of Won):

		Beginning Balance		Increase		Decrease		Ending Balance
Treasury stocks								
Purchase of preferred stocks	₩	(40,000)	₩	(40,000)	₩	(80,000)	₩	-
Acquisition due to the exercise of claims for stock purchase		-		(120,889)		(120,889)		-
Purchase of odd lots/Exercise of stock options		-		(1,795)		(432)		(1,363)
Other		(1,036)		-		(1,036)		-
		(41,036)		(162,684)		(202,357)		(1,363)
Unissued stock dividends		-		89,900		-		89,900
Unrealized gain/loss on investment securities		23,422		114,100		46,806		90,716
Employee stock options (See Note 22)		514		25,946		439		26,021
	₩	(17,100)	₩	67,262	₩	(155,112)	₩	205,274

The increases in employee stock options are due to ₩17,477 million of the stock options transferred from H&CB and ₩8,469 million of compensation cost recognized during current period. The stock options of ₩439 million were exercised resulting in decrease in employee stock options (See Note 22).

22. Employee Stock Options

The Bank, under the approval of Board of Directors, granted stock options to its executives on March 18, 2000, March 15, 2001, and November 16, 2001. In addition, the stock options of H&CB, which were granted on October 31, 1998, February 27, 1999, February 28, 2000, and March 24, 2001, were transferred to the Bank as a result of the business combination with H&CB. The details of the stock options in effect as of December 31, 2001 are as follows:

			Stock options transferred from H&CB				
Grant date	*2 Mar. 18, 2000	*2 Mar. 15, 2001	Oct. 31, 1998	Feb. 27, 1999	Feb. 28, 2000	Mar. 24, 2001	*3 Nov. 16, 2001
Shares granted	222,094	214,975	400,000	280,000	267,000	111,000	650,000
Shares expired to date	109,565	-	-	59,892	34,101	-	-
Shared exercised	-	-	10,000	-	-	-	-
Shares outstanding	112,529	214,975	390,000	220,108	232,899	111,000	650,000
Exercise method	The Bank's choice of issuance or net settlement						
Exercise price	₩ 23,469	₩ 28,027	₩ 5,000	₩ 13,900	₩ 27,600	₩ 25,100	₩ *1 42,700
Exercise period	March 19, 2003 ~ March 18, 2005	March 16, 2004 March 15, 2009	Nov. 1, 2001 ~ Oct. 31, 2004	Feb.28, 2002 ~ Feb. 27, 2005	March 1, 2003 ~ Feb. 28, 2006	March 25, 2004 ~ March 24, 2007	Nov.17, 2004 ~ Nov. 16, 2009

(*1) Exercise price is tentatively used in the above table and will be determined in the board of directors' resolution.

(*2) Stock options granted to the Bank, shares expired to date before the business combination, and shares granted at December 31, 2001 are adjusted based on a predetermined stock exchange ratio in the business combination with H&CB.

(*3) The number of shares granted on November 16, 2001 does not include 200,000 shares, which will be additionally granted if three month-weighted average stock price of the Bank right before exercise is higher than that of any other listed bank.

The Bank calculated the compensation costs using the fair value method and the details are as follows:

			Stock options transferred from H&CB				
Grant date	Mar. 18, 2000	Mar. 15, 2001	*1 Oct. 31, 1998	Feb. 27, 1999	Feb. 28, 2000	Mar. 24, 2001	Nov. 16, 2001
Market price on grant date	₩ 21,442	₩ 25,156	-	₩ 33,750	₩ 33,750	₩ 33,750	₩ 45,800
Risk-free interest rate	9.325%	6.06%	-	4.743%	4.743%	4.743%	4.9096%
Expected exercise period	4 years	5.5 years	-	3 years	3 years	3 years	3 years
Expected share price volatility	71.143%	70.301%	-	73.295%	73.295%	73.295%	58.902%
Expected dividend rate	2.25%	2.47%	-	1.926%	1.926%	1.926%	1.42%
Compensation cost per share	₩ 12,638	₩ 15,987	₩ 44,800	₩ 19,850	₩ 13,320	₩ 17,117	₩ 20,086
Total compensation cost*2	₩ 1,422	₩ 3,437	₩ 17,911	₩ 4,369	₩ 3,102	₩ 1,900	₩ 13,056
Recognized compensation cost*2	₩ 830	₩ 859	₩ 17,911	₩ 4,126	₩ 1,896	₩ 475	₩ 363
Exercised compensation*2	-	-	₩ 439	-	-	-	-

(*1) The compensation cost of shares granted on October 31, 1998 is to be determined annually by multiplying the difference between exercise price and market value at balance sheet date by number of shares granted.

(*2) in millions of Won

The compensation costs to be recognized in the future are as follows (in millions of Won):

			Stock options transferred from H&CB					
	Mar. 18, 2000	Mar. 15, 2001	Oct. 31, 1998	Feb. 27, 1999	Feb. 28, 2000	Mar. 24, 2001	Nov. 16, 2001	Total
Within 1 year	₩ 474	₩ 1,146		₩ 243	₩ 1,034	₩ 633	₩ 4,352	₩ 7,882
Within 2 years	118	1,146	(*)	-	172	633	4,352	6,421
Within 3 years	-	286		-	-	159	3,989	4,434
	₩ 592	₩ 2,578		₩ 243	₩ 1,206	₩ 1,425	₩ 12,693	₩ 18,737

(*) The compensation cost of shares granted on October 31, 1998 is to be determined annually by multiplying the difference between exercise price and market value at balance sheet date by number of shares granted.

23. Minority Interest

The changes in minority interests for the year ended December 31, 2001 are as follows (in millions of Won):

Subsidiaries		Beginning Balance		Amount transferred from H&CB		Increase		Decrease		Ending Balance
Kookmin Credit Card Co., Ltd.	₩	188,836	₩	-	₩	92,925	₩	-	₩	281,761
Kookmin Leasing Co., Ltd.		18,374		-		-		18,374		-
Kookmin Venture Capital Co., Ltd.		3,116		-		-		86		3,030
Kookmin Data System Corp.		3		-		-		-		3
Kookmin Futures Co., Ltd.		4		-		1		-		5
Kookmin Bank Investment Trust Mgt. Co., Ltd.		4,918		-		105		-		5,023
Jooeun Leasing Co., Ltd.		-		3,774		-		2		3,772
Jooeun Investment Trust Mgt. Co., Ltd.		-		9,754		718		-		10,472
Jooeun Credit Information Co., Ltd.		-		4,850		213		-		5,063
	₩	215,251	₩	18,378	₩	93,962	₩	18,462	₩	309,129

24. Other Non-interest Income (Expenses)

Other non-interest income (expenses) for the years ended December 31, 2001 and 2000 comprise the following (in millions of Won):

		2001		2000
Other non-interest income:				
- Realized gain on trading securities	₩	196,916	₩	144,403
- Unrealized gain on trading securities		13,325		32,139
- Gain on trust management		215,618		238,658
- Reversal of allowance for losses on acceptances and guarantees		8,790		-
- Other		11,022		36,660
		445,671		451,860
Other non-interest expenses:				
- Realized loss on trading securities		148,435		185,756
- Unrealized loss on trading securities		27,755		79,308
- Contributions to special funds		88,027		67,801
- Provision for losses on acceptances and guarantees		-		8,901
- Other		104,688		99,291
	₩	368,905	₩	441,057

25. General and Administrative Expenses

General and administrative expenses for the years ended December 31, 2001 and 2000 comprise the following (in millions of Won):

		2001		2000
Salaries and wages	₩	625,156	₩	444,465
Retirement benefits (Note 13)		124,853		105,963
Other employee benefits		385,376		216,487
Rent		27,516		22,172
Depreciation		183,492		161,249
Amortization		13,967		577
Taxes and dues		74,407		59,813
Advertising		73,676		39,813
Ordinary R&D		40,312		31,463
Fees and commissions		55,651		34,574
Other		160,444		115,423
	₩	1,764,850	₩	1,231,999

26. Non-Operating Income (Expenses)

Non-operating income (expenses) for the years ended December 31, 2001 and 2000 comprise the following (in millions of Won):

		2001		2000
Non-operating income:				
- Gain on disposal of fixed assets	₩	2,694	₩	4,785
- Rent income		3,025		2,785
- Gain on investment in associates (Note 5)		3,185		-
- Realized gain on investment securities		137,733		165,157
- Reversal of impairment loss on equity investment securities		617		-
- Reversal of impairment loss on debt investment securities		7,663		12,589
- Unrealized gain on investment in funds		85,519		48,239
- Gain on sale of troubled loans		1,650		682
- Other		90,299		110,430
	₩	332,385	₩	344,667
Non-operating expenses:				
- Loss on disposal of fixed assets	₩	20,269	₩	4,793
- Realized loss on investment securities		48,300		37,404
- Impairment loss on equity investment securities (Note 5)		14,181		41,573
- Impairment loss on debt investment securities (Note 5)		111,764		91,810
- Loss on sale of troubled loans		163,955		30,376
- Retirement benefits		38,925		28,102
- Other		114,628		140,599
	₩	512,022	₩	374,657
Net amount	₩	(179,637)	₩	(29,990)

27. Income Tax Expenses

Income tax expenses for the years ended December 31, 2001 and 2000 comprise the following (in millions of Won):

		2001		2000
Income taxes payable	₩	437,006	₩	703,465
Deferred income taxes from temporary differences		93,979		(261,856)
Retained earning adjustments		29,415		6,660
Income tax expenses	₩	560,400	₩	448,269
Deferred income tax asset (liability) at December 31	₩	147,015	₩	207,500
Deferred tax transferred from H&CB		33,494		-
Deferred income tax asset (liability) at January 1		207,500		(54,356)
Deferred income taxes from temporary differences	₩	(93,979)	₩	261,856

The significant changes in accumulated temporary differences and deferred tax assets(liabilities) for the year ended December 31, 2001 comprise the following (in millions of Won):

	Beginning Balance	Transferred from H&CB	Increase	Decrease	Ending Balance	Deferred tax Assets (Liab.)
Allowance for loan losses	₩ 535,079	₩ 188,998	₩1,138,962	₩1,156,723	₩ 706,316	₩ 209,777
Accrued interest	(545,374)	(72,244)	(491,680)	(617,577)	(491,721)	(146,046)
Unrealized loss on securities	70,378	(19,609)	(299,589)	(296,904)	48,084	14,279
Unrealized loss on derivatives	316,762	(51,365)	51,513	284,899	32,011	9,507
Present value discounts	213,753	15,284	23,749	156,958	95,828	28,461
Allowance for losses on acceptances and guarantees	37,330	14,943	-	8,450	43,823	13,016
Retirement benefits	26,725	121	231,275	255,017	3,104	934
Overseas investment losses	(18,650)	(1,360)	(67)	(9,973)	(10,104)	(3,000)
Depreciation	9,972	82	-	11,477	(1,423)	(423)
Stock option compensation cost	514	-	25,946	439	26,021	7,728
Other	27,211	33,895	30,833	48,849	43,090	12,782
	₩ 673,700	₩ 108,745	₩ 710,942	₩ 998,358	₩ 495,029	₩ 147,015

Deferred income tax adjusted by temporary differences in retained earnings for the years ended December 31, 2001, and 2000 follows (in millions of Won):

	2001				2000			
	Temporary Difference		Income Tax effect		Temporary Difference		Income Tax effect	
Loans converted to equity securities	₩	90,948	₩	27,012	₩	-	₩	-
Unrealized G/L on investment in associates		8,093		2,403		-		-
Unrealized G/L on derivatives		-		-		21,625		6,660
	₩	99,041	₩	29,415	₩	21,625	₩	6,660

Income tax expenses and effective tax rates for the years ended December 31, 2001, and 2000 comprise the following (in millions of Won):

	2001	2000
Income tax expenses	₩ 560,400	₩ 448,269
Net income before income tax expenses	1,517,832	1,134,522
Effective tax rate	36.92%	39.51%

28. Earnings Per Share

Earnings per share ("EPS") for the years ended December 31, 2001 and 2000 are calculated as follows (in millions of Won):

	2001	2000(*)
Net income after income taxes	₩ 836,875	₩ 592,416
Dividend on preferred stock (1%)	-	(1,600)
	836,875	590,816
Weighted average number of common shares outstanding	199,825,909	177,418,521
Earnings per share (in Won)	₩ 4,188	₩ 3,330

	2001	2000(*)
Net income after income taxes	₩ 836,875	₩ 592,416
Less: Dividend on preferred stock (1%)	-	(1,600)
Extraordinary gains	(161,527)	-
Income tax effects of extraordinary gains	-	-
	675,348	590,816
Weighted average number of common shares outstanding	199,825,909	177,418,521
Ordinary income per share (in Won)	₩ 3,380	₩ 3,330

(*) EPS and ordinary income per share in 2000 are adjusted by the effect of business combination with H&CB.

Diluted EPS for the years ended December 31, 2001 and 2000 are calculated as follows (in millions of Won):

	2001	2000(*)
Net income after income taxes	₩ 836,875	₩ 590,816
Interest expenses on convertible bonds	5,396	6,458
	842,271	597,274
Weighted average number of common shares outstanding	210,407,656	209,643,539
Diluted earnings per share (in Won)	₩ 4,003	₩ 2,849

	2001	2000(*)
Ordinary income after income taxes	₩ 675,348	₩ 590,816
Interest expenses on convertible bonds	5,396	6,458
	680,744	597,274
Weighted average number of common shares outstanding	210,407,656	209,643,539
Diluted ordinary income per share (in Won)	₩ 3,235	₩ 2,849

(*) Diluted EPS and diluted ordinary income per share in 2000 are adjusted by the effect of business combination with H&CB.

Weighted average number of common shares outstanding before and after dilution as of December 31, 2001 are calculated as follows:

	Number of Shares	Days Outstanding	Weighted Average Number of Shares
- Weighted average common stock	179,812,925	365	179,812,925
- Treasury common stock ? beginning balance	(41,201)	89	(10,046)
- Treasury common stock	(23,209)	8	(509)
- Treasury common stock	(13,304)	169	(6,160)
- Treasury common stock? exercise of claims for stock purchase	(37,692)	68	(7,022)
- Capital increase with consideration due to the business combination	119,922,229	61	20,041,797
- Treasury common stock ? purchase of odd lots	(41,548)	37	(4,212)
- Treasury common stock ? exercise of employee stock options	(31,548)	10	(864)
Weighted average before dilution (①)			199,825,909
- Convertible bonds issued to Goldman Sachs	10,581,747	365	10,581,747
Diluting shares (②)			10,581,747
Diluted weighted average number (①+②)			210,407,656

The increase in common shares resulting from converting bonds is computed assuming the conversion had taken place as of the beginning of the period. The employee stock options have no dilution effect and are thus not considered in the above calculation.

The interest expenses on convertible bonds used in the calculation of the diluted EPS are net of 30.8% of tax effects. The number of common shares assumed to be converted from convertible bonds is calculated by dividing the total convertible bond amounts by conversion price per share.

As of December 31, 2001, potential common share information is as follows:

Type	Exercise period	Numbers of common shares to be issued	Exercise price
Convertible bond	One month after issuance date ~ one month before maturity	10,581,747 shares	One share per ₩22,123 of face value
Employee Stock Options	2003.03.19 ~ 2005.03.18	112,529 shares	₩ 23,469 per share
	2004.03.16 ~ 2009.03.15	214,975 shares	₩ 28,027 per share
	2001.11.01 ~ 2004.10.31	390,000 shares	₩ 5,000 per share
	2002.02.28 ~ 2005.02.27	220,108 shares	₩ 13,900 per share
	2003.03.01 ~ 2006.02.28	232,899 shares	₩ 27,600 per share
	2004.03.25 ~ 2007.03.24	111,000 shares	₩ 25,100 per share
	2004.11.17 - 2009.11.16	650,000 shares	₩ 42,700 per share (*)

(*) Exercise price is subject to change according to board of directors' meeting in the near future.

29. Related Party Transactions

Significant transactions between the Bank and its subsidiaries for the years ended December 31, 2001 and 2000, and related account balances then ended are as follows (in millions of Won):

Account	Beginning Balance	Increase	Decrease	Ending Balance	Transactions Relating P/L
Kookmin Credit Card Co., Ltd.					
Loans	₩ 355,157	₩ 100,000	₩ 332,631	₩ 122,526	₩ 25,528
Other assets	1,817	90	-	1,907	90
Deposits	6,967	-	2,280	4,687	(60)
Borrowings	-	-	-	-	(7)
Other liabilities	4,013	14,321	-	18,334	106
Commissions income	-	-	-	-	142,626
Commissions expenses	-	-	-	-	(318)
Non- operating income	-	-	-	-	327
Kookmin Leasing Co., Ltd.					
Loans	142,468	-	142,468	-	1,449
Investment securities	-	761	-	761	57
Deposits	131,538	-	55,626	75,912	(4,555)
Kookmin Venture Capital Co., Ltd.					
Loans	121,134	-	25,134	96,000	10,838
Deposits	12,692	-	2,651	10,041	(500)
Acceptances and guarantees	5,548	-	5,548	-	12
Kookmin Data System Co., Ltd.					
Deposits	-	3,676	-	3,676	(55)
Fixed assets	-	5,356	-	5,356	(7,690)
Other liabilities	-	879	-	879	101
Kookmin Futures Co., Ltd.					
Due from banks	-	2,092	-	2,092	114
Other liabilities	-	620	-	620	71
Deposits	-	10,646	-	10,646	(618)
Commissions paid	-	-	-	-	(836)
KB Investment Trust Mgt. Co., Ltd.					
Deposits	16,677	-	1,973	14,704	(1,046)
Kookmin Investment Co., Ltd.					
(Frontier investment Corp.)					
Deposits	-	19,770	-	19,770	(1,260)
Kookmin Bank Luxembourg S.A.					
Due from banks	-	9,903	-	9,903	-
Loans	189,585	179,688	150,466	218,807	6,403
Borrowings	-	-	-	-	(81)
Other liabilities	-	155	-	155	(155)
Kookmin Bank International (London) Ltd.					
Due from banks	-	1,856	-	1,856	-
Loans	113,194	33,717	-	146,911	4,960
Borrowings	-	7,670	-	7,670	(8)
Other liabilities	-	76	-	76	(76)

Account	Beginning Balance	Increase	Decrease	Ending Balance	Transactions Relating P/L
Kookmin Finance Asia Ltd. (HK)					
Due from banks	₩ -	₩ 3,766	₩ -	₩ 3,766	₩ -
Loans	64,620	-	64,620	-	3,787
Borrowings	12,611	16,311	12,611	16,311	(742)
Kookmin Finance H.K. Ltd.					
Due from banks	-	2,030	-	2,030	-
Loans	-	182,052	-	182,052	597
Finance debentures	-	6,463	-	6,463	(48)
Kookmin Bank Leasing & Finance (HK) Ltd.					
Loans	51,333	-	33,893	17,440	940
Jooeun Leasing Co., Ltd.					
Loans	-	163,295	-	163,295	1,881
(Present value discounts)	-	(1,212)	-	(1,212)	144
Other assets	-	3,232	-	3,232	507
Deposits	-	1,304	-	1,304	(2)
Other liabilities	-	100	-	100	-
Acceptances and guarantees	-	1,396	-	1,396	-
Jooeun Investment Trust Mgt. Co., Ltd.					
Deposits	-	25,326	-	25,326	(248)
Jooeun Real Estate Trust Co., Ltd.					
Loans	-	40,000	-	40,000	617
Deposits	-	241	-	241	(1)
Other liabilities	-	1,797	-	1,797	-
Acceptances and guarantees	-	53	-	53	-
Jooeun Industrial Co., Ltd.					
Loans	-	228,317	-	228,317	5,473
Deposits	-	2,904	-	2,904	(14)
Other liabilities	-	1,081	-	1,081	-
Acceptances and guarantees	-	60	-	60	-
Jooeun Credit Information Co., Ltd.					
Deposits	-	7,838	-	7,838	(58)
Other liabilities	-	3,150	-	3,150	(2,973)
Commissions expenses	-	-	-	-	(1,453)
	₩ 1,229,354	₩ 1,080,780	₩ 829,901	₩ 1,480,233	₩ 183,830

30. Transactions with Financial Institutions

The assets and liabilities related to transactions with financial institutions for the year ended December 31, 2001 are as follows (in millions of Won):

Asset/Liability	Account		The Bank of Korea		Other Banks		Other Financial Institutions		Total
Cash and due from banks	Due from banks in Won	₩	3,450,528	₩	238,866	₩	1,144,971	₩	4,834,365
	Due from banks in foreign Currencies		33,795		272,363		23,433		329,591
		₩	3,484,323	₩	511,229	₩	1,168,404	₩	5,163,956
Loans	Loans in Won	₩	-	₩	36,111	₩	489,600	₩	525,711
	Loans in foreign currency		-		1,585,617		66,410		1,652,027
	Bills bought in Won		-		-		2,945		2,945
	Securities purchased under resale agreements		500,000		100,000		40,000		640,000
	Call loans		-		1,493,720		-		1,493,720
	Other		-		-		66,961		66,961
		₩	500,000	₩	3,215,448	₩	665,916	₩	4,381,364
Deposits	Deposits in Won	₩	-	₩	3,810	₩	1,331,248	₩	1,335,058
	Deposits in foreign currencies		-		31,351		5,311		36,662
		₩	-	₩	35,161	₩	1,336,559	₩	1,371,720
Borrowings	Borrowings in Won	₩	1,270,163	₩	1,196,637	₩	3,321,899	₩	5,788,699
	Borrowings in foreign currencies		-		2,886,885		150,629		3,037,514
	Other		126,501		623,460		2,075,252		2,825,213
		₩	1,396,664	₩	4,706,982	₩	5,547,780	₩	11,651,426
Debentures	Debentures in Won	₩	-	₩	833,484	₩	8,201,718	₩	9,035,202
	Debentures in foreign currencies		-		1,193,145		176,822		1,369,967
		₩	-	₩	2,026,629	₩	8,378,540	₩	10,405,169

31. Assets and Liabilities Bearing Interest:

Assets and liabilities bearing interest income and interest expenses for the year ended December 31, 2001 are as follows (in millions of Won):

Assets bearing interest income

Account		Average Balance		Interest Income	Interest Rate
Cash and due from banks	₩	3,242,804	₩	91,986	2.84%
Trading securities		6,375,530		380,462	5.97%
Investment securities		22,588,461		1,864,045	8.25%
Loans		73,077,379		5,733,889	7.85%
	₩	105,284,174	₩	8,070,382	

Liabilities bearing interest expenses

Account	Average Balance	Interest Income	Interest Rate
Deposits	₩ 71,944,713	₩ 3,783,808	5.26%
Borrowings	12,935,589	703,912	5.44%
Debentures	11,423,396	947,119	8.29%
	₩ 96,303,698	₩ 5,434,839	

32. Business Combination with H&CB

The Bank exchanged memorandum of understanding with H&CB on December 22, 2000 and entered into a business combination contract ("the Contract") with H&CB on April 23, 2001. The major terms of the Contract are as follows:

The Contract

According to the Contract, the shareholders of the Bank and H&CB received 1 new common share of the Bank for 1.688346 old shares of the Bank and 1 share of H&CB, respectively. The new common shares of the Bank were listed on the Korea Stock Exchange on November 9, 2001. Although the business combination took the legal form of consolidation, the Bank purchased H&CB's total assets and liabilities by applying purchase accounting. Therefore, the Bank's income statement for the year ended December 31, 2001 consists of income statement from January 1, 2001 to October 31, 2001 until the business combination and income statement during 2 months after the business combination.

A total of 24,063,637 shares, including 24,000,000 shares of preferred stock, voted against the business combination. After taking consideration of the claims for stock purchase, the former shareholders of the Bank and H&CB own 60.0% and 40.0% of the Bank, respectively.

The Bank's registration statement was declared effective by the Securities and Exchange Commission of the United States of America on September 10, 2001. Also, Global Depository Share ("GDS") of the Bank and American Depository Shares ("ADS") of H&CB were converted to new shares of the Bank and were listed on New York Stock Exchange as ADS on November 1, 2001.

H&CB Summary

H&CB was founded in 1967 under Korea Housing and Commercial Bank Act. H&CB was engaged in the banking business according to the provisions of the General Banking Act and operated through 552 domestic branches and 3 overseas networks as of December 31, 2000.

H&CB's shares were listed on the Korean Stock Exchange and resulting from several additional share issuances, H&CB's capital as of December 31, 2000 was £‹841,813 million. As a result of additional share issuances since 1996 and issuance of overseas depository receipts, the Korean government and foreign investors in aggregate held 14.50% and 66.44%, respectively, of common shares outstanding. Also, as of October 3, 2000, H&CB has its ADS of common shares listed on New York Stock Exchange with the approval of the United States' Securities and Exchange Commission and New York Stock Exchange.

The Financials of the Bank and H&CB

The condensed financial statements of the Bank and H&CB as of December 31, 2000 are as follows (in millions of Won):

Banking Accounts

Balance Sheets	The Bank	H&CB	Total
Cash and Due from Banks	₩ 6,355,464	₩ 2,058,245	₩ 8,413,709
Trading Securities	2,457,754	2,429,285	4,887,039
Investment Securities	16,893,551	8,111,956	25,005,507
Loans	50,570,411	45,030,068	95,600,479
Fixed Assets	1,272,126	886,136	2,158,262
Other Assets	3,972,267	1,920,920	5,893,187
Total Assets	₩ 81,521,573	₩ 60,436,610	₩ 141,958,183
Deposits	₩ 56,522,145	₩ 46,890,329	₩ 103,412,474
Borrowings	7,066,273	3,130,509	10,196,782
Debentures	6,674,942	3,194,239	9,869,181
Other Liabilities	7,001,692	4,678,145	11,679,837
Total Liabilities	77,265,052	57,893,222	135,158,274
Capital	1,698,067	841,813	2,539,880
Capital Surplus	1,600,590	777,397	2,377,987
Retained Earnings	875,045	983,022	1,858,067
Capital Adjustments	82,819	(58,844)	23,975
Total Shareholders' Equity	4,256,521	2,543,388	6,799,909
Total Liabilities and Shareholders' Equity	₩ 81,521,573	₩ 60,436,610	₩ 141,958,183

Income Statements	The Bank	H&CB	Total
Operating Income	₩ 8,851,893	₩ 6,000,607	₩ 14,852,500
Operating Expenses	(7,958,266)	(5,251,890)	(13,210,156)
Net Operating Income	893,627	748,717	1,642,344
Non-operating Income	442,880	195,053	637,933
Non-operating Expenses	(297,111)	(190,851)	(487,962)
Ordinary Income	1,039,396	752,919	1,792,315
Income Taxes	(319,696)	(229,090)	(548,786)
Net Income	₩ 719,700	₩ 523,829	₩ 1,243,529

Trust Accounts

Balance Sheets	The Bank	H&CB	Total
Securities	₩ 12,766,527	₩ 4,368,771	₩ 17,135,298
Loans	1,190,574	1,980,183	3,170,757
Money Receivables	855,984	-	855,984
Due from Banking Accounts	744,931	348,938	1,093,869
Allowances for Loan losses	(356,428)	(232,243)	(588,671)
Other Assets	560,828	128,957	689,785
Total Assets	₩ 15,762,416	₩ 6,594,606	₩ 22,357,022
Trusts	₩ 15,074,166	₩ 6,151,076	₩ 21,225,242
Present Value Discount	33,344	47,381	80,725
Special Allowance Revenue	13,406	8,024	21,430
Other Liabilities	641,500	388,125	1,029,625
Total Liabilities	₩ 15,762,416	₩ 6,594,606	₩ 22,357,022

Income Statements		The Bank		H&CB		Total
Interest on Securities	₩	1,411,532	₩	452,526	₩	1,864,058
Interest on Loans		180,936		267,226		448,162
Revenues on Securities		200,474		54,025		254,499
Interests on Due from Banking Accounts		13,629		13,052		26,681
Other Income		249,156		114,191		363,347
Total Operating Income	₩	2,055,727	₩	901,020	₩	2,956,747
Gain in Trust	₩	1,321,349	₩	618,620	₩	1,939,969
Expenses on Securities		258,598		133,740		392,338
Trust Commissions		244,457		55,768		300,225
Provisions for Loan Losses		180,300		43,992		224,292
Other Expenses		51,023		48,900		99,923
Total Operating Expenses	₩	2,055,727	₩	901,020	₩	2,956,747

The condensed financial statements of the Bank and H&CB as of October 31, 2001 are as follows (in millions of Won):

Banking Accounts

Balance Sheets		The Bank		H&CB		Total
Cash and Due from Banks	₩	3,220,978	₩	2,055,741	₩	5,276,719
Trading Securities		2,337,894		4,213,174		6,551,068
Investment Securities		21,546,077		8,213,703		29,759,780
Loans		54,640,496		50,158,579		104,799,075
Fixed Assets		1,273,170		888,180		2,161,350
Other Assets		3,917,038		2,170,905		6,087,943
Total Assets	₩	86,935,653	₩	67,700,282	₩	154,635,935
Deposits	₩	62,011,656	₩	50,966,993	₩	112,978,649
Borrowings		10,322,695		3,461,618		13,784,313
Debentures		4,191,063		5,090,168		9,281,231
Other Liabilities		5,679,274		4,862,406		10,541,680
Total Liabilities	₩	82,204,688	₩	64,381,185	₩	146,585,873
Capital		1,677,932		896,344		2,574,276
Capital Surplus		1,616,052		777,145		2,393,197
Retained Earnings		1,488,910		1,781,405		3,270,315
Capital Adjustments		(51,929)		(135,797)		(187,726)
Total Shareholders' Equity		4,730,965		3,319,097		8,050,062
Total Liabilities and Shareholders' Equity	₩	86,935,653		67,700,282	₩	154,635,935

Income Statements		The Bank		H&CB		Total
Operating Income	₩	8,472,757	₩	5,682,235	₩	14,154,992
Operating Expenses		(7,837,621)		(4,494,361)		(12,331,982)
Net Operating Income		635,136		1,187,874		1,823,010
Non-operating Income		527,549		241,477		769,026
Non-operating Expenses		(156,950)		(338,419)		(495,369)
Ordinary Income		1,005,735		1,090,932		2,096,667
Income Taxes		(323,339)		(345,209)		(668,548)
Net Income	₩	682,396	₩	745,723	₩	1,428,119

Trust Accounts

Balance Sheets		The Bank		H&CB		Total
Securities	₩	13,155,214	₩	5,697,788	₩	18,853,002
Loans		562,030		856,510		1,418,540
Money Receivables		2,598,103		7,045,224		9,643,327
Due from Banking Accounts		491,148		331,525		822,673
Allowances for loan losses		(258,011)		(122,850)		(380,861)
Other Assets		470,547		129,934		600,481
Total Assets	₩	17,019,031	₩	13,938,131	₩	30,957,162
Trusts	₩	15,986,860	₩	13,239,355	₩	29,226,215
Present Value Discount		27,729		9,452		37,181
Special Allowance Revenue		17,055		11,401		28,456
Other Liabilities		987,387		677,923		1,665,310
Total Liabilities	₩	17,019,031	₩	13,938,131	₩	30,957,162

Income Statements		The Bank		H&CB		Total
Interest on Securities	₩	825,655	₩	325,813	₩	1,151,468
Interest on Loans		72,734		131,120		203,854
Revenues on Securities		135,932		94,926		230,858
Interests on Due from Banking Accounts		14,920		11,556		26,476
Other Income		421,470		243,247		664,717
Total Operating Income	₩	1,470,711	₩	806,662	₩	2,277,373
Gain in Trust	₩	1,033,870	₩	517,497	₩	1,551,367
Expenses on Securities		47,335		49,565		96,900
Trust Commissions		187,980		132,818		320,798
Provisions for Loan Losses		3,521		30,470		33,991
Other Expenses		198,005		76,312		274,317
Total Operating Expenses	₩	1,470,711	₩	806,662	₩	2,277,373

The combined balance sheets of the Bank after the business combination with H&CB as of October 31, 2001 are as follows (in millions of Won):

			H&CB					
Balance Sheets		The Bank		Book Value		Fair Value		Total (*)
Cash and Due from Banks	₩	3,220,978	₩	2,055,741	₩	2,055,741	₩	5,276,719
Trading Securities		2,337,894		4,213,174		4,213,174		6,551,068
Investment Securities		21,546,077		8,213,703		8,241,078		29,775,500
Loans		54,640,496		50,158,579		50,158,579		104,486,251
Fixed Assets		1,273,170		888,180		903,481		2,176,651
Other Assets		3,917,038		2,170,905		2,170,905		6,302,467
Goodwill		-		-		705,108		705,108
Total Assets	₩	86,935,653	₩	67,700,282	₩	68,448,066	₩	155,273,764
Deposits	₩	62,011,656	₩	50,966,993	₩	50,966,993	₩	112,978,649
Borrowings		10,322,695		3,461,618		3,461,618		13,745,430
Debentures		4,191,063		5,090,168		5,090,168		9,269,566
Other Liabilities		5,679,274		4,862,406		4,862,406		10,482,263
Total Liabilities	₩	82,204,688	₩	64,381,185	₩	64,381,185	₩	146,475,908
Capital		1,677,932		896,344		599,611		1,498,487
Capital Surplus		1,616,052		777,145		3,449,793		5,684,012
Retained Earnings		1,488,910		1,781,405		-		1,488,920
Capital Adjustments		(51,929)		(135,797)		17,477		126,437
Total Shareholders' Equity	₩	4,730,965	₩	3,319,097	₩	4,066,881	₩	8,797,856
Total Liabilities and Shareholders' Equity	₩	86,935,653	₩	67,700,282	₩	68,448,066	₩	155,273,764

(*) After eliminating inter-bank transactions and including goodwill

The movements in goodwill for the year ended December 31, 2001 are as follows (in millions of Won):

Beginning balance	₩	-
Increase during current year		705,108
Amortization during current year		13,050
Consolidation adjustments		(471)
Ending balance	₩	691,587

33. Statement of Cash Flows

Cash and cash equivalents at December 31, 2001 and 2000 as presented in the consolidated statement of cash flows comprise the following (in millions of Won):

		2001		2000(*)
Cash on hand	₩	2,553,714	₩	1,768,081
Cash in foreign currencies		147,314		73,577
Due from banks in Won		4,811,827		3,271,792
Due from banks in foreign currencies		329,591		1,289,590
	₩	7,842,446	₩	6,403,040

Major transactions that do not involve cash inflows and cash outflows for the years ended December 31, 2001 and 2000 are presented as follows (in millions of Won):

		2001		2000(*)
Increases in:				
Unrealized gains or losses on investment securities in consolidated capital adjustments	₩	-	₩	74,701
Capital due to the conversion of convertible bonds		31,864		-
Assets, liabilities and equity due to the business combination with H&CB		66,392,324		-
Changes in capital structure due to issuance of new shares in relation to the business combination with H&CB		2,717,328		-
Cash and stock dividend payable		119,867		-
Decreases in:				
Unrealized gains or losses on investment securities in consolidated capital adjustments		67,294		-
Assets and liabilities due to accounting changes		50,402		34,619
Loans due to troubled debt restructuring		183,432		318,438
Write-offs of loans		1,459,540		817,557
Conversion of borrowings to convertible debentures		66,158		-

34. Assets and Liabilities Denominated in Foreign Currencies

Significant assets and liabilities denominated in foreign currencies as of December 31, 2001 comprise the following:

	Total Balances		Major Denomination Currencies(*)		
	Millions of Won	Thousands of US Dollars	Thousands of US Dollars	Thousands of EC Euro	Thousands of Japanese Yen
Assets					
Cash	147,314	111,088	53,028	3,860	5,446,819
Due from banks	329,591	248,542	183,167	15,515	1,332,431
Trading securities	58,128	43,833	43,808	-	-
Investment securities	1,409,739	1,063,072	998,551	-	4,842,141
Loans	4,519,184	3,407,861	2,518,797	10,644	1,060,052
Bills bought	1,006,095	758,687	683,952	37,184	1,760,146
Advances for customers	96,118	72,483	69,563	-	-
Call loans	78,401	59,122	44,003	-	150,000
Liabilities					
Deposits	1,117,563	842,744	640,407	7,547	3,522,804
Borrowings	3,037,514	2,290,561	1,856,773	32,000	7,983,616
Due to Bank of Korea	126,501	95,393	95,393	-	-
Call money	286,140	215,776	69,689	-	-
Debentures	1,369,967	1,033,080	988,967	-	-
Unsettled foreign payables	9,407	7,094	5,418	292	88,758

(*) Foreign currencies other than US dollars are converted into US dollar amounts using the exchange rates provided by Korea Financial Telecommunications & Clearing Institute at the balance sheet date.

35. Value Added Tax related Accounts:

Major accounts included in general and administrative expenses to compute value added tax for the years ended December 31, 2001 and 2000 are as follows (in millions of Won):

	2001	2000
Salaries and wages	₩ 625,156	₩ 444,465
Retirement benefits	124,853	105,963
Other employee benefits	385,376	216,487
Rent	27,516	22,172
Depreciation	183,492	161,249
Amortization	13,967	577
Taxes and dues	74,407	59,813
	₩ 1,434,767	₩ 1,010,726

36. Business Segments:

The following tables show the distribution of the Bank and its subsidiaries' operations by business segment as of December 31, 2001 (in millions of Won):

Balance Sheets		Financing and Insurance		Non-financing & Insurance		Adjustments for consolidation		Total
Assets								
I. Cash and due from Banks	₩	8,023,119	₩	2,962	₩	(183,635)	₩	7,842,446
II. Trading securities		11,820,593		-		(186,255)		11,634,338
III. Investment securities		28,161,003		29		(1,508,024)		26,653,008
IV. Loans		117,459,091		55		(1,118,425)		116,340,721
V. Fixed assets		3,127,445		170,006		(6,156)		3,291,295
VI. Other assets		7,247,408		114,718		(525,128)		6,836,998
Total Assets	₩	175,838,659	₩	287,770	₩	(3,527,623)	₩	172,598,806
Liabilities								
I. Deposits		120,961,847	₩	-	₩	(512,898)	₩	120,448,949
II. Borrowings		18,028,769		290,974		(1,247,061)		17,072,682
III. Debentures		14,003,734		50		(142,569)		13,861,215
IV. Other liabilities		12,371,594		44,099		(476,689)		11,939,004
Total Liabilities		165,365,944		335,123		(2,379,217)		163,321,850
Equities								
I. Capital stock		2,562,248		10,000		(1,073,761)		1,498,487
II. Consolidated capital surplus		5,845,752		-		(100,750)		5,745,002
III. Consolidated retained earnings		1,764,274		(57,353)		(187,857)		1,519,064
IV. Consolidated capital adjustments		300,441		-		(95,167)		205,274
V. Minority interest		-		-		309,129		309,129
Total Shareholder's Equity		10,472,715		(47,353)		(1,148,406)		9,276,956
Total Liabilities and Shareholders' Equity	₩	175,838,659	₩	287,770	₩	(3,527,623)	₩	172,598,806

Income Statements		Financing and Insurance		Non-financing & Insurance		Adjustments for consolidation		Total
I. Operating revenue	₩	13,977,118	₩	9,317	₩	(332,000)	₩	13,654,435
(1)Interest revenue		8,317,114		103		(102,473)		8,214,744
(2)Fees & commissions		2,416,681		-		(168,596)		2,248,085
(3)Other revenue		3,243,323		9,214		(60,931)		3,191,606
II. Operating expenses		12,454,691		19,507		(355,705)		12,118,493
(1)Interest expenses		5,596,398		6,305		(101,086)		5,501,617
(2)Fees & commissions		588,215		-		(151,798)		436,417
(3)Other expenses		4,494,806		12,330		(91,527)		4,415,609
(4)General and administration		1,775,272		872		(11,294)		1,764,850
Operating income		1,522,427		(10,190)		23,705		1,535,942
III. Non-operating income		682,873		7,100		(357,588)		332,385
IV. Non-operating expenses		482,306		10,823		18,893		512,022
V. Ordinary income		1,722,994		(13,913)		(352,776)		1,356,305
VI. Extraordinary gain		175,035		-		(13,508)		161,527
VII. Extraordinary loss		-		-		-		-
VIII. Income before income tax		1,898,029		(13,913)		(366,284)		1,517,832
IX. Income tax expenses		560,400		-		-		560,400
X. Net income before consolidation adjustment		1,337,629		(13,913)		(366,284)		957,432
XII. Minority interest in earnings of consolidated subsidiaries		-		-		(120,557)		(120,557)
XIII. Consolidated net income	₩	1,337,629	₩	(13,913)	₩	(486,841)	₩	836,875

The following table shows the distribution of the Bank and its subsidiaries' operations by industry (in millions of Won):

At December 31, 2001		Banking		Credit card		Other		Adjustments for Consolidation		Total
Operating revenue	₩	10,993,905	₩	2,322,596	₩	669,934	₩	(332,000)	₩	13,654,435
(Intercompany transaction)		(256,560)		(452)		(74,988)		332,000		-
		10,737,345		2,322,144		594,946		-		13,654,435
Operating Income		845,546		671,658		(4,967)		23,705		1,535,942
Cash and due from banks		7,503,624		108,943		413,514		(183,635)		7,842,446
Securities		33,417,354		647,720		5,916,551		(1,694,279)		38,287,346
Loans		107,029,959		9,322,658		1,106,529		(1,118,425)		116,340,721
Fixed asset		2,924,471		175,302		197,678		(6,156)		3,291,295
Other asset		6,018,394		322,869		1,020,863		(525,128)		6,836,998
Total asset	₩	156,893,802	₩	10,577,492	₩	8,655,135	₩	(3,527,623)	₩	172,598,806

The following table shows the distribution of the Bank and its subsidiaries' operations by geographical market (in millions of Won):

At December 31, 2001		Domestic		Overseas		Adjustments for Consolidation		Total
Operating revenue	₩	13,850,139	₩	136,296	₩	(332,000)	₩	13,654,435
(Intercompany transactions)		(311,238)		(20,762)		332,000		-
		13,538,901		115,534		-		13,654,435
Operating Income		1,507,127		5,110		23,705		1,535,942
Cash and due from banks		7,841,196		184,885		(183,635)		7,842,446
Securities		39,559,187		422,438		(1,694,279)		38,287,346
Loans		115,820,246		1,638,900		(1,118,425)		116,340,721
Fixed asset		3,292,230		5,221		(6,156)		3,291,295
Other asset		7,236,696		125,430		(525,128)		6,836,998
Total asset	₩	173,749,555	₩	2,376,874	₩	(3,527,623)	₩	172,598,806

37. Reclassification of Accounts:

Certain accounts of prior consolidated financial statements are those generally accepted and applied in Korea.reclassified for comparative purposes. These reclassifications have no effect on the net asset value and the net income of the Bank and its subsidiaries as of the balance sheet date.

Presentation of financial statements in United States Dollar amounts:

The Bank operates primarily in Korean Won and its official accounting records are maintained in Korean Won. The U.S. dollar amounts are provided herein as supplementary information solely for the convenience of the reader. Won amounts are expressed in U.S. dollars at the rate of ₩1,326.1 : US$1, the prevailing rate on December 31, 2001. The 2000 U.S. dollar amounts, which were previously expressed at the rate of ₩1,259.7 : US$1, the rate prevailing on December 31, 2000, have been restated to reflect the exchange rate in effect on December 31, 2001. This presentation is not required by or in accordance with accounting principles generally accepted in either the Republic of Korea or the United States, and should not be construed as a representation that the Won amounts shown could be converted to, realized or settled in U.S. dollars at this or any other rate.

	In Millions of Korean Won		In Thousands of U.S. Dollars	
	2001	2000	**2001**	2000
ASSETS				
Cash and due from banks	₩ 7,842,446	₩ 6,403,040	US$ 5,913,918	US$ 4,828,474
Trading securities	11,634,338	3,805,520	8,773,349	2,869,708
Investment securities	26,653,008	16,839,147	20,098,792	12,698,248
Loans	116,340,721	58,212,510	87,731,483	43,897,527
Fixed assets	3,291,295	1,452,514	2,481,936	1,095,328
Other assets	6,836,998	4,386,034	5,155,718	3,307,469
Total Assets	₩ 172,598,806	₩ 91,098,765	US$ 130,155,196	US$ 68,696,754
LIABILITIES AND SHAREHOLDERS' EQUITY				
Deposits	120,448,949	57,978,950	US$ 90,829,462	US$ 43,721,401
Borrowings	17,072,682	9,649,664	12,874,355	7,276,724
Debentures	13,861,215	11,647,878	10,452,616	8,783,559
Other liabilities	11,939,004	7,570,607	9,003,095	5,708,927
Total Liabilities	163,321,850	86,847,099	123,159,528	65,490,611
Common stock	1,498,487	1,498,067	1,129,995	1,129,679
Preferred stock	-	200,000	-	150,818
Capital surplus	5,745,002	1,647,292	4,332,255	1,242,208
Retained earnings	1,519,064	708,156	1,145,512	534,014
Capital adjustments	205,274	(17,100)	154,795	(12,895)
Minority interest in consolidated subsidiaries	309,129	215,251	233,111	162,319
Total Shareholders' Equity	9,276,956	4,251,666	6,995,668	3,206,143
Total Liabilities and Shareholders' Equity	₩ 172,598,806	₩ 91,098,765	US$ 130,155,196	US$ 68,696,754

APPENDIX (CONSOLIDATED INCOME STATEMENTS)

for the years ended December 31, 2001 and 2000

	In Millions of Korean Won		In Thousands of U.S. Dollars	
	2001	2000	**2001**	2000
Interest income :				
Interest on due from banks	₩ 91,986	₩ 328,648	US$ 69,366	US$ 247,830
Interest on trading securities	380,462	313,312	286,903	236,266
Interest on investment securities	1,864,045	1,434,446	1,405,659	1,081,703
Interest on loans	5,733,889	4,626,826	4,323,874	3,489,048
Other interest income	144,362	85,324	108,862	64,342
	8,214,744	6,788,556	6,194,664	5,119,189
Interest expenses :				
Interest on deposits	3,783,808	3,220,984	2,853,335	2,428,915
Interest on borrowings	703,912	640,089	530,814	482,685
Interest on debentures	947,119	1,046,958	714,214	789,502
Other interest expenses	66,778	39,039	50,357	29,439
	5,501,617	4,947,070	4,148,720	3,730,541
Net interest income	2,713,127	1,841,486	2,045,944	1,388,648
Bad debt expenses	1,414,178	916,624	1,085,219	691,218
Net interest income after bad debt expenses	1,298,949	924,862	960,725	697,430
Non-interest income:				
Fees & commission income	2,248,085	1,519,147	1,695,261	1,145,575
Dividends on trading securities	495	2,750	373	2,074
Dividends on investment securities	7,138	44,902	5,383	33,860
Gain on foreign currency transactions	398,630	333,428	300,603	251,435
Gain on derivatives	2,314,740	1,401,563	1,745,524	1,056,906
Other	445,671	451,860	336,076	340,744
	5,414,759	3,753,650	4,083,221	2,830,594
Non-interest expenses:				
Fees & commission expenses	436,417	193,234	329,098	145,716
General and administrative expenses	1,764,850	1,231,999	1,330,857	929,039
Loss on foreign currency transactions	270,697	136,122	204,130	102,648
Loss on derivatives	2,336,897	1,511,588	1,762,233	1,139,875
Other	368,905	441,057	278,188	332,597
	5,177,766	3,514,000	3,904,506	2,649,875
Operating income	1,535,942	1,164,512	1,139,440	878,149
Non-operating loss, net	(179,637)	(29,990)	(135,463)	(22,615)
Extraordinary gain	161,527	-	121,806	-
Income before income tax expenses	1,517,832	1,134,522	1,125,783	855,534
Income tax expenses	560,400	448,269	422,593	338,036
Net income before consolidation adjustment	957,432	686,253	703,190	517,498
Minority interest in earnings of consolidated subsidiaries	(120,557)	(93,837)	(90,911)	(70,762)
Net income	836,875	592,416	US$ 612,279	US$ 446,736
Basic operating income per share (Unit: Korean Won, US$)	₩ 3,380	₩ 3,330	US$ 2.55	US$ 2.51
Diluted operating income per share (Unit: Korean Won, US$)	₩ 3,235	₩ 2,849	US$ 2.44	US$ 2.15
Basic earnings per share (Unit: Korean Won, US$)	₩ 4,188	₩ 3,330	US$ 3.16	US$ 2.51
Diluted earnings per share (Unit: Korean Won, US$)	₩ 4,003	₩ 2,849	US$ 3.02	US$ 2.15

APPENDIX (CHANGES IN CONSOLIDATED SHAREHOLDERS' EQUITY)

for the years ended December 31, 2001 and 2000 / Dates of appropriations : March 22, 2002 for 2001 and March 15, 2001 for 2000

(In millions of Won and thousands of U.S. Dollars)

	Capital		Capital surplus		Retained earnings		Capital adjustments		Minority interest		Total	
January 1, 2000	₩1,698,067	$1,280,497	₩1,587,245	$1,196,927	₩265,203	$199,987	(₩62,452)	($47,094)	₩21,194	$15,982	₩3,509,257	$2,646,299
Change in reporting entity	-	-	-	-	31,747	23,940	-	-	-	-	31,747	23,940
Acquisition of equity securities of subsidiaries	-	-	98,990	74,647	-	-	-	-	-	-	98,990	74,647
Net income	-	-	-	-	592,416	446,736	-	-	-	-	592,416	446,736
Dividends	-	-	-	-	(151,009)	(113,875)	-	-	-	-	(151,009)	(113,875)
Change in treasury stocks	-	-	(393)	(296)	-	-	(35,146)	(26,503)	-	-	(35,539)	(26,800)
Unrealized gain on investment securities	-	-	-	-	-	-	79,714	60,111	-	-	79,714	60,111
Stock options	-	-	-	-	-	-	784	591	-	-	784	591
Changes in minority interest	-	-	-	-	-	-	-	-	194,057	146,337	194,057	146,337
Cumulative effect of accounting changes	-	-	(30,808)	(23,232)	(34,619)	(26,106)	-	-	-	-	(65,427)	(49,338)
Other	-	-	(7,742)	(5,838)	4,418	3,332	-	-	-	-	(3,324)	(2,507)
December 31, 2000	₩1,698,067	$1,280,497	₩1,647,292	$1,242,208	₩708,156	$534,014	(₩17,100)	($12,895)	₩215,251	$162,319	₩4,251,666	$3,206,143
January 1, 2001	₩1,698,067	$1,280,497	₩1,647,292	$1,242,208	₩708,156	$534,014	(₩17,100)	($12,895)	₩215,251	$162,319	₩4,251,666	$3,206,143
Decrease due to business combination	(199,580)	(150,502)	-	-	-	-	-	-	-	-	(199,580)	(150,502)
Additional paid in capital	-	-	4,082,924	3,078,896	-	-	-	-	-	-	4,082,924	3,078,896
Acquisition of equity securities of subsidiaries	-	-	14,336	10,811	-	-	-	-	-	-	14,336	10,811
Net income	-	-	-	-	836,875	631,080	-	-	-	-	836,875	631,080
Reserves for future losses in trust accounts	-	-	-	-	11,120	8,385	-	-	-	-	11,120	8,385
Dividends	-	-	-	-	(119,867)	(90,391)	89,900	67,793	-	-	(29,967)	(22,598)
Loss on exceeded minority interest	-	-	-	-	32,427	24,453	-	-	-	-	32,427	24,453
Changes in treasury stocks	-	-	450	339	-	-	39,673	29,917	-	-	40,123	30,256
Unrealized gain on investment securities	-	-	-	-	-	-	67,294	50,746	-	-	67,294	50,746
Stock options	-	-	-	-	-	-	25,507	19,235	-	-	25,507	19,235
Changes in minority interest	-	-	-	-	-	-	-	-	93,878	70,793	93,878	70,793
Cumulative effect of accounting changes	-	-	-	-	50,402	38,008	-	-	-	-	50,402	38,008
Other	-	-	-	-	(49)	(37)	-	-	-	-	(49)	(37)
December 31, 2001	₩1,498,487	$1,129,995	₩5,745,002	$4,332,254	₩1,519,064	$1,145,512	₩205,274	$154,796	₩309,129	$233,112	₩9,276,956	$6,995,669

for the years ended December 31, 2001 and 2000

	In Millions of Korean Won		In Thousands of U.S. Dollars	
	2001	2000	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	₩ 836,875	₩592,416	US$ 631,080	US$ 446,736
Adjustments to reconcile net income to net cash provided by operating activities:				
Realized gain(loss) on trading securities, net	(48,481)	41,353	(36,559)	31,184
Unrealized gain on trading securities, net	14,430	47,169	10,882	35,570
Bad debt expense	1,439,110	916,624	1,085,220	691,218
Gain on foreign currency transactions, net	(127,933)	(197,306)	(96,473)	(148,787)
Loss on derivative instruments, net	22,157	110,025	16,708	82,969
Retirement benefits	124,853	105,963	94,151	79,906
Depreciation and amortization	197,459	161,826	148,902	122,032
Gain on disposal of fixed assets, net	17,575	8	13,253	6
Realized gain on investment securities, net	(89,433)	(127,753)	(67,441)	(96,337)
Impairment loss on investment securities, net	117,665	120,794	88,730	91,090
Loss on sale of troubled loans, net	162,305	29,694	122,393	22,392
Minority interest in earnings of consolidated subsidiaries	120,557	93,837	90,911	70,762
Other, net	(420,651)	(56,945)	(317,209)	(42,942)
Net changes in,				
Prepaid expenses	(3,552)	440,727	(2,679)	332,348
Accrued income	310,056	13,820	233,810	10,422
Withholding taxes	(110,103)	30,378	(83,028)	22,908
Accrued expenses	(55,489)	168,316	(41,844)	126,926
Unearned income	20,504	(8,264)	15,462	(6,232)
Payment of retirement benefits	(655,644)	(110,528)	(494,415)	(83,348)
Contributions to the National pension fund	(1,302)	3,696	(982)	2,787
Net cash provided by operating activities	1,870,958	2,375,850	1,410,872	1,791,610
CASH FLOWS FROM INVESTING ACTIVITIES:				
Increase in trading securities	(3,581,594)	328,577	(2,700,848)	247,777
Increase in investment securities	(1,376,433)	(1,994,237)	(1,037,956)	(1,503,836)
Increase in loans, net	(8,836,726)	(15,963,584)	(6,663,694)	(12,037,994)
Proceeds from disposition of fixed assets	26,531	14,175	20,007	10,689
Acquisition of fixed assets	(479,701)	(178,411)	(361,738)	(134,538)
Other, net	(1,386,960)	356,390	(1,045,894)	268,750
Net cash used in investing activities	(15,634,883)	(17,437,090)	(11,790,123)	(13,149,152)
CASH FLOWS FROM FINANCING ACTIVITIES:				
Increase in deposits, net	11,503,007	13,713,893	8,674,313	10,341,523
Increase in borrowings	4,000,529	-	3,016,763	-
Increase in debentures	-	2,335,124	-	1,760,896
Decrease in borrowings	-	(753,175)	-	(567,962)
Decrease in debentures	(2,880,627)	-	(2,172,255)	-
Other, net	2,580,422	851,659	1,945,873	642,228
Net cash provided by financing activities	15,203,331	16,147,501	11,464,694	12,176,685
Net increase in cash and cash equivalents	1,439,406	1,086,261	1,085,443	819,143
Cash and cash equivalents, beginning of year	6,403,040	5,316,779	4,828,478	4,009,335
Cash and cash equivalents, end of year	₩ 7,842,446	₩ 6,403,040	US$ 5,913,921	US$ 4,828,478

Organization Chart


Board of Directors
Audit Team
Auditor & Executive Director
President & CEO
Corporate centers
Corporate Financial Planning
Strategic Planning
Risk Management
Kookmin Economy & Business Research Institute
Shared services
General Administration
Information Technology
Subsidiaries Management
Education & Training Center
Business units
Sales
Retail Banking
P B
e-Business
Corporate Banking
Int'l Banking
Capital Market
Workout
Card Business
Trust Business
NHF Management
Compliance Team
Compliance Officer
Secretariat Team

Board of Directors & Management

(As of April 30, 2002)

Executive Directors

Sang Hoon Kim	Chairman
Jung Tae Kim	President & CEO
Choul Ju Lee	Auditor & Executive Director
Jan Op de Beeck	Director & Executive Vice President (Risk Management Division)

Executive Vice Presidents

Jong Kyoo Yoon	Corporate Financial Planning Division
Bong Hwan Cho	Strategic Planning Division
Sung Chul Kim	General Administration Division
Jae In Seo	Information Technology Division
Buhm Soo Choi	Kookmin Economy and Business Research Institute, Education and Training Center, Subsidiaries Management Division
Bock Woan Kim	Sales Business Unit
Young Il Kim	Retail Banking Business Unit, Private Banking Business Unit, e-Business Unit
Ki Taek Hong	Corporate Banking Business Unit
Sung Hyun Chung	International Banking Business Unit
Ki Sup Shin	Capital Market Business Unit
Sung Kyu Lee	Workout Business Unit
Jong In Park	Credit Card Business Unit
Byung Sang Kim	Trust Business Unit
Woo Jung Lee	National Housing Fund Management Business Unit

Non-Executive Directors

Moon Soul Chung	Advisor, Mirae Corporation
Timothy Hartman	Director, Infornet Services Corporation
Sun Jin Kim	President, Yuhan Corporation
Sun Jae Cho	Chairman, Korean Teachers Credit Union
Dong Soo Chung	Ex-Vice Minister, Ministry of Environment
Keun Shik Oh	Researcher, Kwangju Society Research Institute
Kyung Hee Yoon	Country Manager & Managing Director, ING Barings, Korea
Ji Hong Kim	Professor, Business & Economics, Hanyang University
Henry Cornell	Managing Director, Goldman Sachs

Business Directory

Business Network

Principal Executive Office
9-1, 2-ga, Namdaemoon-ro Jung-gu, Seoul
100-703, Korea
Tel: (822) 317-2114
Swift Code: CZNBKRSE
Telex : K23481, K26109
http://www.kookminbank.com

Investor Relations Team
Soo-Cheol Park_General Manager
Tel: (822) 769-8341   Fax: (822) 769-8360

International Financing Team
Ki-Youl Suh_General Manager
Tel: (822) 317-2291   Fax: (822) 317-2219

International Business Team
Sung-shin Cho_General Manager
Tel: (822) 317-2331   Fax: (822) 317-2885

International Treasury Team
Hyung-Jae Park_General Manager
Tel: (822) 317-2626   Fax: (822) 317-2663

Foreign Business Team
Yang-Jin Kim_General Manager
Tel: (822) 317-2771   Fax: (822) 317-2828

Domestic
Regional Head Offices : 16
Branches & Sub-branches : 1,125

Overseas

Japan
Kookmin Bank Tokyo Branch
Jae-Hyun Im_General Manager
Yurakucho Denki Bldg. -N, 14F, 1-7-1, Yurakucho,
Chiyoda-ku Tokyo 100 Japan
Tel: (81-3) 3201-3411   Fax: (81-3) 3201-3410
SWIFT: CZNBJPJT   Telex: 2224334CNBTKY

USA
Kookmin Bank New York Branch
Sei-Jun Park_General Manager
565 Fifth Avenue, 24th Floor, New York,
NY, 10017 U.S.A.
Tel : (1-212) 697-6100   Fax: (1-212) 697-1456
SWIFT: CZNBUS33   Telex: 49666583
ABA: 0260 1334 3

New Zealand
Kookmin Bank Auckland Branch
Sang-Kyung An _General Manager
Level 19, ASB Bank Centre Cnr. Albert & Wellesley
Streets PO BOX 7506, Auckland, New Zealand
Tel: (64-9) 366-1000   Fax: (64-9) 366-6608
SWIFT: CZNBNZ2A   Telex: NZ60214

United Kingdom
Kookmin Bank International Ltd.
Young-Guk Song _Managing Director
6th Floor, Princes Court, 7 Princes Street,
London EC2R 8AQ, U.K.
Tel: (44-207) 710-8300   Fax: (44-207) 726-2808
SWIFT: CZNBGB2L   Telex: 8811971KBILDG

China
Kookmin Finance Hong Kong Ltd.
Hyo-Nam Choi _Managing Director
19/F, Gloucester Tower, 11 Pedder Street, Central,
Hong Kong, China
Tel: (852) 2530-3633/2521-3584
Fax: (852) 2869-6650/2840-0207
SWIFT: KHBAHKHH   Telex: 88126 DNBHKHX

Luxembourg
Kookmin Bank Luxembourg S.A.
Woo-Shick Lee _Managing Director
11A, Boulevard Prince Henri, L-1724 Luxembourg
Tel: (352) 466-555   Fax: (352) 466-566
SWIFT: CZNBLULL   Telex: 60130 CNBLU

Corporate Data

(As of December 31, 2001)

BRIEF HISTORY

Kookmin Bank (before merger)

1963. 2. 1	Established Kookmin Bank
1994. 9. 30	Listed shares on Korea Stock Exchange
1995. 1. 5	Privatized Kookmin Bank
1998. 6. 29	Acquired Daedong Bank' assets and liabilities through P&A
1998. 12. 31	Merged with Korea Long-term Credit Bank
1999. 6. 14	Goldman Sachs joined capital investment (US$500 million)
2000. 12. 22	Signed MOU with H&CB on merger

H&CB (before merger)

1967. 7. 10	Established Korea Housing Finance
1996. 3. 7	Listed shares on Korea Stock Exchange
1997. 8. 30	Privatized H&CB
1998. 6. 29	Acquired Dongnam Bank' assets and liabilities through P&A
1999. 7. 15	Strategic alliance with ING Group
2000. 10. 3	Listed shares on New York Stock Exchange
2000. 12. 22	Signed MOU with Kookmin Bank on merger

2001. 4. 23	Signed merger agreement
2001. 11. 1	New Kookmin Bank was established and Listed on the New York Stock Exchange

NUMBER OF EMPLOYEES : 19,194

PAID-IN CAPITAL : W 1,498billion

TOTAL SHAREHOLDERS' EQUITY : W 8,914 billion

NUMBER OF SHARES

Authorized : 1,000,000,000
Common Stock : 299,697,462

MAJOR SHAREHOLDERS

Government : 9.64%
Bank of New York (As depository) : 7.59%
Goldman Sachs : 6.82%
ING Insurance Int'l B.V : 4.00%

STOCK LISTING :

Korea Stock Exchange
New York Stock Exchange (ADS)

GENERAL MEETING OF SHAREHOLDERS : March 22nd, 2002

TRANSFER AGENT AND REGISTRAR

Common Stock: Kookmin Bank Securities Agency Business Team.
15-22 Yoido-dong, Youngdeungpo-gu, Seoul, Korea
Tel: (822) 3779-8094

DR: Bank of New York

ADR Division

620 Adewe of the AMERKAS, New York, N.Y. 10011, U.S.A.
Tel: (212)-815-5838

INTERDEPENDENT ACCOUNTANTS

PriceWaterhouseCoopers
Samil Accounting Corporation

Kookminbank

9-1, 2-ga, Namdaemoon-ro Jung-gu,
Seoul 100-703, Korea
Tel : (822) 769-8352 / 769-8354
Fax: (822) 769-8360
Swift Code: CZNBKRSE
Telex : K23481, K26109
http://www.kookminbank.com

Produced by PAOS